UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 31, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Second Quarter 2012 Report of UBS AG, which appears immediately following this page.

Second Quarter 2012 Report

Our financial results for

the second quarter of 2012.

Second Quarter 2012 Report

Dear shareholders,

For the second quarter of 2012, we report a net profit attributable to UBS shareholders of CHF 425 million and diluted earnings per share of CHF 0.11. Despite challenging market conditions, we achieved a Group pre-tax profit of CHF 951 million, net new money inflows in our wealth management businesses improved further to CHF 13.2 billion and we increased our already industry-leading capital ratios, with our quarter-end Basel 2.5 tier 1 ratio rising to 19.2%. We also made substantial progress in our Basel III capital ratio 1 development during the quarter and have already surpassed our 13% common equity tier 1 target based on the phase-in rules taking effect on 1 January 2013. We are already managing the firm on a Basel III basis, and by doing so and executing on our capital plan, we clearly distinguish ourselves from our peers. Having already surpassed our Basel III capital target for 2012, we are accelerating towards our 2013 target. We will work to extend our advantage both on a Basel III phase-in basis and on a fully applied basis to ensure the firm is best placed to succeed in a more volatile banking environment.

During the second quarter, markets continued to be affected by economic and political challenges in Europe, the slowdown in the global economy and election year concerns in the US. The resulting volatility prompted clients to act with even greater caution, with many clients intensifying their focus on wealth preservation by increasing their allocation to cash and cash-like products. This prompted a substantial reduction in activity levels that affected all our businesses and resulted in our revenues declining over the quarter to CHF 6.4 billion.

In this challenging economic and political climate, clients, regulators and shareholders are seeking greater reassurance regarding the financial strength and stability of the world’s financial institutions. More than ever, we believe our capital, liquidity and funding positions, as well as our transparency and consistency in communicating these strengths, clearly speak in favor of UBS. This strategic advantage provides comfort to our clients that UBS is strong, stable and financially sound in an otherwise adverse environment. At our Investor Day last year, we outlined our strategic objectives, highlighting our desire to build our capital ratios rapidly, primarily by reducing risk-weighted assets in our Investment Bank and Corporate Center legacy portfolio. In the second quarter, we continued to make good progress on this critical strategic objective, reducing Basel III risk-weighted assets by CHF 45 billion. We have also lowered our 2016 risk-weighted asset target for the Group by CHF 30 billion to approximately CHF 240 billion, and for the Investment Bank by CHF 15 billion to approximately CHF 135 billion. This refinement of our targets reflects our success in reducing risk-weighted assets, as well as the revised treatment of our SNB StabFund option that became effective in the second quarter. More importantly, it reflects our assessment that, in the longer term, the Investment Bank can perform within the target performance ranges we set last year with risk-weighted assets of less than CHF 135 billion. We are confident that our shareholders will continue to value our non-dilutive capital accretion strategy.

Our tier 1 capital position remains the best in our peer group, and at the end of the quarter stood at 19.2% under Basel 2.5 and 13.1% under the phase-in Basel III rules. We remain fully committed to consistent and transparent reporting of our position to ensure our progress is well understood by our clients and the market. In addition, our funding and liquidity positions are strong and we believe we are already compliant with future FINMA and Basel III liquidity requirements, well in advance of the mandatory implementation of these standards. We are confident that our strategy, which builds on our industry-leading capital position, our strong funding and liquidity positions, and our enduring commitment to our clients, benefits all our stakeholders. Accelerated inflows of net new money in our wealth management businesses and continuing deposit inflows in our Retail & Corporate business serve to emphasize that our clients also recognize the merits of our approach.

In these challenging markets, we are maintaining our vigilance on costs while exploring measures to improve our overall efficiency. During the quarter, we reduced costs in line with our CHF 2 billion cost reduction program announced last summer and, despite the effects of the rising US dollar, our cost base is approximately CHF 1 billion lower than in the first half of 2011. We remain confident we will deliver our entire planned savings by the end of 2013. We are reducing the structural costs of running the firm by improving our operating model, streamlining our product offering and optimizing the use of technology. This will benefit our clients by enabling us to deliver faster and better advice and services to them as we refocus expertise and resources on client-facing advisory and execution businesses, while reducing operational risks and controlling costs.

In addition to a challenging operating environment, there were several other significant factors that affected our results in the second quarter. The widening of our credit spreads resulted in an own

[1]  The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 risk-weighted assets, a revised treatment for low-rated securitization exposures which are no longer deducted from capital but are risk-weighted with 1250%, and new capital charges based on models. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates of the impact of these new capital charges which will be refined as models and the associated systems are enhanced.

3

Second Quarter 2012 Report

credit gain of CHF 239 million recorded in our Corporate Center. In our Investment Bank’s Equities business, we incurred losses related to the Facebook initial public offering, as discussed below. Net profit attributable to non-controlling interests was CHF 273 million due to dividend payments on trust preferred securities and represents the vast majority of the net profit allocation to non-controlling interest equity holders we expect for the year.

Our clients’ continued trust in our Wealth Management business was evident from the increased net new money inflows recorded across all regions in the second quarter, with inflows improving by CHF 2.8 billion to CHF 9.5 billion, placing the business at the upper end of its target range for net new money growth. We attracted strong inflows from our strategic growth areas in Asia Pacific and the emerging markets, where we continued to attract experienced client advisors, as well as from our home market of Switzerland and globally from ultra high net worth clients. The business recorded a pre-tax profit of CHF 502 million for the quarter. Revenues were down due to a decline in non-recurring fees and trading income that reflected adverse market conditions and lower activity levels. Net interest income rose on higher treasury-related income and deposit and lending volumes, which benefited from net inflows and favorable currency effects. Looking at performance against the target ranges we announced at our Investor Day 2011, the business’s cost/income ratio was slightly above target due to the effects of lower operating income and slightly higher operating expenses. The gross margin for the quarter dropped to 89 basis points as a result of lower income and a higher invested asset base. We are pleased to report that UBS won the award for best global wealth manager in Euromoney magazine’s prestigious Awards for Excellence in 2012, illustrating the wide recognition of our standing as the world’s leading wealth manager.

Our Wealth Management Americas business continued to deliver for the firm with a record profit of USD 211 million in the second quarter, mostly due to increased managed account fees as invested assets rose and also on higher realized gains from the available-for-sale portfolio. The business’s strategic banking and lending initiatives continued to bear fruit, with a 21% growth in average mortgage balances and an increase in securities-backed lending balances. Net new money inflows were USD 3.8 billion, as we continued to attract experienced financial advisors. The business remained broadly in line with its target range for net new money growth despite the effects of US tax-related outflows traditionally seen in the second quarter. In addition, advisor attrition rates remain low and illustrate the continued confidence that experienced industry professionals have in the business’s future. We are pleased to report the business remains within its stated cost/income ratio target range.

Our firm is the world’s leading wealth manager, with more than CHF 1.5 trillion in invested assets and the top global high net worth and ultra high net worth franchises, and we will build on this position by accelerating our growth in key markets. In the second quarter, we took significant steps to ensure all our wealth management clients globally receive the best possible investment advice. Our global wealth management Chief Investment Office aggregates our global coverage with local insight and expertise to provide a clearer picture of the issues affecting the world’s capital markets and the global economy. The appointment of five regional chief investment officers in the second quarter has augmented this capability, enabling us to deliver even better and faster investment advice to our globally diverse client base. We also brought together the research expertise of our Wealth Management Americas and Wealth Management businesses, significantly strengthening our ability to analyze the markets and deliver even better investment advice to our clients. We believe these significant improvements clearly differentiate UBS from its peers, adding great value for all our wealth management clients globally while ensuring more efficient and cost-effective delivery of these services.

Our Retail & Corporate business is crucial to the success of the Group as it delivers stable revenues and profitability, and provides growth opportunities for our other businesses. Pre-tax profit for

4

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

5

Second Quarter 2012 Report

the business for the second quarter was CHF 399 million, a notable achievement given the continued low interest rate environment that illustrates the success of our ongoing pricing initiatives and continued growth in new client assets. Revenues were down slightly, mainly as a result of increased, but still very modest, credit loss expenses. The business executed strongly against all its target ranges with its net interest margin up slightly to 161 basis points, comfortably within its target range. This increase reflected higher client deposits and slightly higher average loan volumes, and this moderate level of growth in loan volumes is in line with our strategy to grow our business in high-quality loans. The business remained within its cost/income target range, reflecting the progress we are making in implementing efficiency measures, and also remains on track to achieve its target for net new business volume growth, with significant client deposits recorded in both the retail and corporate businesses. Again, we are pleased to note that UBS was recognized in Euromoney’s Awards for Excellence, winning the award for best bank in Switzerland.

In a challenging quarter for the asset management industry as a whole, our Global Asset Management business nevertheless delivered a pre-tax profit of CHF 118 million. The result was affected by significantly lower performance fees, which more than offset slightly higher net management fees. The gross margin for the business remains within its stated target range, although its cost/income ratio fell outside its range in the second quarter. Despite an improving performance, the business remained outside its net new money growth range. For the business to achieve this target, a sustained improvement in the current dynamic around money market funds and client confidence levels remains essential. Nevertheless, we are pleased to note that third-party net new money inflows excluding money market funds were CHF 3.4 billion compared with outflows through this channel last quarter. Total net new money flows, excluding money market funds, were positive in the second quarter at CHF 1.2 billion.

In the second quarter, despite challenging operating conditions, our Investment Bank continued its decisive and disciplined re-

duction of risk-weighted assets, with Basel III risk-weighted assets decreasing to CHF 170 billion. Operating income declined as the weak operating environment deteriorated, further impacting most areas of the business. The results also include a number of notable items that adversely affected the Investment Bank’s performance, including losses related to the Facebook initial public offering (IPO). In total, this led to a pre-tax loss of CHF 130 million. We are pleased to note that in the Euromoney Awards for Excellence, UBS won in several categories, including best investment bank in Asia and best equity house in China. Our clients also benefit from our well-established European research capability that provides in-depth and comprehensive regional analysis with global insight. In recognition of this, our clients voted UBS the leading Pan European Brokerage firm for Equity Linked Research for a record twelfth consecutive year, one of several high-profile awards for the firm in the Thomson Reuters Extel Survey. We believe our success in these awards illustrates our progress in implementing our strategy, and recognizes the fact that we continue to deliver the best possible advice, products and services to our clients.

Due to the gross mishandling of Facebook’s market debut by NASDAQ, we recorded a loss of CHF 349 million in our US Equities business as a result of our efforts to provide best execution for our clients. As a market maker in one of the largest IPOs in US history, we received significant orders from clients, including clients of our wealth management businesses. Due to multiple operational failures by NASDAQ, UBS’s pre-market orders were not confirmed for several hours after the stock had commenced trading. As a result of system protocols that we had designed to ensure our clients’ orders were filled consistent with regulatory guidelines and our own standards, orders were entered multiple times before the necessary confirmations from NASDAQ were received and our systems were able to process them. NASDAQ ultimately filled all of these orders, exposing UBS to far more shares than our clients had ordered. UBS’s loss resulted from NASDAQ’s multiple failures to carry out its obligations, including both opening the Facebook stock for trading and not halting trading in the stock during the day. We will take appropriate legal action against

6

NASDAQ to address its gross mishandling of the offering and its substantial failures to perform its duties. Although as in all such matters there can be no assurance as to the amount of any recovery we may obtain, we intend to pursue compensation for the full extent of our losses.

During the quarter, the firm also underwent some important senior management changes. At our Annual General Meeting of Shareholders in May, shareholders elected Axel A. Weber to the Board, along with Isabelle Romy and Beatrice Weder di Mauro. Following the meeting, the Board of Directors appointed Axel A. Weber as the new Chairman of UBS, marking the end of Kaspar Villiger’s successful tenure as Chairman of the Board of Directors. Kaspar led the firm through some testing times and we would like to take this opportunity to offer our sincere thanks to him for his great commitment and dedication over the past three years, and wish him well for the future. At the meeting, shareholders also approved the proposed distribution of a nominal dividend of CHF 0.10 per share for the financial year 2011, the first step in our stated plans to implement a progressive capital returns program.

In keeping with the firm’s long-standing support of the contemporary arts, and as part of our 150th anniversary celebrations, in April we announced a long-term commitment with the Solomon R. Guggenheim Foundation to support art, artists, and curators from some of the most vibrant regions of the world – South and Southeast Asia, Latin America, the Middle East and Africa. This global initiative, which includes the creation of the Guggenheim UBS MAP, will chart the diverse contemporary art currents in these regions and encompass acquisitions, touring exhibitions, education programs, and long-term curatorial residencies at the Guggenheim Museum in New York. We look forward to a collaboration that will help bring contemporary art to a wider audience and open important new perspectives both locally and internationally.

Outlook: As in recent quarters, the degree of progress towards achieving sustained and material improvements to eurozone sovereign debt and European banking system issues, as well as the extent of uncertainty surrounding geopolitical tensions, the global economic outlook and the US fiscal “cliff”, will continue to exert a strong influence on client confidence and, thus, activity levels in the third quarter of 2012. Failure to make progress on these key issues, accentuated by the reduction in market activity levels typically seen in the third quarter, would make further improvements in prevailing market conditions unlikely and would thus generate headwinds for revenue growth, net interest margins and net new money. Despite these challenges, we remain confident that our asset-gathering businesses as a whole will continue to attract net new money, reflecting our clients’ steadfast trust in the firm and their recognition of our continuing efforts to strengthen UBS. We will strive to deliver on our strategy, which focuses on prudent liquidity management, reducing risk and complexity, and improving our position as one of the best-capitalized banks in the world. We have the utmost confidence in our ability to deliver on our strategy by adapting our execution in a changing environment.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the Board of Directors	Group Chief Executive Officer

7

Second Quarter 2012 Report

UBS key figures

	For the quarter ended			Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	30.6.12	30.6.11

Group results
Operating income	6,408	6,525	7,171	12,934	15,515
Operating expenses	5,457	5,221	5,516	10,678	11,626
Operating profit before tax	951	1,304	1,654	2,256	3,889
Net profit attributable to UBS shareholders	425	827	1,015	1,252	2,822
Diluted earnings per share (CHF)[1]	0.11	0.22	0.26	0.33	0.73

Key performance indicators, balance sheet and capital management[2]
Performance
Return on equity (RoE) (%)				4.7	12.0
Return on risk-weighted assets, gross (%)[3]				11.8	15.3
Return on assets, gross (%)				1.9	2.4
Growth
Net profit growth (%)	(48.6)	159.2	(43.8)	(55.6)	(32.9)
Net new money growth (%)[4]	1.8	0.6	1.7	1.2	2.9
Efficiency
Cost/income ratio (%)	85.1	80.5	77.1	82.8	75.0

	As of
CHF million, except where indicated	30.6.12	31.3.12	31.12.11
Capital strength
BIS tier 1 capital ratio (%)[5]	19.2	18.7	15.9
FINMA leverage ratio (%)[5]	5.6	5.6	5.4
Balance sheet and capital management
Total assets	1,412,043	1,365,837	1,419,162
Equity attributable to UBS shareholders	54,716	53,226	53,447
Total book value per share (CHF)[6]	14.60	14.10	14.26
Tangible book value per share (CHF)[6]	12.00	11.62	11.68
BIS core tier 1 capital ratio (%)[5]	17.2	16.7	14.1
BIS total capital ratio (%)[5]	21.8	21.1	17.2
BIS risk-weighted assets[5]	214,676	211,092	240,962
BIS tier 1 capital[5]	41,210	39,570	38,370

Additional information
Invested assets (CHF billion)[7]	2,163	2,115	2,088
Personnel (full-time equivalents)	63,520	64,243	64,820
Market capitalization[8]	42,356	48,488	42,843

1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2011.    3  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    4  Group net new money includes net new money for Retail & Corporate and excludes interest and dividend income.    5  Capital management data is disclosed in accordance with the Basel 2.5 framework. Refer to the “Capital management” section of this report for more information.    6  Refer to the “Capital management” section of this report for more information.    7  In the first quarter of 2012, we have refined our definition of invested assets. Refer to the “Recent developments and financial reporting structure changes” section of our first quarter 2012 report for more information. Group invested assets includes invested assets for Retail & Corporate.    8  Refer to the appendix “UBS shares” of this report for more information.

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Corporate calendar

Publication of the third quarter 2012 report

Tuesday, 30 October 2012

Publication of the fourth quarter 2012 report

Tuesday, 5 February 2013

Publication of the first quarter 2013 report

Tuesday, 30 April 2013

Annual General Meeting

Thursday, 2 May 2013

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

www.ubs.com/investors

Hotline +41-44-234 4100

New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-234 3628

Fax +41-44-234 6603

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6202

Fax +41-44-235 3154

US Transfer Agent

For all global registered share-related queries in the US.

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900, USA

sh-relations@melloninvestor.com

www.bnymellon.com/shareowner/

equityaccess

Calls from the US +1 866-541 9689

Calls outside the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1203

© UBS 2012. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
12	Group results
2.	UBS business divisions and Corporate Center
22	Wealth Management
25	Wealth Management Americas
30	Investment Bank
34	Global Asset Management
39	Retail & Corporate
42	Corporate Center
3.	Risk and treasury management
50	Risk management and control
60	Balance sheet
62	Liquidity and funding
65	Capital management
4.	Financial information (unaudited)
73	Interim consolidated financial statements
81	Notes to the interim consolidated financial statements
105	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
112	UBS shares
113	Information sources

Second Quarter 2012 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will expand our premier wealth management franchise and drive further growth across the Group. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and employ approximately 64,000 people. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Wealth Management delivers comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

The Investment Bank provides a broad range of products and services in equities, fixed income, foreign exchange and commodities to corporate and institutional clients, sovereign and government bodies, financial intermediaries, alternative asset managers and UBS’s wealth management clients. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a broad range of securities. It provides financial solutions to a wide range of clients, and offers advisory and analytics services in all major capital markets.

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all ma-

jor traditional and alternative asset classes including equities, fixed income, currencies, hedge fund, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Retail & Corporate delivers comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland. It is an integral part of the universal bank model in Switzerland and delivers growth to our other businesses. It supports them by cross-selling products and services provided by our asset-gathering and investment banking businesses, by referring clients to them and transferring clients to Wealth Management due to increased client wealth.

The Corporate Center provides treasury services, and manages support and control functions for the business divisions and the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communications and branding, human resources, information technology, real estate, procurement, corporate development and service centers. It allocates most of the treasury income, operating expenses and personnel associated with these activities, which we refer to collectively as Corporate Center – Core Functions, to the businesses based on capital and service consumption levels. The Corporate Center also encompasses the Legacy Portfolio, consisting of the centrally managed legacy portfolio formerly in the Investment Bank and the option to acquire the equity of the SNB StabFund.

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UBS Group Management report

Group results

Group results

Net profit attributable to UBS shareholders was CHF 425 million in the second quarter of 2012 compared with CHF 827 million in the first quarter. Pre-tax profit declined to CHF 951 million from CHF 1,304 million, primarily reflecting lower trading revenues, excluding own credit, as well as a decline in net fee and commission income and higher operating expenses. These declines were partly offset by an own credit gain of CHF 239 million compared with a loss of CHF 1,164 million in the prior quarter. Tax expense was CHF 253 million compared with CHF 476 million in the prior quarter. In addition, CHF 273 million of the second quarter net profit was attributable to non-controlling interests, mostly reflecting dividends on trust preferred securities, compared with CHF 1 million in the prior quarter.

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Interest income	4,397	4,130	4,880	6	(10)	8,527	9,457
Interest expense	(3,004)	(2,539)	(3,440)	18	(13)	(5,542)	(6,236)
Net interest income	1,393	1,591	1,440	(12)	(3)	2,984	3,221
Credit loss (expense)/recovery	(1)	37	16			35	19
Net interest income after credit loss expense	1,392	1,628	1,456	(14)	(4)	3,020	3,240
Net fee and commission income	3,649	3,843	3,879	(5)	(6)	7,492	8,119
Net trading income	1,369	961	1,724	42	(21)	2,330	3,928
Other income	(1)	93	112			92	228
Total operating income	6,408	6,525	7,171	(2)	(11)	12,934	15,515
Personnel expenses	3,601	3,643	3,925	(1)	(8)	7,244	8,332
General and administrative expenses	1,652	1,398	1,408	18	17	3,050	2,896
Depreciation of property and equipment	179	158	161	13	11	337	352
Amortization of intangible assets	26	23	22	13	18	48	46
Total operating expenses	5,457	5,221	5,516	5	(1)	10,678	11,626
Operating profit before tax	951	1,304	1,654	(27)	(43)	2,256	3,889
Tax expense/(benefit)	253	476	377	(47)	(33)	729	803
Net profit	698	828	1,278	(16)	(45)	1,526	3,087
Net profit attributable to non-controlling interests	273	1	263		4	274	265
Net profit attributable to UBS shareholders	425	827	1,015	(49)	(58)	1,252	2,822

Comprehensive income
Total comprehensive income	2,445	(170)	1,065		130	2,275	2,036
Total comprehensive income attributable to non-controlling interests	337	(75)	380		(11)	263	486
Total comprehensive income attributable to UBS shareholders	2,107	(95)	685		208	2,012	1,551

12

UBS Group

Performance: 2Q12 vs 1Q12

Operating profit before tax was CHF 951 million in the second quarter of 2012 compared with CHF 1,304 million in the prior quarter. The second quarter included an own credit gain on financial liabilities designated at fair value of CHF 239 million, compared with a loss of CHF 1,164 million in the prior quarter. The second quarter also included a credit to personnel expenses of CHF 84 million related to changes to our retiree medical and life insurance benefit plan in the US and net restructuring charges of CHF 9 million. The first quarter included a credit to personnel expenses of CHF 485 million related to changes to our Swiss pension plan and net restructuring charges of CHF 126 million.

Excluding these items, adjusted pre-tax profit declined in the quarter by CHF 1,472 million to CHF 637 million from CHF 2,109 million. From the second quarter onwards, adjusted pre-tax profit no longer excludes debit valuation adjustments for the current and comparative period. The decrease in adjusted pre-tax profit resulted mainly from a decline in net interest and trading revenues that reflected challenging market conditions, a loss of CHF 349 million related to the Facebook initial public offering, and declines in net fee and commission income, which was affected by reduced client activity. On an adjusted basis, operating expenses decreased slightly from the prior quarter.

è	Refer to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income: 2Q12 vs 1Q12

Total operating income was CHF 6,408 million compared with CHF 6,525 million. Excluding the impact of own credit, operating income decreased by CHF 1,520 million to CHF 6,169 million.

Net interest and trading income

Net interest and trading income increased by CHF 209 million to CHF 2,762 million. The second quarter included an own credit gain on financial liabilities designated at fair value of CHF 239 million, compared with an own credit loss of CHF 1,164 million in the prior quarter. The second quarter own credit gain included an improvement in the own credit calculation methodology and the correction of various own credit items relating to prior periods as explained in the “Own credit” sidebar on the next page.

Excluding the impact of own credit, net interest and trading income declined by CHF 1,194 million, primarily in our equities and fixed income, currencies and commodities (FICC) trading businesses.

Equities net interest and trading revenues decreased by CHF 638 million, mainly due to the abovementioned loss related to the Facebook initial public offering. Derivatives revenues declined. Client revenues were stable, but market conditions deteriorated across all regions leading to trading losses in the second quarter. In addition, the second quarter included the impact of an improvement in the own credit calculation methodology and the correction of various own credit items relating to prior periods as explained in the “Own credit” sidebar on the next page.

Net interest and trading income in FICC declined by CHF 303 million. This was mainly due to a decline in credit revenues, which decreased as client activity declined and spreads widened as euro-zone instability impacted global markets. Macro net interest and trading revenues were relatively stable and included a gain resulting from the correction of an own credit item relating to prior periods as explained in the “Own credit” sidebar on the next page. Emerging markets revenues decreased due to lower client activity and increased market volatility across asset classes and regions. The second quarter included a debit valuation adjustment gain of CHF 35 million compared with a loss of CHF 53 million in the first quarter.

Net interest and trading revenues from the Legacy Portfolio decreased by CHF 79 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 45 million in the second quarter compared with a gain of CHF 127 million in the prior quarter.

Net interest and trading income was stable in Wealth Management, Wealth Management Americas and Retail & Corporate.

è

Refer to the “Non-trading portfolios – valuation and sensitivity information by instrument category” section in the “Risk management and control” section of this report for more information on changes in the value of our option to acquire the SNB StabFund’s equity

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information

Net interest and trading income

	For the quarter ended				% change from	Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11

Net interest and trading income
Net interest income	1,393	1,591	1,440	(12)	(3)	2,984	3,221
Net trading income	1,369	961	1,724	42	(21)	2,330	3,928
Total net interest and trading income	2,762	2,553	3,164	8	(13)	5,315	7,149

13

Group results

Own credit: effect of improvement in methodology and correction of prior period items

Effect on second quarter 2012 net trading income related to prior periods
CHF million
Investment Bank	(23)
of which: equities	(65)
of which: fixed income, currencies and commodities	42
Corporate Center – Core Functions	90
of which: own credit on financial liabilities designated at fair value	90
Corporate Center – Legacy Portfolio	(4)
Total effect on Group net trading income	63

Own credit

Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level (nor are they managed at a Group level) and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation. This change does not have an effect on Group performance.

Debit valuation adjustments, which reflect the own credit risk in the negative replacement value of uncollaterized derivatives, will continue to be reported within the business divisions, consistent with the way in which these positions are risk-managed.

Separately, as part of our ongoing enhancements to the own credit calculation methodology for financial liabilities designated at fair value, further improvements were made in the second quarter and various own credit items relating to prior periods were corrected. In the aggregate this resulted in the following effects which were recorded in the second quarter but relate to prior periods: a decrease of CHF 65 million in equities derivatives trading revenues and an increase of CHF 42 million in FICC macro trading revenues, both reported within the Investment Bank; a loss of CHF 4 million in trading revenues reported in the Corporate Center – Legacy Portfolio; and an own credit gain of

CHF 90 million reported in Corporate Center – Core Functions. After taking into account offsetting effects between own credit and other trading revenues, the net effect on the Group’s performance before tax was a gain of CHF 63 million.

The adoption of the improvement to the own credit methodology by equities had the effect of reducing trading revenues in the equities derivatives business in the Investment Bank by a further CHF 86 million in the second quarter, with a corresponding increase in the own credit gain in Corporate Center – Core Functions, when compared with the results that would have been reported under the previous methodology. This information has been provided for comparison purposes only and will not be provided in future periods.

14

UBS Group

Credit loss (expense)/recovery

	For the quarter ended			% change from			Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Wealth Management	1	(1)	2		(50)	0	11
Wealth Management Americas	(1)	0	(1)			(1)	0
Investment Bank	19	14	0	36		33	3
Retail & Corporate	(12)	18	0			6	(7)
Corporate Center	(8)	6	15			(2)	12
of which: related to Legacy Portfolio	(8)	6	15			(2)	13
Total	(1)	37	16			35	19

Credit loss expense/recovery

We recorded a net credit loss expense of CHF 1 million in the second quarter, compared with a recovery of CHF 37 million in the prior quarter. This change mainly occurred in Retail & Corporate, where credit loss expenses of CHF 12 million were recorded compared with credit loss recoveries of CHF 18 million in the prior quarter. In the first quarter, credit portfolio developments led to an CHF 8 million decrease in event-based collective loan loss allowances. There were no releases from event-based collective loan loss allowances in the second quarter, whereas higher credit loss expenses were recorded due to allowance increases related to a small number of workout portfolio cases.

Net fee and commission income

Net fee and commission income decreased by CHF 194 million to CHF 3,649 million.

Net brokerage fees declined by CHF 99 million to CHF 712 million, due to lower client activity. Both, equity and debt underwriting fees decreased, by CHF 53 million and CHF 46 million to CHF 163 million and CHF 137 million, respectively, mainly reflecting a decrease in the global fee pool. Merger and acquisition and corporate finance fees decreased by CHF 37 million to CHF 136 million. These declines were partly offset by an increase in portfolio management and advisory fees, which were up CHF 45 million to CHF 1,449 million, mainly reflecting increased managed account fees in Wealth Management Americas.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was negative CHF 1 million in the second quarter, compared with positive CHF 93 million in the first quarter. The second quarter included a loss related to the sale of a portfolio underlying the previously disclosed settlement with MBIA, largely offset by income from financial investments available-for-sale and the share of net profits of associates.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 2Q12 vs 1Q12

Operating expenses increased by CHF 236 million to CHF 5,457 million. The second quarter included a credit to personnel expenses of CHF 84 million related to changes to a retiree benefit plan in the US, while the prior quarter included a credit to personnel expenses of CHF 485 million related to changes to our Swiss pension plan. In addition, the second quarter included net restructuring charges of CHF 9 million compared with net restructuring charges of CHF 126 million in the prior quarter. Excluding these items, operating expenses decreased by CHF 48 million to CHF 5,532 million.

Personnel expenses

Personnel expenses decreased by CHF 42 million to CHF 3,601 million. The second quarter included a release of CHF 21 million in personnel-related restructuring charges compared with charges of CHF 139 million in the first quarter. Excluding restructuring charges as well as the effects of changes to our Swiss pension plan in the first quarter and to a retiree benefit plan in the US in the second quarter, personnel expenses declined by CHF 283 million. Expenses for total variable compensation, which includes discretionary bonus as well as other variable compensation, were CHF 609 million in the second quarter compared with CHF 1,060 million in the prior quarter, reflecting reduced profitability, particularly in the Investment Bank. Expenses for variable compensation included a charge of CHF 307 million for the amortization of deferred compensation awards from prior years compared with CHF 370 million in the prior quarter. This decline in the amortization charge mainly reflected the accelerated amortization of prior year awards in the first quarter in relation to restructuring.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses increased by CHF 254 million to CHF 1,652 million in the second quarter.

Net charges for litigation provisions increased by CHF 133 million. Costs for marketing and public relations increased by CHF 70

15

Group results

million, mainly arising from costs in relation to our 150th anniversary, including the education initiative we launched to mark this anniversary. In addition, the second quarter included restructuring charges of CHF 16 million compared with a release of CHF 13 million in the first quarter.

è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation and amortization

Depreciation of property and equipment was CHF 179 million, an increase of CHF 21 million from the prior quarter, mainly due to restructuring charges of CHF 14 million reflecting the impairment of leasehold improvements, compared with zero in the prior quarter.

Amortization of intangible assets was CHF 26 million compared with CHF 23 million.

Tax: 2Q12 vs 1Q12

We recognized a net income tax expense of CHF 253 million for the second quarter of 2012. This includes a deferred tax expense of CHF 241 million with respect to the amortization of deferred tax assets, previously recognized in relation to tax losses carried forward, to offset taxable profits for the quarter in Switzerland and the US. It also includes other net tax expenses of CHF 113 million in respect of Group entities with net taxable profits. These expenses were partly offset by tax benefits of CHF 101 million arising from the release of provisions in respect of tax positions that had previously been uncertain.

For the first quarter of 2012, we recognized a net income tax expense of CHF 476 million, which mainly related to deferred tax expenses with respect to the amortization of Swiss deferred tax assets.

For the first half of 2012, the Group’s effective tax rate of approximately 32% was higher than expected principally owing to significant book tax adjustments affecting Swiss taxable profits, such as own credit losses, which are accounted for differently under Swiss federal banking law, the basis for Swiss taxable profits, than under International Financial Reporting Standards (IFRS). However, the full year 2012 effective tax rate for the Group may differ significantly from the effective tax rate in the first half of 2012 depending on the extent of further book tax adjustments affecting Swiss deferred tax expense in the second half of 2012, whether we adjust the IFRS carrying values of our deferred tax assets in the US and in Switzerland following the preparation of the new business plan later this year, and whether we adjust the carrying values of our deferred tax assets for other expected tax benefits that are less sensitive to changes in the new business plan (such as expected claims in certain cantons of Switzerland for prior years’ foreign branch tax losses).

Net profit attributable to non-controlling interests:

2Q12 vs 1Q12

Net profit attributable to non-controlling interests was CHF 273 million compared with CHF 1 million in the prior quarter. In the second quarter, dividends of CHF 187 million were paid for trust preferred securities, for which no accrual was required to be established in a prior period. Additionally, an accrual of CHF 84 million was made for future dividend payments for trust preferred securities, triggered by the dividend payment to UBS shareholders in May 2012. In the first quarter, no event occurred triggering dividend obligations for trust preferred securities and no trust preferred securities dividends not previously accrued were paid.

Total comprehensive income attributable to

UBS shareholders: 2Q12 vs 1Q12

Total comprehensive income attributable to UBS shareholders was CHF 2,107 million, reflecting net profit attributable to UBS shareholders of CHF 425 million and other comprehensive income (OCI) attributable to UBS shareholders of CHF 1,682 million (net of tax). Second-quarter OCI included foreign currency translation gains of CHF 989 million predominantly related to the 6% strengthening of the US dollar against the Swiss franc. In addition, OCI included cash flow hedge gains of CHF 652 million, largely reflecting a decline in long-term interest rates.

In the first quarter of 2012, total comprehensive income attributable to UBS shareholders was a loss of CHF 95 million, reflecting negative OCI attributable to UBS shareholders of CHF 922 million (net of tax), largely offset by net profit attributable to UBS shareholders of CHF 827 million. First-quarter OCI included foreign currency translation losses of CHF 722 million and cash flow hedge losses of CHF 209 million.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information

16

UBS Group

Operating profit before tax by business divisions and Corporate Center

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Wealth Management	502	803	672	(37)	(25)	1,305	1,318
Wealth Management Americas	200	190	140	5	43	390	252
Investment Bank	(130)	730	383			600	1,348
Global Asset Management	118	156	108	(24)	9	274	231
Retail & Corporate	399	575	421	(31)	(5)	975	824
Corporate Center	(138)	(1,150)	(70)	88	(97)	(1,288)	(84)
Total operating profit before tax	951	1,304	1,654	(27)	(43)	2,256	3,889

Performance by reporting segment: 2Q12 vs 1Q12

The management discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 2Q12 vs 1Q12

Cost/income ratio

The cost/income ratio was 85.1% in the second quarter of 2012 compared with 80.5% in the prior quarter. Excluding own credit, net restructuring charges and the credits to personnel expenses related to changes to a retiree benefit plan in the US in the second quarter and to our Swiss pension plan in the first quarter, the cost/income ratio increased to 89.6% from 72.9%, against a target range of 65% to 75%.

BIS risk-weighted assets

Risk-weighted assets measured on a Basel 2.5 basis increased by CHF 3.6 billion to CHF 214.7 billion at the end of the second quarter from CHF 211.1 billion at the end of the first quarter, due to increases in credit risk RWA of CHF 1.7 billion and market risk RWA of CHF 2.2 billion, affected by the appreciation of the US dollar.

Our pro-forma Basel III1 risk-weighted assets on a fully applied basis were estimated to be CHF 305 billion at the end of the second quarter, a CHF 45 billion decline from the prior quarter. This decrease was mainly due to a revised treatment of our option to acquire the SNB StabFund’s equity, lower securitization uplift due to Legacy Portfolio asset sales and the reduction in credit valuation adjustment VaR RWA, partially offset by the revised treatment in deferred tax assets. The option to acquire the SNB StabFund’s equity will no longer be risk-weighted at 1250%, like low-rated securitization exposures, but will instead be deducted from common equity tier 1.

Having already surpassed our Basel III risk-weighted assets target for 2012, we have adjusted our target for 2013 from CHF 290 billion to CHF 270 billion and for 2016 from CHF 270 billion to

CHF 240 billion to take into account the change in treatment of UBS’s option to buy the SNB StabFund’s equity, a change in the classification of deferred tax assets under Basel III, the allocation of risk-weighted assets for the Basel III credit valuation adjustment value-at-risk charge from the Investment Bank to the Legacy Portfolio and the final composition of the Legacy Portfolio.

è	Refer to the “Investment Bank”, “Legacy Portfolio” and “Capital management” sections of this report for more information

Net new money

Wealth Management net new money increased to CHF 9.5 billion from CHF 6.7 billion due to strong inflows in Asia Pacific, emerging markets and Wealth Management Switzerland, as well as on a global basis from ultra high net worth clients. Each region reported improved net new money compared with the first quarter.

In Wealth Management Americas, net new money totaled CHF 3.7 billion or USD 3.8 billion compared with CHF 4.2 billion or USD 4.6 billion. This reduction primarily resulted from client withdrawals associated with annual income tax payments.

Net new money excluding money market flows in Global Asset Management was an inflow of CHF 1.2 billion compared with outflows of CHF 2.6 billion, mainly reflecting net inflows from third parties compared with outflows in the prior quarter, partly offset by net outflows from clients of UBS’s wealth management businesses, compared with inflows in the prior quarter.

è	Refer to the various discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets in Wealth Management rose by CHF 11 billion to CHF 783 billion during the quarter, primarily due to favorable currency developments, particularly the appreciation of the US dollar against the Swiss franc, and strong net new money inflows, partly offset by negative market performance.

    In Wealth Management Americas, invested assets increased by CHF 29 billion to CHF 757 billion. In US dollar terms, invested assets declined by USD 10 billion to USD 797 billion during the

[1]  The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 risk-weighted assets, a revised treatment for low-rated securitization exposures which are no longer deducted from capital but are risk-weighted with 1250%, and new capital charges based on models. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates of the impact of these new capital charges which will be refined as models and the associated systems are enhanced.

17

Group results

Net new money1

	For the quarter ended				Year-to-date
CHF billion	30.6.12	31.3.12	30.6.11	30.6.12	30.6.11
Wealth Management	9.5	6.7	5.6	16.2	16.7
Wealth Management Americas	3.7	4.2	2.6	7.9	6.2
Global Asset Management	(3.5)	(8.2)	1.1	(11.7)	6.7
of which: non-money market flows	1.2	(2.6)	3.5	(1.4)	10.7
of which: money market flows	(4.7)	(5.6)	(2.4)	(10.3)	(4.0)
[1] Net new money excludes interest and dividend income. Invested assets
	As of				% change from
CHF billion	30.6.12	31.3.12	30.6.11	31.3.12	30.6.11
Wealth Management	783	772	748	1	5
Wealth Management Americas	757	728	650	4	16
Global Asset Management	569	559	536	2	6

quarter, mainly due to negative market performance, partly offset by net new money inflows.

Global Asset Management invested assets increased by CHF 10 billion to CHF 569 billion, largely due to positive currency effects and CHF 4 billion related to an asset movement associated with our acquisition of the ING Investment Management business in Australia, partly offset by negative market movements and net new money outflows.

è	Refer to the various discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel

We employed 63,520 personnel as of 30 June 2012 compared with 64,243 personnel as of 31 March 2012.

The decrease of 723 during the second quarter mainly related to our continued focus on cost reduction across most business divisions. Decreases were reported in the Investment Bank, with 312, in Wealth Management Americas, with 164, in Retail & Corporate, with 149, and in Wealth Management, with 107.

Performance: 6M12 vs 6M11

Net profit attributable to UBS shareholders was CHF 1,252 million in the first six months of 2012 compared with CHF 2,822 million in the same period of 2011.

    Operating profit before tax was CHF 2,256 million in the first half of 2012 compared with CHF 3,889 million in the same period last year. The first six months of 2012 included an own credit loss on financial liabilities designated at fair value of CHF 925 million, compared with a loss of CHF 158 million. The first half of 2012 also included credits to personnel expenses of CHF 485 million and CHF 84 million related to changes to our Swiss pension plan and a retiree benefit plan in the US, respectively. Restructuring charges were CHF 135 million in the first half of 2012 compared with a net release of CHF 18 million. Excluding these items, adjusted pre-tax profit declined by CHF 1,282 million to CHF 2,747 million from CHF 4,029 million. The decrease in adjusted pre-tax profit resulted mainly from declines in net interest and trading revenues as well as lower net fee and commission income, partly offset by lower operating expenses.

Operating income decreased by CHF 2,581 million to CHF 12,934 million. This was partly due to an own credit loss on financial liabilities designated at fair value of CHF 925 million compared with a loss of CHF 158 million in the first half of 2011. Net interest and trading income excluding own credit declined by CHF 1,067 million, mainly reflecting a decline of CHF 889 million in our equities net interest and trading revenues in the Investment Bank due to challenging trading conditions, mostly in cash and derivatives. In addition, results were adversely affected by the loss of CHF 349 million related to the Facebook initial public offering. Net interest and trading income in FICC declined by CHF 128 million, largely due to a decline in credit revenues from a strong first half of 2011. Emerging markets revenues decreased, while macro revenues increased, mostly due to improved performance in the long-end linear rates business.

In addition, net fee and commission income decreased by CHF 627 million, mainly due to lower net brokerage fees, which were down CHF 259 million as a result of reduced client activity, as well as a decrease of CHF 206 million in merger and acquisition and corporate finance fees and CHF 128 million lower investment fund fees.

    Operating expenses decreased by CHF 948 million to CHF 10,678 million, mainly due to a decrease in personnel expenses of CHF 1,088 million to CHF 7,244 million. The first half of 2012 included credits to personnel expenses of CHF 485 million and CHF 84 million related to changes to our Swiss pension plan and a retiree benefit plan in the US, respectively. In addition, expenses for total variable compensation, which includes discretionary bonus as well as other variable compensation, decreased to CHF

18

UBS Group

1,669 million in the first half of 2012 from CHF 2,280 million in the first half of 2011, reflecting reduced profitability. Expenses for variable compensation included a charge of CHF 677 million for the amortization of deferred compensation awards from prior years compared with CHF 893 million in the same period last year.

General and administrative expenses increased by CHF 154 million to CHF 3,050 million mainly due to increased expenses for marketing and public relations, higher costs for outsourcing of IT and other services as well as higher net charges for litigation provisions.

Assessment of carrying values

As explained in our Annual Report 2011, we periodically, and at least annually, evaluate the extent to which we should adjust the carrying values of certain assets, including deferred tax assets as well as goodwill and intangible assets with indefinite useful lives. Because the estimates of recoverability of these assets can be sensitive to changes in our forecast earnings, our practice is to conduct evaluations following the preparation of our new business plan each year. Our next business plan, taking into account changes in market conditions and the global economic outlook, is expected to be completed by the end of the third quarter. The subsequent evaluations could lead to changes in the carrying values of certain of these assets which would be reflected in our income statement. As of 30 June 2012, our deferred tax assets as well as goodwill and intangible assets with indefinite useful lives were CHF 7.7 billion and CHF 9.2 billion, respectively. More information on these assets is included in the “Critical accounting policies” and “Financial information” sections of our Annual Report 2011.

Personnel by business divisions and Corporate Center

		As of		% change from
Full-time equivalents	30.6.12	31.3.12	30.6.11	31.3.12	30.6.11
Wealth Management	15,444	15,551	16,110	(1)	(4)
Wealth Management Americas	16,132	16,296	16,240	(1)	(1)
Investment Bank	16,432	16,744	17,520	(2)	(6)
Global Asset Management	3,719	3,716	3,789	0	(2)
Retail & Corporate	11,268	11,417	11,586	(1)	(3)
Corporate Center	526	519	462	1	14
Total	63,520	64,243	65,707	(1)	(3)
of which: Corporate Center personnel (before allocations)[1]	18,836	19,001	19,735	(1)	(5)

[1]  Please note that some of the comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).

Personnel by region
		As of		% change from
Full-time equivalents	30.6.12	31.3.12	30.6.11	31.3.12	30.6.11
Switzerland	22,517	22,819	23,551	(1)	(4)
UK	6,544	6,616	6,819	(1)	(4)
Rest of Europe	4,117	4,140	4,228	(1)	(3)
Middle East and Africa	172	169	154	2	12
USA	21,386	21,685	22,078	(1)	(3)
Rest of Americas	1,196	1,195	1,192	0	0
Asia Pacific	7,588	7,617	7,684	0	(1)
Total	63,520	64,243	65,707	(1)	(3)

19

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Pre-tax profit was CHF 502 million in the second quarter of 2012 compared with CHF 803 million in the previous quarter, primarily as the first quarter included a credit to personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Adjusted for this item and restructuring charges, pre-tax profit decreased by CHF 75 million to CHF 503 million. The gross margin on invested assets decreased by 4 basis points to 89 basis points, mainly reflecting lower client activity levels. Net new money improved to CHF 9.5 billion from CHF 6.7 billion in the previous quarter. Invested assets increased to CHF 783 billion.

Business division reporting

	As of or for the quarter ended				% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Net interest income	497	478	485	4	2	975	978
Net fee and commission income	1,041	1,079	1,175	(4)	(11)	2,120	2,419
Net trading income	186	209	209	(11)	(11)	395	390
Other income	10	3	(4)	233		13	(3)
Income	1,733	1,770	1,865	(2)	(7)	3,503	3,784
Credit loss (expense)/recovery	1	(1)	2		(50)	0	11
Total operating income	1,734	1,769	1,867	(2)	(7)	3,503	3,795
Personnel expenses	747	559	800	34	(7)	1,306	1,663
General and administrative expenses	343	276	281	24	22	619	580
Services (to)/from other business divisions	100	93	75	8	33	193	153
Depreciation of property and equipment	40	36	37	11	8	76	77
Amortization of intangible assets	2	2	2	0	0	4	3
Total operating expenses[1,2]	1,232	966	1,194	28	3	2,198	2,477
Business division performance before tax	502	803	672	(37)	(25)	1,305	1,318

Key performance indicators[3]
Pre-tax profit growth (%)	(37.5)	70.5	4.2			(1.0)	(2.7)
Cost/income ratio (%)	71.1	54.6	64.0			62.7	65.5
Net new money growth (%)[4]	4.9	3.6	2.8			4.3	4.3
Gross margin on invested assets (bps)	89	93	97	(4)	(8)	91	98

Additional information
Average attributed equity (CHF billion)[5]	3.8	4.0	5.0	(5)	(24)
Return on attributed equity (RoaE) (%)						66.9	52.7
BIS risk-weighted assets (CHF billion)[6]	16.5	16.3	16.4	1	N/A
Return on risk-weighted assets, gross (%)[7]						42.7	45.1
Goodwill and intangible assets (CHF billion)	1.4	1.3	1.3	8	8
Net new money (CHF billion)[4]	9.5	6.7	5.6			16.2	16.7
Invested assets (CHF billion)	783	772	748	1	5
Client assets (CHF billion)	913	901	891	1	2
Loans, gross (CHF billion)	81.7	75.9	71.2	8	15
Due to customers (CHF billion)	177.3	168.2	155.6	5	14
Personnel (full-time equivalents)	15,444	15,551	16,110	(1)	(4)
Client advisors (full-time equivalents)	4,102	4,175	4,203	(2)	(2)

1  Operating expenses include a credit to personnel expenses of CHF 237 million related to changes to our Swiss pension plan in the first quarter of 2012.    2  Operating expenses include restructuring charges of CHF 1 million in the second quarter of 2012 and restructuring charges of CHF 12 million in the first quarter of 2012.    3  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    4  Net new money excludes interest and dividend income.    5  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    6  Data reported as of 30 June 2012 and 31 March 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 June 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    7  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.

22

UBS business divisions and Corporate Center

Regional breakdown of key figures1

As of or for the quarter ended 30.6.12	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[2]
Net new money (CHF billion)[3]	(0.1)	5.3	2.2	2.2	5.9		1.7
Net new money growth (%)[3,4]	(0.2)	12.3	6.3	7.6	7.2		17.9
Invested assets (CHF billion)	336	180	139	119	336		41
Gross margin on invested assets (bps)	90	72	100	100	53		33[5]
Client advisors (full-time equivalents)	1,650	948	791	648	802	[6]	–[7]

1  Based on the Wealth Management business area structure, and excluding minor functions with 65 client advisors, and CHF 8 billion of invested assets which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees.    2  Joint venture between Wealth Management and the Investment Bank. Since June 2012, Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    3  Net new money excludes interest and dividend income.    4  Net new money growth (%) is computed from 31 March 2012 figures, which are restated as if the Global Family Office were a sub-segment of ultra high net worth.    5  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 18 basis points.    6  Dedicated ultra high net worth units: 578 client advisors. Non-dedicated ultra high net worth units: 224 client advisors.    7  Not meaningful.

Results: 2Q12 vs 1Q12

Operating income

Total operating income decreased by CHF 35 million to CHF 1,734 million from CHF 1,769 million, due to a decline in non-recurring fees and trading income, reflecting lower client activity levels.

Net interest income increased to CHF 497 million from CHF 478 million in the previous quarter, as deposits and lending volumes benefited from net inflows as well as favorable currency effects. In addition, net interest income increased due to higher treasury-related interest income.

Net fee and commission income decreased by CHF 38 million to CHF 1,041 million, mainly reflecting lower transaction-based revenues due to lower client activity. An increase in the average invested asset base benefited recurring fee income. However, lower margin markets and segments grew faster than higher margin markets and segments resulting in a dilution of the gross margin on invested assets. There was some pressure on product margins.

Net trading income decreased by CHF 23 million to CHF 186 million, mainly reflecting lower client activity within foreign exchange and precious metals-related products as well as lower treasury-related trading income.

Other income was CHF 10 million, up from CHF 3 million in the first quarter.

Operating expenses

Operating expenses increased to CHF 1,232 million from CHF 966 million, mainly as the previous quarter included a credit to personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Adjusted for the effect of these changes and restructuring charges, operating expenses increased by CHF 40 million, mainly due to higher general and administrative expenses.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of our first quarter 2012 report for more information on changes related to our Swiss pension plan

Excluding the effect of changes to the Swiss pension plan in the prior quarter and restructuring charges, personnel expenses decreased to CHF 746 million from CHF 782 million in the prior quarter. This decrease mainly reflected reduced accruals for variable compensation to front office staff due to reduced profitability. This was partially offset by higher personnel expenses mainly arising from technology-related service costs and control functions. General and administrative expenses increased by CHF 67 million to CHF 343 million, mainly due to higher charges for litigation provisions related to the 2007 to 2009 financial crisis.

Charges for services from other business divisions were CHF 100 million, up slightly from CHF 93 million in the previous quarter.

Cost/Income ratio

The cost/income ratio was 71.1%. Adjusted for the abovementioned changes to our Swiss pension plan as well as restructuring charges, the cost/income ratio increased by 3.7 percentage points to 71.0% from 67.3%, as a result of lower income and higher operating expenses. At this level, the ratio was slightly above our target range of 60% to 70%.

Net new money growth

The annualized net new money growth rate was 4.9% compared with 3.6% in the previous quarter, and was at the upper end of our target range of 3% to 5%.

Net new money increased to CHF 9.5 billion from CHF 6.7 billion due to strong inflows in Asia Pacific, emerging markets and Wealth Management Switzerland, as well as on a global basis from ultra high net worth clients. Each region reported improved net new money compared with the first quarter.

Invested assets

Invested assets rose by CHF 11 billion to CHF 783 billion during the quarter, primarily due to favorable currency developments, particularly the appreciation of the US dollar against the Swiss franc, and strong net new money inflows, partly offset by negative market performance.

23

Wealth Management

Gross margin on invested assets

The gross margin for the quarter was 89 basis points compared with 93 basis points in the prior quarter and was below our target range of 95 to 105 basis points. The decrease was mainly a result of lower transaction-based net fee and commission income as well as net trading income due to lower client activity levels.

Personnel: 2Q12 vs 1Q12

Wealth Management employed 15,444 personnel on 30 June 2012 compared with 15,551 on 31 March 2012. This mainly reflected staff reductions related to our cost reduction program.

The number of client advisors decreased by 73 to 4,102, mainly due to a technical reclassification of 60 personnel in the financial intermediaries business in Europe from client advisor roles to non-client advisor roles. In addition, we continued to manage out lower-producing client advisors. These reductions were partly offset by continued hiring in the key strategic growth areas of Asia Pacific and emerging markets.

Results: 6M12 vs 6M11

Pre-tax profit decreased by CHF 13 million to CHF 1,305 million from CHF 1,318 million in the first half of 2011, and included a credit to personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges of CHF 13 million in the first half of 2012, pre-tax profit decreased by CHF 237 million.

Total operating income decreased by CHF 292 million to CHF 3,503 million from CHF 3,795 million.

Net interest income slightly decreased by CHF 3 million to CHF 975 million. Treasury-related income was significantly reduced, as the first half of 2011 included revenues of CHF 70 million related to the strategic investment portfolio, which was sold in the third quarter of 2011. Moreover, the first half of 2012 was negatively affected by increased charges related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury and corresponding costs, partly offset by a substantial increase in client deposits and lending volumes that reflected net inflows and favorable currency effects.

Net fee and commission income decreased by CHF 299 million to CHF 2,120 million. Lower margin markets and segments grew, while higher margin markets and segments saw some attrition resulting in a dilution of the gross margin on invested assets. There was some pressure on product margins.

Non-recurring fees reflected reduced client activity compared with the first half of last year. In addition, net fee and commission income in the first half of 2011 included CHF 40 million of fee and commission revenues related to our Investment Products & Services unit that are now reflected in net trading income.

Trading income increased slightly to CHF 395 million from CHF 390 million in the first half of 2011. The increase from the above-mentioned reallocation of CHF 40 million from fee income was almost entirely offset by a decrease in treasury-related income.

Other income in the first half of 2012 was CHF 13 million compared with negative CHF 3 million in the first half of 2011. The credit loss expense in the first half of 2012 was zero compared with a credit loss recovery of CHF 11 million in the first half of 2011.

Operating expenses were down by CHF 279 million to CHF 2,198 million, mainly due to a credit to personnel expenses of CHF 237 million related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, operating expenses decreased by CHF 55 million. Personnel expenses, excluding the abovementioned items, decreased by CHF 135 million to CHF 1,528 million, mainly reflecting reduced accruals for variable compensation due to lower profitability as well as a shift of middle and back office functions to Retail & Corporate from Wealth Management. This was partly offset by higher accruals for untaken annual leave. Non-personnel expenses were CHF 892 million compared with CHF 814 million in the first half of 2011, reflecting higher charges for litigation provisions as well as for services from other business divisions due to the abovementioned shift of middle and back office functions.

24

UBS business divisions and Corporate Center

Wealth Management Americas

Pre-tax profit in the second quarter of 2012 was USD 211 million, a slight increase from the prior quarter’s record profit of USD 209 million, as a 1% rise in operating income was partially offset by an increase in operating expenses. The second quarter’s result included USD 63 million of realized gains in the investment portfolio, an increase over the prior quarter, and an increase in net fee and commission income that offset the combined effect of reduced net interest and trading income and higher operating expenses.

Business division reporting – in US dollars

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Net interest income	206	218	197	(6)	5	424	374
Net fee and commission income	1,193	1,153	1,158	3	3	2,346	2,287
Net trading income	124	136	119	(9)	4	260	245
Other income	65	60	34	8	91	125	49
Income	1,587	1,568	1,507	1	5	3,155	2,955
Credit loss (expense)/recovery	(1)	0	(1)		0	(1)	0
Total operating income	1,587	1,568	1,506	1	5	3,154	2,956
Personnel expenses	1,124	1,123	1,087	0	3	2,247	2,169
Financial advisor compensation[1]	587	579	554	1	6	1,167	1,099
Compensation commitments and advances related to recruited financial advisors[2]	169	168	154	1	10	337	298
Salaries and other personnel costs	367	376	379	(2)	(3)	744	772
General and administrative expenses	215	198	221	9	(3)	413	429
Services (to)/from other business divisions	(4)	(3)	(5)	(33)	20	(7)	(5)
Depreciation of property and equipment	27	26	24	4	13	53	51
Amortization of intangible assets	14	14	14	0	0	27	27
Total operating expenses3, [4]	1,375	1,359	1,341	1	3	2,734	2,671
Business division performance before tax	211	209	165	1	28	420	285

Key performance indicators[5]
Pre-tax profit growth (%)[6]	1.0	34.0	38.7			47.4	N/A
Cost/income ratio (%)	86.6	86.7	89.0			86.7	90.4
Share of recurring revenues (%)	66.0	62.5	64.7			64.3	63.6
Net new money growth (%)[7]	1.9	2.4	1.6			2.2	1.9
Gross margin on invested assets (bps)	79	80	78	(1)	1	80	78

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    2  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    3  Operating expenses include restructuring provision releases of USD 3 million in the second quarter of 2012 and USD 2 million in the first quarter of 2012.    4  Operating expenses include a credit to personnel expenses of USD 1 million related to changes to a retiree benefit plan in the US in the second quarter of 2012.    5  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7  Net new money excludes interest and dividend income.

25

Wealth Management Americas

Business division reporting – in US dollars (continued)

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11

Additional information
Recurring income	1,047	980	975	7	7	2,027	1,881
Average attributed equity (USD billion)[1]	6.3	7.7	9.4	(18)	(33)
Return on attributed equity (RoaE) (%)						12.0	6.3
BIS risk-weighted assets (USD billion)[2]	25.0	26.3	27.5	(5)	N/A
Return on risk-weighted assets, gross (%)[3]						23.9	22.7
Goodwill and intangible assets (USD billion)	3.9	3.9	3.9	0	0
Net new money (USD billion)[4]	3.8	4.6	3.0			8.5	7.0
Net new money including interest and dividend income (USD billion)[5]	9.0	9.3	7.9			18.3	16.3
Invested assets (USD billion)	797	807	774	(1)	3
Client assets (USD billion)	838	851	825	(2)	2
Loans, gross (USD billion)	31.2	29.8	27.6	5	13
Due to customers (USD billion)	46.8	43.7	38.1	7	23
of which: deposit accounts (USD billion)	35.4	30.7	27.6	15	28
Personnel (full-time equivalents)	16,132	16,296	16,240	(1)	(1)
Financial advisors (full-time equivalents)	7,021	7,015	6,862	0	2

Business division reporting excluding PaineWebber acquisition costs[6]
Business division performance before tax	240	235	189	2	27	474	332
Cost/income ratio (%)	85.1	85.2	87.6			85.1	88.9
Average attributed equity (USD billion)[1]	3.1	4.4	6.0	(30)	(48)

1  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    2  Data reported as of 30 June 2012 and 31 March 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 June 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    3  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    4  Net new money excludes interest and dividend income.    5  For purposes of comparison with a US peer.     6  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs primarily related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Business division reporting – in Swiss francs

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Net interest income	194	199	168	(3)	15	393	333
Net fee and commission income	1,125	1,048	988	7	14	2,173	2,037
Net trading income	116	124	101	(6)	15	241	219
Other income	62	54	28	15	121	116	43
Income	1,498	1,425	1,285	5	17	2,922	2,631
Credit loss (expense)/recovery	(1)	0	(1)		0	(1)	0
Total operating income	1,497	1,425	1,284	5	17	2,922	2,631
Personnel expenses	1,060	1,021	928	4	14	2,081	1,933
Financial advisor compensation[1]	554	527	473	5	17	1,080	979
Compensation commitments and advances related to recruited financial advisors[2]	160	153	131	5	22	312	265
Salaries and other personnel costs	346	342	323	1	7	688	688
General and administrative expenses	202	180	188	12	7	382	382
Services (to)/from other business divisions	(4)	(2)	(4)	(100)	0	(6)	(4)
Depreciation of property and equipment	26	24	20	8	30	49	45
Amortization of intangible assets	13	12	12	8	8	25	24
Total operating expenses[3,4]	1,297	1,235	1,144	5	13	2,531	2,380
Business division performance before tax	200	190	140	5	43	390	252
1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    2  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    3  Operating expenses include restructuring provision releases of CHF 3 million in the second quarter of 2012 and CHF 2 million in the first quarter of 2012.    4  Operating expenses include a credit to personnel expenses of CHF 1 million related to changes to a retiree benefit plan in the US in the second quarter of 2012.

26

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs (continued)

	As of or for the quarter ended				% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11

Key performance indicators[1]
Pre-tax profit growth (%)[2]	5.3	31.9	26.1			54.8	N/A
Cost/income ratio (%)	86.6	86.7	89.0			86.6	90.5
Share of recurring revenues (%)	65.9	62.5	64.8			64.3	63.6
Net new money growth (%)[3]	2.0	2.4	1.5			2.2	1.8
Gross margin on invested assets (bps)	81	79	76	3	7	80	77

Additional information
Recurring income	987	891	832	11	19	1,878	1,673
Average attributed equity (CHF billion)[4]	5.9	7.0	8.0	(16)	(26)
Return on attributed equity (RoaE) (%)						12.1	6.3
BIS risk-weighted assets (CHF billion)[5]	23.7	23.7	23.2	0	N/A
Return on risk-weighted assets, gross (%)[6]						24.0	22.4
Goodwill and intangible assets (CHF billion)	3.7	3.5	3.3	6	12
Net new money (CHF billion)[3]	3.7	4.2	2.6			7.9	6.2
Net new money including interest and dividend income (CHF billion)[7]	8.5	8.4	6.7			16.9	14.5
Invested assets (CHF billion)	757	728	650	4	16
Client assets (CHF billion)	795	768	694	4	15
Loans, gross (CHF billion)	29.6	26.9	23.2	10	28
Due to customers (CHF billion)	44.4	39.4	32.0	13	39
of which: deposit accounts (CHF billion)	33.6	27.7	23.2	21	45
Personnel (full-time equivalents)	16,132	16,296	16,240	(1)	(1)
Financial advisors (full-time equivalents)	7,021	7,015	6,862	0	2

Business division reporting excluding PaineWebber acquisition costs[8]
Business division performance before tax	227	213	161	7	41	440	294
Cost/income ratio (%)	85.0	85.2	87.5			85.1	88.9
Average attributed equity (CHF billion)[4]	2.9	4.0	5.1	(28)	(43)

1  For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    2  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    3  Net new money excludes interest and dividend income.    4  Refer to the “Capital management” section of this report for more information about the equity attribution framework.    5  Data reported as of 30 June 2012 and 31 March 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 June 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    6  Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    7  For purposes of comparison with a US peer.    8  Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs primarily related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

27

Wealth Management Americas

Results: 2Q12 vs 1Q12

Operating income

Operating income increased by USD 19 million to USD 1,587 million from USD 1,568 million, mostly due to growth in managed account fees and higher realized gains from the sale of financial investments in the business division’s available-for-sale portfolio. These increases were partly offset by lower transaction-based revenues due to lower client activity and lower net interest income.

Net fee and commission income increased by USD 40 million to USD 1,193 million, primarily due to a 10% increase in recurring fees resulting from higher managed account fees, which were calculated on higher invested asset levels at the end of the first quarter. Transaction-based revenue decreased 10% due to lower commission income from equities products.

Net interest income decreased by USD 12 million to USD 206 million, as the second quarter included lower income from mortgage-backed securities in the available-for-sale portfolio due to a yield adjustment arising from updated future cash flow estimates. While interest income from this portfolio decreased slightly, there was continued progress in banking and lending initiatives as average mortgage balances increased 21% and securities-backed lending average balances increased 5% over the quarter.

Net trading income decreased by USD 12 million to USD 124 million, primarily due to lower income derived from taxable fixed income and municipal securities trading.

Other income increased by USD 5 million to USD 65 million, reflecting higher realized gains of USD 63 million on sales of financial investments held in the available-for-sale portfolio compared with USD 45 million in the prior quarter. These gains resulted from a rebalancing of the investment portfolio risk profile as guided by the portfolio’s investment policy. The rebalancing addresses faster prepayment speeds on agency mortgage-backed securities arising from a lower yield curve, and may reduce the level of interest income on the portfolio in the future. Other income in the prior quarter included USD 9 million from a final contractual performance-based payment related to the sale of branches to Stifel, Nicolaus & Company in 2009.

Recurring income, the combination of recurring fees and net interest income, increased by USD 67 million to USD 1,047 million due to higher managed account fees, and comprised 66% of operating income in the second quarter compared with 63% in the prior quarter. Non-recurring income decreased due to lower transactional activity, partially offset by an increase in realized gains on the sale of financial investments in the available-for-sale portfolio.

Operating expenses

Total operating expenses increased by USD 16 million to USD 1,375 million from USD 1,359 million, primarily due to a 7% increase in non-personnel expenses.

Personnel expenses increased by USD 1 million to USD 1,124 million. Financial advisor compensation increased by USD 8 million to USD 587 million, in line with higher revenue production.

Expenses for compensation commitments and advances related to recruited financial advisors increased by USD 1 million to USD 169 million. Compensation advance balances increased by USD 4 million to USD 3,857 million, reflecting increases for recruited financial advisors. Salaries and other personnel costs decreased by USD 9 million, primarily due to lower variable compensation accruals compared with the prior quarter.

Non-personnel expenses increased by USD 16 million to USD 251 million. General and administrative costs rose due to higher professional legal fees due to the inclusion of a USD 7 million insurance reimbursement for a previously settled legal matter in the prior quarter. Corporate Center shared services costs also increased, primarily due to increased technology-related service costs.

Cost/income ratio

The cost/income ratio was broadly flat at 86.6% and remained within the target range of 80% to 90%.

Net new money growth

The annualized net new money growth rate for the second quarter was 1.9%, down from 2.4% in the prior quarter and slightly below the target range of 2% to 4%. Net new money totaled USD 3.8 billion compared with USD 4.6 billion in the first quarter, as inflows from net recruiting of financial advisors were partially offset by outflows from financial advisors employed with UBS for more than one year. The reduction in net inflows from the first quarter resulted primarily from client withdrawals associated with annual income tax payments. Including interest and dividend income, net new money was USD 9.0 billion.

Invested assets

Invested assets declined by USD 10 billion to USD 797 billion during the quarter, mainly due to negative market performance, partly offset by net new money inflows. Managed account assets increased by USD 2 billion to USD 224 billion, and comprised 28% of total invested assets on 30 June 2012.

Gross margin on invested assets

In US dollar terms, the gross margin on invested assets decreased by 1 basis point to 79 basis points, but remained within the target range of 75 to 85 basis points. The gross margin from recurring income increased by 2 basis points as a result of higher managed account fees. The gross margin from non-recurring income decreased by 3 basis points due to lower transaction-based revenue, partially offset by higher realized gains from the available-for-sale portfolio.

Personnel: 2Q12 vs. 1Q12

Total personnel was 16,132 as of 30 June 2012, down 164 from 31 March 2012. At the end of the second quarter, financial advisors totaled 7,021, up 6 from the previous quarter, mainly reflecting the hiring of experienced financial advisors and low financial advisor attrition. The number of non-financial advisor employees

28

UBS business divisions and Corporate Center

decreased by 170 to 9,111, reflecting staff reductions and offshoring initiatives.

Results: 6M12 vs. 6M11

Pre-tax profit improved by USD 135 million to USD 420 million in the first half of 2012 from USD 285 million in the first half of 2011 due to an overall improvement in revenues, while expenses increased moderately. Operating income increased by USD 198 million to USD 3,154 million due to a USD 96 million increase in recurring fees related to higher asset levels, as well as a USD 50 million increase in interest income derived from increased securities-backed lending volumes and mortgage balances. In addition, the first half of 2012 included USD 108 million in realized gains on sales of financial investments held in the available-for-sale portfolio compared with USD 38 million in the first half of 2011. Trans-

action-based revenue decreased by USD 37 million as a result of lower commissions from equities products. Operating expenses increased by USD 63 million to USD 2,734 million. Personnel expenses increased by USD 78 million to USD 2,247 million due to an increase of USD 68 million in financial advisor compensation related to increased revenue production. Expenses for compensation commitments and advances related to recruited financial advisors increased by USD 39 million from prior year. Compensation advance balances increased by USD 125 million to USD 3,857 million reflecting increases for recruited financial advisors. Salaries and other personnel costs declined by USD 28 million, mainly due to lower variable compensation. Non-personnel expenses decreased by USD 15 million to USD 487 million, mainly due to lower charges for litigation provisions and lower professional fees, which were partially offset by higher Corporate Center shared services costs.

29

Investment Bank

Investment Bank

The Investment Bank recorded a pre-tax loss of CHF 130 million in the second quarter of 2012 compared with a pre-tax profit of CHF 730 million in the first quarter of 2012. Revenues declined significantly in the securities business amid challenging market conditions. In addition, revenues were impacted by a loss of CHF 349 million related to the Facebook initial public offering. Pro-forma Basel III risk-weighted assets decreased to CHF 170 billion.

Business division reporting1, 2, 3, 4

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Investment banking	372	396	410	(6)	(9)	768	877
Advisory revenues	122	169	236	(28)	(48)	291	509
Capital market revenues	401	430	371	(7)	8	830	759
Equities	206	200	159	3	30	407	335
Fixed income, currencies and commodities	194	229	212	(15)	(8)	423	423
Other fee income and risk management	(150)	(203)	(197)	26	24	(353)	(391)
Securities	1,346	2,493	2,134	(46)	(37)	3,839	5,164
Equities	247	992	1,054	(75)	(77)	1,239	2,364
Fixed income, currencies and commodities	1,099	1,501	1,080	(27)	2	2,600	2,800
Total income	1,718	2,889	2,544	(41)	(32)	4,606	6,041
Credit loss (expense)/recovery	19	14	0	36		33	3
Total operating income	1,736	2,903	2,544	(40)	(32)	4,639	6,043
Personnel expenses	1,093	1,503	1,502	(27)	(27)	2,595	3,356
General and administrative expenses	649	571	567	14	14	1,220	1,172
Services (to)/from other business divisions	48	37	38	30	26	85	42
Depreciation of property and equipment	69	54	47	28	47	124	110
Amortization of intangible assets	8	7	7	14	14	15	15
Total operating expenses[5,6]	1,867	2,173	2,161	(14)	(14)	4,040	4,696
Business division performance before tax	(130)	730	383			600	1,348

1  Starting with the first quarter of 2012, a portfolio of legacy positions formerly in the Investment Bank is reported in the Corporate Center. Prior periods have been restated.    2  Income and expenses related to the SNB StabFund investment management team, members of which are employed by UBS, were transferred from the Investment Bank to the Corporate Center in the third quarter of 2011. The impact on performance before tax is not material in the current or any prior period. Prior periods have not been adjusted.    3  Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.    4  In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16c Other contingent liabilities” in the “Financial information” section of this report for more information on this provision.    5   Operating expenses include credits to personnel expenses of CHF 71 million related to changes to a retiree benefit plan in the US in the second quarter of 2012 and CHF 38 million related to changes to our Swiss pension plan in the first quarter of 2012.    6  Operating expenses include restructuring charges of CHF 23 million in the second quarter of 2012 and restructuring charges of CHF 101 million in the first quarter of 2012.

30

UBS business divisions and Corporate Center

Business division reporting1, 2, 3, 4 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11

Key performance indicators[5]
Pre-tax profit growth (%)[6]	N/A	637.4	(60.3)			(55.5)	(33.5)
Cost/income ratio (%)	108.7	75.2	84.9			87.7	77.7
Return on attributed equity (RoaE) (%)						4.7	10.7
Return on assets, gross (%)						1.0	1.4
Average VaR (1-day, 95% confidence, 5 years of historical data)	38	33	75	15	(49)

Additional information
Total assets (CHF billion)[7]	929.2	898.7	845.4	3	10
Average attributed equity (CHF billion)[8]	25.1	26.0	27.0	(3)	(7)
BIS risk-weighted assets (CHF billion)[9]	116.0	114.2	107.5	2	N/A
Return on risk-weighted assets, gross (%)[10]						7.7	12.1
Goodwill and intangible assets (CHF billion)	3.2	3.0	2.8	7	14
Compensation ratio (%)	63.6	52.0	59.0			56.3	55.6
Impaired loan portfolio as a % of total loan portfolio, gross (%)[11]	3.9	3.9	5.6
Personnel (full-time equivalents)	16,432	16,744	17,520	(2)	(6)

1 Starting with the first quarter of 2012, a portfolio of legacy positions formerly in the Investment Bank is reported in the Corporate Center. Prior periods have been restated.    2 Income and expenses related to the SNB StabFund investment management team, members of which are employed by UBS, were transferred from the Investment Bank to the Corporate Center in the third quarter of 2011. The impact on performance before tax is not material in the current or any prior period. Prior periods have not been adjusted.    3 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.    4 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16c Other contingent liabilities” in the “Financial information” section of this report for more information on this provision.    5 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2011.    6 Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    8 Refer to the “Capital management” section of this report for more information about the equity attribution framework.    9 Data reported as of 30 June 2012 and 31 March 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 June 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    10 Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    11 Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 2Q12 vs 1Q12

Total operating income

Total operating income decreased by 40% to CHF 1,736 million in the second quarter of 2012 from CHF 2,903 million in the previous quarter. In US dollar terms, revenues fell 42%. Within the fixed income, currencies and commodities (FICC) business area, lower client activity and higher market volatility amid eurozone instability, mainly impacted the credit and emerging market businesses. The equities business’s performance was adversely affected by the aforementioned loss related to the Facebook initial public offering and by the impact of an improvement in the calculation methodology of own credit, as well as lower volumes and reduced client activity. Investment banking revenues decreased mainly due to lower fees partially offset by lower risk management premiums.

è	Refer to the “Own credit” sidebar in the “Group results” section of this report for more information on own credit reporting changes

Credit loss expense/recovery

Net credit loss recoveries were CHF 19 million compared with net credit loss recoveries of CHF 14 million in the prior quarter.

è	Refer to the “Risk management and control” section of this report for more information on credit risk

Operating expenses

Total operating expenses decreased 14%, or CHF 306 million, to CHF 1,867 million from CHF 2,173 million. In US dollar terms, total operating expenses fell 17%.

Personnel expenses decreased to CHF 1,093 million from CHF 1,503 million. Excluding the effect of restructuring charges, a credit of CHF 71 million related to changes to a retiree benefit plan in the US in the second quarter and a credit of CHF 38 million related to changes to our Swiss pension plan in the first quarter, personnel expenses decreased by CHF 255 million, mainly due to reduced variable compensation accruals.

General and administrative expenses increased to CHF 649 million from CHF 571 million, mainly due to higher charges for litiga-

31

Investment Bank

tion provisions of CHF 93 million compared with CHF 8 million and a real estate restructuring provision of CHF 21 million, partly offset by lower professional fees and a one-time UK value-added tax release.

Cost/income ratio

The cost/income ratio was 108.7% compared with 75.2% in the first quarter. Excluding the abovementioned reduction in personnel expenses related to changes to our Swiss pension plan in the first quarter and changes to a retiree benefit plan in the second quarter, as well as restructuring charges in both quarters, the cost/income ratio increased to 111.5% from 73.0%, against a target range of 70% to 80%.

BIS risk-weighted assets

Risk-weighted assets measured on a Basel 2.5 basis increased by CHF 2 billion to CHF 116 billion at the end of the second quarter from CHF 114 billion at the end of the first quarter. This resulted primarily from higher market risk RWA due to the aforementioned incident related to the Facebook initial public offering, partly offset by lower credit risk RWA. Our pro-forma Basel III risk-weighted assets measured on a fully applied basis decreased by CHF 21 billion to CHF 170 billion. The reduction reflects lower credit valuation adjustment (CVA) value-at-risk and lower credit risk RWA as well as a transfer from the Investment Bank to the Legacy Portfolio of CHF 11 billion of risk-weighted assets for the Basel III CVA charge attributable to the Legacy Portfolio. We have consequently adjusted our Basel III RWA target for 2012 from CHF 190 billion to CHF 175 billion to reflect the transfer of the aforementioned CVA charge and the final composition of the Legacy Portfolio.

è	Refer to the “Capital management” section of this report for more information

Operating income by business area: 2Q12 vs 1Q12

Investment banking

In the second quarter, total revenues decreased 6% to CHF 372 million from CHF 396 million, as a reduction in fees was partially offset by lower risk management premiums. In US dollar terms, revenues declined 9%.

Advisory revenues were CHF 122 million, down by CHF 47 million from CHF 169 million in the first quarter due to a smaller fee pool and lower market share.

    Capital market revenues were CHF 401 million compared with CHF 430 million, a decrease of 7%. Equities capital market revenues increased to CHF 206 million from CHF 200 million. This was due to increased participation in private and structured transactions despite a decline in the fee pool for other types of transactions. Fixed income capital market revenues decreased to CHF 194 million from CHF 229 million, due to a decline in the global fee pool, partially offset by an increase in leveraged finance revenues.

Other fee income and risk management revenues were negative CHF 150 million compared with negative CHF 203 million, primarily due to lower risk management premiums.

Securities

Securities revenues decreased 46% to CHF 1,346 million from CHF 2,493 million. In US dollar terms, revenues fell 48%.

Equities

Equities revenues decreased 75% to CHF 247 million from CHF 992 million, with declines across most businesses. Results were impacted by the aforementioned loss related to the Facebook initial public offering and the adverse effect of an improvement in the own credit calculation methodology and the correction of own credit items relating to prior periods. The second quarter also included positive year to date debit valuation adjustments of CHF 20 million. In US dollar terms, revenues also reduced 75%.

Cash revenues were negative CHF 89 million compared with positive CHF 347 million, mainly due to the aforementioned loss related to the Facebook initial public offering. Additionally, all regions recorded lower commissions due to reduced volumes and poor client sentiment, and lower trading revenues as a result of the ongoing market volatility.

Derivatives and equity-linked revenues declined to CHF 125 million from CHF 365 million. Client revenues were stable, but market conditions deteriorated across all regions leading to trading losses in the second quarter. An improvement in the own credit calculation methodology and the correction of own credit items relating to prior periods led to a CHF 65 million decrease in revenues. The adoption of the improvement to the own credit calculation methodology by equities had the effect of reducing trading revenues in the equities derivatives business by a further CHF 86 million in the second quarter, with a corresponding increase in the own credit gain in Corporate Center – Core Functions, when compared with the results that would have been reported under the previous methodology. This information has been provided for comparison purposes only and will not be provided in future periods.

In the prime services business, revenues increased to CHF 274 million from CHF 271 million, primarily due to higher revenues from securities lending.

Other equities revenues were negative CHF 62 million, down by CHF 70 million, in part due to losses related to the continuing exit from proprietary trading, where we recorded gains in the first quarter.

è	Refer to the “Own credit” sidebar in the “Group results” section of this report for more information on own credit reporting changes

Fixed income, currencies and commodities

Fixed income, currencies and commodities revenues decreased 27% to CHF 1,099 million from CHF 1,501 million as escalating eurozone fears and slower growth in the US created challenging market conditions. In US dollar terms, revenues fell 29%.

32

UBS business divisions and Corporate Center

Credit revenues decreased to CHF 396 million from CHF 748 million as client activity declined and credit spreads widened as eurozone instability impacted global markets.

In macro, revenues increased to CHF 710 million from CHF 699 million. The foreign exchange business recorded higher revenues as it benefited from market volatility and downward pressure on the euro, while commodities revenues declined due to lower client activity. Overall revenues in the rates business increased marginally as improved results in short-end interest rates more than offset reductions in other rates businesses. In addition, macro revenues included a gain of CHF 42 million resulting from the correction of an own credit item relating to prior periods.

Emerging markets revenues decreased to CHF 106 million from CHF 196 million due to lower client activity and increased market volatility across asset classes and regions.

Other FICC revenues including funding and hedging costs were negative CHF 113 million compared with negative CHF 142 million. The second quarter included a debit valuation adjustment gain of CHF 35 million compared with a debit valuation adjustment loss of CHF 53 million in the first quarter.

è	Refer to the “Own credit” sidebar in the “Group results” section of this report for more information on own credit reporting changes

Personnel: 2Q12 vs 1Q12

The Investment Bank employed 16,432 personnel on 30 June 2012, a decrease of 312 from 16,744 on 31 March 2012, as we continued to adapt our cost base to the challenging business environment.

Results: 6M12 vs 6M11

Pre-tax profit decreased to CHF 600 million in the first half of 2012 from CHF 1,348 million in the first half of 2011, reflecting lower revenues across all business areas which more than offset a reduction in operating expenses. Net credit loss recoveries were CHF 33 million compared with net credit loss recoveries of CHF 3 million.

Revenues in investment banking decreased 12% to CHF 768 million from CHF 877 million due to lower advisory revenues as the global fee pool declined. This was partly offset by higher equities capital market revenues as well as other fee income and risk management revenues. In US dollar terms, investment banking revenues were down 15%. Within securities, equities revenues decreased 48% to CHF 1,239 million from CHF 2,364 million due to lower market volumes, challenging trading conditions mostly in cash and derivatives, and the aforementioned loss related to the Facebook initial public offering. In US dollar terms, equities revenues fell 48%. Fixed income, currencies and commodities revenues declined 7% to CHF 2,600 million from CHF 2,800 million, largely due to a decline in credit revenues from a strong first half of 2011. Emerging markets revenues decreased, while macro revenues increased, mostly due to improved performance in the long-end linear rates business. In US dollar terms, FICC revenues declined 10%.

Total operating expenses decreased by 14% or CHF 656 million to CHF 4,040 million compared with CHF 4,696 million. In US dollar terms, total operating expenses declined 17%. Personnel expenses declined to CHF 2,595 million from CHF 3,356 million, mainly due to lower variable compensation accruals and savings associated with our cost reduction programs. General and administrative expenses increased to CHF 1,220 million from CHF 1,172 million, mainly due to higher charges for litigation provisions, professional fees and the abovementioned real estate restructuring provision, partly offset by savings associated with our cost reduction programs.

33

Global Asset Management

Global Asset Management

Pre-tax profit in the second quarter of 2012 was CHF 118 million compared with CHF 156 million in the first quarter, primarily due to lower performance fees, especially in alternative and quantitative investments. Net new money excluding money market flows improved to inflows of CHF 1.2 billion from outflows of CHF 2.6 billion in the previous quarter.

Business division reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Net management fees[1]	428	426	428	0	0	855	871
Performance fees	18	52	16	(65)	13	69	69
Total operating income	446	478	444	(7)	0	924	940
Personnel expenses	216	220	236	(2)	(8)	436	495
General and administrative expenses	101	92	92	10	10	193	194
Services (to)/from other business divisions	(1)	0	(1)		0	(2)	(1)
Depreciation of property and equipment	10	9	8	11	25	19	19
Amortization of intangible assets	2	2	2	0	0	4	3
Total operating expenses2, [3]	328	322	337	2	(3)	650	709
Business division performance before tax	118	156	108	(24)	9	274	231

Key performance indicators[4]
Pre-tax profit growth (%)	(24.4)	32.2	(12.9)			18.6	(9.1)
Cost/income ratio (%)	73.5	67.4	75.9			70.3	75.4
Net new money growth (%)[5]	(2.5)	(5.7)	0.8			(4.1)	2.4

Information by business line
Income
Traditional investments	274	294	284	(7)	(4)	568	585
Alternative and quantitative investments	48	68	50	(29)	(4)	116	138
Global real estate	75	67	65	12	15	142	126
Infrastructure and private equity	8	8	4	0	100	16	7
Fund services	42	41	41	2	2	83	84
Total operating income	446	478	444	(7)	0	924	940

Gross margin on invested assets (bps)
Traditional investments	22	24	24	(8)	(8)	23	24
Alternative and quantitative investments	65	89	57	(27)	14	77	78
Global real estate	77	71	72	8	7	74	70
Infrastructure and private equity	40	40	160	0	(75)	40	140
Total gross margin	32	34	32	(6)	0	33	34

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.    2 Operating expenses include zero net restructuring charges in the second quarter of 2012 and restructuring charges of CHF 6 million in the first quarter of 2012.    3 Operating expenses include credits to personnel expenses of CHF 11 million related to changes to a retiree benefit plan in the US in the second quarter of 2012 and CHF 20 million related to changes to our Swiss pension plan in the first quarter of 2012.    4 For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    5 Net new money excludes interest and dividend income.

34

UBS business divisions and Corporate Center

Business division reporting (continued)

	As of or for the quarter ended			% change from			Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11

Information by business line (continued)
Net new money (CHF billion)[1]
Traditional investments	(2.7)	(8.0)	0.8			(10.7)	4.5
Alternative and quantitative investments	(1.0)	(0.6)	(0.9)			(1.6)	0.9
Global real estate	0.3	0.4	0.6			0.7	0.8
Infrastructure and private equity	(0.1)	0.0	0.5			(0.1)	0.5
Total net new money	(3.5)	(8.2)	1.1			(11.7)	6.7
Net new money excluding money market flows	1.2	(2.6)	3.5			(1.4)	10.7
of which: from third parties	3.4	(2.9)	5.7			0.4	10.3
of which: from UBS’s wealth management businesses	(2.2)	0.3	(2.2)			(1.9)	0.4
Money market flows	(4.7)	(5.6)	(2.4)			(10.3)	(4.0)
of which: from third parties	1.5	(2.8)	(0.9)			(1.3)	0.2
of which: from UBS’s wealth management businesses	(6.2)	(2.8)	(1.5)			(9.0)	(4.3)

Invested assets (CHF billion)
Traditional investments	491	484	466	1	5
of which: money market funds	84	84	84	0	0
Alternative and quantitative investments	29	30	33	(3)	(12)
Global real estate	40	38	36	5	11
Infrastructure and private equity	8	8	1	0	700
Total invested assets	569	559	536	2	6

Assets under administration by fund services
Assets under administration (CHF billion)[2]	403	388	383	4	5
Net new assets under administration (CHF billion)[3]	10.2	(0.3)	(0.1)			9.9	8.2
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[4]	2.1	2.5	2.5	(16)	(16)
Return on attributed equity (RoaE) (%)						23.8	18.5
BIS risk-weighted assets (CHF billion)[5]	3.4	3.4	3.5	0	N/A
Return on risk-weighted assets, gross (%)[6]						53.6	53.7
Goodwill and intangible assets (CHF billion)	1.5	1.4	1.4	7	7
Personnel (full-time equivalents)	3,719	3,716	3,789	0	(2)

1 Net new money excludes interest and dividend income.    2 This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services.    3 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    4 Refer to the “Capital management” section of this report for more information about the equity attribution framework.    5 Data reported as of 30 June 2012 and 31 March 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 June 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    6 Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.

35

Global Asset Management

Results: 2Q12 vs 1Q12

Operating income

Total operating income was CHF 446 million compared with CHF 478 million in the first quarter. Slightly higher net management fees were more than offset by lower performance fees, especially in alternative and quantitative investments as well as in traditional investments, compared with a strong first quarter.

Operating expenses

Total operating expenses were CHF 328 million compared with CHF 322 million in the first quarter. The second quarter included a credit to personnel expenses of CHF 11 million related to changes to a retiree benefit plan in the US and a litigation provision charge of CHF 5 million. The first quarter included a credit to personnel expenses related to changes to our Swiss pension plan of CHF 20 million and restructuring charges of CHF 6 million. Excluding these pension and benefit plan-related items and restructuring charges, second-quarter operating expenses were CHF 339 million compared with CHF 336 million in the first quarter.

Personnel expenses decreased to CHF 216 million from CHF 220 million. Adjusted for the effects of the abovementioned pension and benefit plan-related items and restructuring charges, personnel expenses decreased to CHF 228 million from CHF 234 million, primarily due to lower variable compensation reflecting lower profitability.

General and administrative expenses were CHF 101 million compared with CHF 92 million in the first quarter. This increase reflected the abovementioned litigation provision charge and higher allocated Corporate Center shared services costs compared with the first quarter. These were partly offset by the reversal of previously recognized expenses of CHF 3 million related to a past business closure.

Cost/income ratio

The cost/income ratio was 73.5% in the second quarter of 2012 compared with 67.4% in the first quarter. Adjusted for the above-mentioned pension and benefit plan-related items and restructuring charges, the cost/income ratio was 76.0% compared with 70.3%, mainly due to lower operating income. The ratio is above our target range of 60% to 70%.

Net new money growth

The annualized net new money growth rate was negative 2.5% compared with negative 5.7% in the first quarter. Our target net new money growth rate range is 3% to 5%.

    Excluding money market flows, net new money inflows from third parties were CHF 3.4 billion compared with outflows of CHF 2.9 billion in the first quarter as the rate of client portfolio realignments seen in the first quarter abated and third party inflows rebounded in the second quarter. The inflows were mainly into traditional investments, particularly indexed equity.

Excluding money market flows, net new money outflows from clients of UBS’s wealth management businesses were CHF 2.2 bil-

lion compared with inflows of CHF 0.3 billion in the first quarter. The outflows were mainly from multi-asset funds.

Money market net inflows from third parties were CHF 1.5 billion compared with net outflows of CHF 2.8 billion in the first quarter. Money market net outflows from clients of UBS’s wealth management businesses were CHF 6.2 billion compared with outflows of CHF 2.8 billion in the first quarter. These net outflows resulted mainly from an initiative by Wealth Management Americas to deposit client cash in UBS Bank USA, which reduced inflows into money market funds managed by Global Asset Management.

Invested assets

Invested assets were CHF 569 billion on 30 June 2012 compared with CHF 559 billion on 31 March 2012. An increase of CHF 4 billion resulted from an asset movement associated with our acquisition of the ING Investment Management business in Australia. This acquisition was completed in the fourth quarter of 2011 and, as anticipated under the terms of the acquisition agreement, there were associated asset increases and reductions during the past three quarters resulting in an overall net addition to invested assets of CHF 12 billion. Aside from the acquisition, positive currency effects on invested assets were partially offset by negative market movements and net new money outflows.

On 30 June 2012, CHF 84 billion, or 15% of invested assets, were money market assets. On a regional basis, 34% of invested assets were related to clients serviced in Switzerland; 28% in the Americas; 19% in Europe, Middle East and Africa; and 19% in Asia Pacific.

Gross margin on invested assets

The total gross margin was 32 basis points compared with 34 basis points in the first quarter, mainly due to lower performance fees in alternative and quantitative investments. The gross margin was at the lower end of our target range of 32 to 38 basis points.

Results by business line: 2Q12 vs 1Q12

Traditional investments

Revenues were CHF 274 million compared with CHF 294 million in the first quarter due to lower net management and performance fees. The gross margin decreased to 22 basis points from 24 basis points.

    Excluding money market flows, net new money inflows were CHF 2.0 billion compared with outflows of CHF 2.4 billion in the prior quarter. Equities net inflows were CHF 3.9 billion compared with outflows of CHF 3.7 billion. Fixed income net inflows were CHF 0.5 billion compared with inflows of CHF 2.4 billion. Multi-asset net outflows were CHF 2.4 billion compared with outflows of CHF 1.2 billion.

Invested assets were CHF 491 billion on 30 June 2012 compared with CHF 484 billion on 31 March 2012. By mandate type, CHF 154 billion of invested assets related to equities, CHF 153 billion to fixed income, CHF 84 billion to money markets and CHF 101 billion to multi-asset mandates, including CHF 7 billion of alternative investments not managed by the alternative and quanti-

36

UBS business divisions and Corporate Center

tative investments, global real estate or infrastructure and private equity investment areas.

Alternative and quantitative investments

Revenues were CHF 48 million compared with CHF 68 million in the first quarter as lower performance fees, mostly in O’Connor’s single-manager funds, were only slightly offset by higher net management fees.

The gross margin decreased to 65 basis points from 89 basis points.

Net new money outflows were CHF 1.0 billion compared with outflows of CHF 0.6 billion.

Invested assets were CHF 29 billion on 30 June 2012 compared with CHF 30 billion on 31 March 2012.

Global real estate

Revenues were CHF 75 million compared with CHF 67 million in the first quarter, mainly due to higher transaction fees resulting from a CHF 370 million capital increase in UBS Sima, a listed Swiss real estate fund.

The gross margin was 77 basis points compared with 71 basis points.

Net new money inflows were CHF 0.3 billion compared with inflows of CHF 0.4 billion.

Invested assets were CHF 40 billion on 30 June 2012 compared with CHF 38 billion on 31 March 2012.

Infrastructure and private equity

Revenues were CHF 8 million, in line with the first quarter.

Net new money outflows were CHF 0.1 billion compared with zero in the first quarter.

Invested assets were CHF 8 billion on 30 June 2012, in line with 31 March 2012.

Fund services

Revenues were CHF 42 million compared with CHF 41 million in the first quarter.

The gross margin on assets under administration was 4 basis points, in line with the first quarter.

Net new assets under administration inflows were CHF 10.2 billion compared with outflows of CHF 0.3 billion.

Total assets under administration were CHF 403 billion on 30 June 2012 compared with CHF 388 billion on 31 March 2012.

Personnel: 2Q12 vs 1Q12

The number of personnel on 30 June 2012 was 3,719 compared with 3,716 on 31 March 2012.

Results: 6M12 vs 6M11

Pre-tax profit was CHF 274 million in the first half of 2012 compared with CHF 231 million in the first half of 2011. Total operating income decreased to CHF 924 million from CHF 940 million.

Traditional investments revenues were CHF 568 million compared with CHF 585 million as net management fees were impacted by the strength of the Swiss franc and lower market valuations. Alternative and quantitative investments revenues were CHF 116 million compared with CHF 138 million, primarily due to lower performance fees but also following the transfer of the infrastructure and private equity fund of funds businesses to infrastructure and private equity. Global real estate revenues were CHF 142 million compared with CHF 126 million. Infrastructure and private equity revenues were CHF 16 million compared with CHF 7 million, mainly reflecting the abovementioned business transfers from alternative and quantitative investments. Fund services revenues were CHF 83 million compared with CHF 84 million.

Total operating expenses were lower at CHF 650 million compared with CHF 709 million. This reflects a credit of CHF 20 million to personnel expenses related to changes to our Swiss pension plan in the first quarter of 2012 and a credit to personnel expenses of CHF 11 million related to changes to a retiree benefit plan in the US in the second quarter of 2012, as well as continued savings related to our cost reduction program.

Investment performance

In a difficult period for active managers of Global, US and European equities strategies, most of our key equities strategies trailed their benchmarks in the second quarter of 2012. In particular, macro uncertainties in May impacted core/value style managers heavily and weighed on our performance. Strong first quarter performance enabled year-to-date performance to remain robust.

In fixed income, it was a mixed quarter due to ongoing uncertainties surrounding eurozone debt issues. Performance records for the year to date and longer-term periods remained strong.

In global investment solutions, multi-asset income funds outperformed their benchmarks, while asset allocation funds underperformed, although across both areas year-to-date performance remained positive. For asset allocation funds, security selection was the main source of underperformance in the second quarter but the main contributor to outperformance in the year to date. Absolute return and convertible strategies maintained their very strong longer-term track records, despite negative performance in the quarter.

    Among alternative strategies (not shown in the key composites versus benchmark table), real estate strategies generally continued to perform well in absolute terms. Alternative and quantitative investments’ strategies had mixed performance as O’Connor core single-manager funds had slightly negative returns, while core fund-of-funds products ranged from flat to slightly negative. Direct infrastructure returns were in line with fund objectives. Infrastructure funds of funds and private equity funds of funds performed in line with their respective investment strategies.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, was robust. Across all asset classes, and on an asset-weighted basis, 61% of our funds ranked in the top two quartiles over one year, 75% over three years and 64% over five years.

37

Global Asset Management

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 44% of Global Asset Management’s CHF 282 billion actively managed invested assets in traditional investments on 30 June 2012. This figure excludes CHF 84 billion in actively managed money market funds, CHF 119 billion in passively managed investments and CHF 84 billion in alternatives (including alternative and quantitative investments, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	–	+
US Large Cap Equity Composite vs. Russell 1000 Index	–	–	–	–
Pan European Equity Composite vs. MSCI Europe Free Index	+	+	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	–	–	–	+
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	+	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	–	+	+	+
Global Ex-US Growth Equity Composite vs. MSCI EAFE (Free) Index	–	–	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	–	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	–	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	–	+	+	–
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	+	–	+	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	+	–	+	+
Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	–	–	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	–	–	+	–
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	–	–	+	–
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	–	–	–	–
Dynamic Alpha Composite vs. Consumer Price Index	–	+	+	–
Global Convertible Bonds Composite (hedged in EUR) vs.
UBS Global Convertible Index – Global Vanilla Hedged EUR	–	–	+	+

1 Customized benchmark.

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite, which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table shows investment performance versus peers of UBS Swiss, Luxembourg, German and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling CHF 93 billion on 30 June 2012. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. In our first quarter report, the peer universe also included funds registered in Middle East, Africa and Asia Pacific. Money market funds and passively managed funds are excluded.

		Annualized
	1 year	3 years	5 years
Percentage of fund assets ranking in first or second quartile
Equities	72	72	59
Fixed income	57	70	74
Multi-asset	52	82	74
Real estate and alternative	75	75	22
Total	61	75	64

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 6 July 2012 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e. above median) ranking in their peer group on a net-of-fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

38

Retail & Corporate

Pre-tax profit was CHF 399 million compared with CHF 575 million in the previous quarter, which included a credit to personnel expenses of CHF 190 million related to changes to our Swiss pension plan. Adjusted for this item and restructuring charges, pre-tax profit increased slightly by CHF 3 million to CHF 395 million. Both our retail and corporate businesses continued to record strong net new business volume growth.

Business division reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Net interest income	547	539	575	1	(5)	1,086	1,165
Net fee and commission income	299	303	301	(1)	(1)	602	596
Net trading income	63	64	78	(2)	(19)	128	157
Other income	30	12	20	150	50	41	28
Income	939	918	973	2	(3)	1,857	1,945
Credit loss (expense)/recovery	(12)	18	0			6	(7)
Total operating income	927	936	974	(1)	(5)	1,863	1,939
Personnel expenses	421	253	417	66	1	673	839
General and administrative expenses	223	214	211	4	6	436	430
Services (to)/from other business divisions	(150)	(138)	(107)	(9)	(40)	(289)	(221)
Depreciation of property and equipment	34	33	32	3	6	67	66
Amortization of intangible assets	0	0	0			0	0
Total operating expenses1, [2]	527	361	552	46	(5)	888	1,114
Business division performance before tax	399	575	421	(31)	(5)	975	824

Key performance indicators[3]
Pre-tax profit growth (%)	(30.6)	39.6	4.5			18.3	(12.2)
Cost/income ratio (%)	56.1	39.3	56.7			47.8	57.3
Net interest margin (%)	1.61	1.59	1.69			1.60	1.72
Net new business volume growth (%)	3.3	4.2	6.2			3.8	7.5
Impaired loan portfolio as a % of total loan portfolio, gross (%)[4]	0.7	0.7	0.8

Additional information
Average attributed equity (CHF billion)[5]	4.3	5.0	5.0	(14)	(14)
Return on attributed equity (RoaE) (%)						41.9	33.0
BIS risk-weighted assets (CHF billion)[6]	25.3	25.0	24.2	1	N/A
Return on risk-weighted assets, gross (%)[7]						14.8	15.0
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0
Business volume (CHF billion)	479	476	472	1	1
Client assets (CHF billion)[8]	343	341	336	1	2
Loans, gross (CHF billion)	136.6	136.0	136.1	0	0
Due to customers (CHF billion)	123.1	120.7	116.2	2	6
Secured loan portfolio as a % of total loan portfolio, gross (%)	91.0	90.9	90.2
Personnel (full-time equivalents)	11,268	11,417	11,586	(1)	(3)

1 Operating expenses include a credit to personnel expenses of CHF 190 million related to changes to our Swiss pension plan in the first quarter of 2012.    2 Operating expenses include restructuring provision releases of CHF 4 million in the second quarter of 2012 and restructuring charges of CHF 7 million in the first quarter of 2012.    3 For the definitions of our key performance indicators (KPI), refer to the “Measurement of performance” section of our Annual Report 2011.    4 Refer to the “Risk management and control” section of this report for more information on impairment ratios.    5 Refer to the “Capital management” section of this report for more information about the equity attribution framework.    6 Data reported as of 30 June 2012 and 31 March 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 June 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    7 Based on Basel 2.5 risk-weighted assets for 2012. Based on Basel II risk-weighted assets for 2011.    8 In the first quarter of 2012, we refined our definition for client assets. Prior periods have been adjusted accordingly. Refer to “Recent developments and financial reporting structure changes” section of our first quarter of 2012 report for more information.

39

Retail & Corporate

Results: 2Q12 vs 1Q12

Operating income

Total operating income slightly decreased by CHF 9 million to CHF 927 million from CHF 936 million in the prior quarter, as higher income was more than offset by higher credit loss expenses. Credit loss expenses increased due to a small number of workout portfolio cases, and as the first quarter benefited from a release of collective loan loss allowances.

Net interest income increased by CHF 8 million to CHF 547 million, reflecting higher treasury-related income as well as higher average deposit and slightly higher average loan volumes. A slightly lower deposit margin was recorded as lower reference rates were partly offset by selective pricing adjustments, while loan margins remained stable. Interest income was constrained by historically low market interest rates, which continued to impact income from our replication portfolio.

Net fee and commission income was CHF 299 million, slightly down from CHF 303 million. Net trading income decreased by CHF 1 million to CHF 63 million.

Other income was CHF 30 million, up CHF 18 million, mainly reflecting higher revenues from our investment in the SIX Swiss Exchange and other investments in associates as well as expired entitlements to receive payments on UBS securities.

Credit loss expenses of CHF 12 million were recorded in the second quarter compared with credit loss recoveries of CHF 18 million in the prior quarter. In the first quarter, credit portfolio developments led to a CHF 8 million decrease in event-based collective loan loss allowances. There were no releases from event-based collective loan loss allowances in the second quarter, whereas higher credit loss expenses were recorded due to allowance increases related to a small number of workout portfolio cases.

Operating expenses

Operating expenses increased to CHF 527 million from CHF 361 million in the previous quarter, which included a credit to personnel expenses of CHF 190 million related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, operating expenses were down by CHF 13 million.

è	Refer to “Note 6 Personnel expenses” in the Financial information section of our first quarter 2012 report for more information on changes to our Swiss pension plan

    Personnel expenses increased to CHF 421 million from CHF 253 million. Adjusted for the abovementioned changes to our Swiss pension plan and restructuring charges, personnel expenses decreased by CHF 11 million, mainly as the second quarter included lower accruals for untaken annual leave compared with the first quarter. General and administrative expenses were CHF 223 million, up from CHF 214 million, mainly reflecting higher marketing expenses in relation to our 150th anniversary. Net charges for services to other business divisions increased to CHF

150 million from CHF 138 million in the previous quarter. Depreciation, at CHF 34 million, was up CHF 1 million from the prior quarter.

Cost/income ratio

The cost/income ratio was 56.1% compared with 39.3% in the prior quarter. Adjusted for the abovementioned changes to our Swiss pension plan and restructuring charges, the cost/income ratio decreased to 56.5% from 59.3% in the previous quarter, within the target range of 50% to 60%.

Net interest margin

The net interest margin was 161 basis points, an increase of 2 basis points from the first quarter, mainly reflecting higher net interest income due to increased treasury revenues. The net interest margin remained within the target range of 140 to 180 basis points.

Net new business volume growth

Annualized net new business volume growth was 3.3% compared with 4.2% in the previous quarter. Both our retail and corporate businesses recorded net inflows, mainly in client assets, but also from loans, in line with our strategy to grow our business in high-quality loans. Net new business volume growth was within the target range of 1% to 4%.

Personnel: 2Q12 vs 1Q12

Retail & Corporate employed 11,268 personnel on 30 June 2012 compared with 11,417 on 31 March 2012. This partly reflected staff reductions related to our cost reduction program.

Results: 6M12 vs 6M11

Pre-tax profit increased by CHF 151 million to CHF 975 million in the first half of 2012 from CHF 824 million in the first half of 2011, as personnel expenses in the first half of 2012 benefited from a CHF 190 million credit related to changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, pre-tax profit decreased by CHF 36 million.

    Total operating income decreased by CHF 76 million to CHF 1,863 million from CHF 1,939 million. Net interest income was down CHF 79 million to CHF 1,086 million, mainly due to a reduction in treasury-related income and increased charges related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury and corresponding costs. In the first half of 2011, treasury-related income included revenues of CHF 46 million related to our strategic investment portfolio, which was sold in the third quarter of 2011. Lower margins resulting from depressed market interest rates also significantly affected interest income in the first half of 2012 compared with the first half of 2011. This was only partially compensated by a strong volume growth of average client deposit vol-

40

UBS business divisions and Corporate Center

umes, as well as a slight increase of average loan volumes, in line with our strategy to grow our business in high-quality loans.

Net fee and commission income of CHF 602 million was almost unchanged from CHF 596 million in the first half of 2011. Net trading income was CHF 128 million, down from CHF 157 million, mainly reflecting lower treasury-related income as well as valuation losses related to credit default swaps to hedge certain loans. Other income was CHF 41 million, up from CHF 28 million, mainly reflecting higher revenues from our investments in the SIX Swiss Exchange and other investments in associates. Credit loss recoveries were CHF 6 million in the first half of 2012 compared with a credit loss expense of CHF 7 million in the first half of 2011. The recoveries in the first half of 2012 included the release of collective loan loss allowances.

Operating expenses decreased to CHF 888 million from CHF

1,114 million, mainly due to a credit to personnel expenses of CHF 190 million related to the abovementioned changes to our Swiss pension plan. Adjusted for these changes and restructuring charges, operating expenses were down CHF 39 million. Personnel expenses decreased by CHF 166 million to CHF 673 million, also reflecting the abovementioned changes to our Swiss pension plan. Adjusted for these changes as well as restructuring charges, personnel expenses increased by CHF 21 million. This reflected shifts of middle and back office functions to Retail & Corporate from Wealth Management as well as higher accruals for untaken annual leave. Non-personnel expenses decreased to CHF 215 million from CHF 275 million, mainly reflecting higher net charges for services to other business divisions due to the abovementioned shifts of middle and back office functions.

41

Corporate Center

Corporate Center

Corporate Center reporting – Total1, 2, 3, 4

	As of or for the quarter ended				% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Income	(163)	173	68			11	312
Credit loss (expense)/recovery[5]	(8)	6	15			(2)	12
Total operating income excluding own credit	(171)	180	83			9	324
Own credit[6]	239	(1,164)	(25)			(925)	(158)
Total operating income	68	(985)	58		17	(917)	167
Personnel expenses	65	88	43	(26)	51	153	46
General and administrative expenses	134	65	69	106	94	198	139
Services (to)/from other business divisions	7	11	0	(36)		18	31
Depreciation of property and equipment	0	1	16	(100)	(100)	1	35
Amortization of intangible assets	0	0	0			0	0
Total operating expenses[7]	206	165	128	25	61	371	250
Performance before tax	(138)	(1,150)	(70)	88	(97)	(1,288)	(84)
Performance before tax excluding own credit	(377)	15	(45)		(738)	(362)	74

Additional information[8]
Total assets (CHF billion)[9]	162.3	161.9	92.8	0	75
BIS risk-weighted assets (CHF billion)[10]	29.8	28.6	31.4	4	N/A
Personnel before allocations (full-time equivalents)	18,836	19,001	19,735	(1)	(5)
Allocations to business divisions (full-time equivalents)	(18,311)	(18,482)	(19,273)	1	5
Personnel after allocations (full-time equivalents)	526	519	462	1	14

1 On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center – Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of our financial report for the first quarter of 2012 for more information. Prior periods have been restated to reflect the effect of the transfer.    2 Income and expenses related to the SNB StabFund investment management team, members of which are employed by UBS, were transferred from the Investment Bank to the Corporate Center in the third quarter of 2011. The impact on performance before tax is not material in the current or any prior period. Prior periods have not been adjusted.    3 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.    4 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16c Other contingent liabilities” in the “Financial information” section of this report for more information on this provision.    5 Includes credit loss (expense)/recovery mainly due to reclassified and acquired securities.    6 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 30 June 2012 amounts to CHF 1.0 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information.    7 Operating expenses include restructuring provision releases of CHF 7 million in the second quarter of 2012 and restructuring charges of CHF 3 million in the first quarter of 2012.    8 Please note that some of the comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments subsequent to organizational changes).    9 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” of this report for more information.    10 Data reported as of 30 June 2012 and 31 March 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 June 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.

42

UBS business divisions and Corporate Center

Corporate Center – Core Functions

The pre-tax result in the second quarter was a loss of CHF 19 million compared with a loss of CHF 1,239 million in the previous quarter. The second quarter included an own credit gain of CHF 239 million compared with a loss of CHF 1,164 million in the prior quarter. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was negative CHF 64 million compared with positive CHF 79 million in the prior quarter.

Corporate Center reporting – Core Functions1, 2

	As of or for the quarter ended				% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Income	(137)	11	(16)		(756)	(126)	(45)
Credit loss (expense)/recovery	0	0	0			0	(1)
Total operating income excluding own credit	(137)	11	(16)		(756)	(126)	(46)
Own credit[3]	239	(1,164)	(25)			(925)	(158)
Total operating income as reported	102	(1,153)	(41)			(1,051)	(203)
Personnel expenses	51	70	28	(27)	82	121	15
General and administrative expenses	72	13	16	454	350	86	57
Services (to)/from other business divisions	(3)	2	0			(1)	2
Depreciation of property and equipment	0	1	15	(100)	(100)	0	33
Amortization of intangible assets	0	0	0			0	0
Total operating expenses	120	86	61	40	97	206	107
Performance before tax	(19)	(1,239)	(102)	98	81	(1,258)	(310)
Performance before tax excluding own credit	(258)	(75)	(76)	(244)	(239)	(332)	(153)
Additional information[4]
Total assets (CHF billion)[5]	115.8	116.3	33.9	0	242
BIS risk-weighted assets (CHF billion)[6]	5.5	7.8	9.3	(29)	N/A
Personnel before allocations (full-time equivalents)	18,784	18,949	19,735	(1)	(5)
Allocations to business divisions (full-time equivalents)	(18,548)	(18,713)	(19,529)	1	5
Personnel after allocations (full-time equivalents)	237	236	206	0	15
Corporate Center – Core Functions – expenses before service allocation to business divisions[4]
Personnel expenses	840	734	955	14	(12)	1,574	1,927
General and administrative expenses	925	782	795	18	16	1,707	1,641
Depreciation of property and equipment	167	147	154	14	8	314	338
Total operating expenses before service allocation to business divisions	1,934	1,663	1,904	16	2	3,596	3,906
Net allocations to business divisions	(1,813)	(1,576)	(1,844)	(15)	2	(3,390)	(3,799)
Total operating expenses[7]	120	86	61	40	97	206	107
1 On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center – Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of our financial report for the first quarter of 2012 for more information. Prior periods have been restated to reflect the effect of the transfer.    2 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.    3 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 30 June 2012 amounts to CHF 1.0 billion. This gain has reduced the fair value of financial designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information.    4 Please note that some of the comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments subsequent to organizational changes).    5 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” of this report for more information.    6 Data reported as of 30 June 2012 and 31 March 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 June 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.    7 Operating expenses include restructuring provision releases of CHF 7 million in the second quarter of 2012 and restructuring charges of CHF 3 million in the first quarter of 2012.

43

Corporate Center

Results: 2Q vs 1Q

Operating income

Operating income was positive CHF 102 million in the second quarter compared with negative CHF 1,153 million in the prior quarter. Operating income excluding own credit was negative CHF 137 million compared with positive CHF 11 million in the prior quarter. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was negative CHF 64 million, compared with positive CHF 79 million in the first quarter. This decrease was mainly due to losses related to hedge ineffectiveness as compared with gains in the prior quarter and included a refinement made to the way hedge effectiveness for the macro cash flow hedge accounting model is calculated, which resulted in a CHF 70 million loss in the second quarter. This was partially offset by a hedge ineffectiveness correction related to a prior period. In aggregate this resulted in a CHF 42 million loss for the quarter reported in Corporate Center – Core Functions. When compared with the first quarter of 2012, the average size of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury remained relatively stable. However, the costs associated with managing this portfolio increased slightly due to changes in market conditions and portfolio composition. Issuance and debt servicing costs were also reduced due to lower volumes.

Own credit

Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.

An own credit gain on financial liabilities designated at fair value of CHF 239 million was recorded in the second quarter compared with a loss of CHF 1,164 million in the prior quarter. The second quarter gain includes the effect of an improvement in the own credit calculation methodology and the correction of various own credit items relating to prior periods. Excluding these effects, the net own credit gain was primarily due to a widening of our credit spreads over the quarter.

è

Refer to the “Own credit” sidebar in the “Group Results” section and to “Note 12b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating expenses

On a gross basis before service allocations to the business divisions, operating expenses were CHF 1,934 million, up from CHF 1,663 million in the prior quarter, which benefited from a credit to personnel expenses of CHF 181 million related to changes to our Swiss pension plan. Excluding these changes, operating expenses increased by CHF 90 million mainly related to higher marketing costs in relation to our 150th anniversary, including expenses related to the education initiative we launched to mark the anniversary, as well as increased technology-related service costs, real estate provisions and impairments.

Personnel expenses increased by CHF 106 million to CHF 840 million, predominantly reflecting the abovementioned changes to our Swiss pension plan. Excluding these changes, personnel expenses decreased by CHF 75 million mainly due to lower variable compensation accruals in the second quarter.

General and administrative expenses increased by CHF 143 million to CHF 925 million, mainly due to higher marketing costs in relation to our 150th anniversary (including the education initiative we launched to mark this anniversary), increased technology-related service costs and real estate provisions in New York.

Depreciation expenses increased by CHF 20 million to CHF 167 million, and related mainly to a real estate impairment.

The business divisions were charged net CHF 1,813 million for shared services costs, an increase of CHF 237 million from the previous quarter, largely reflecting the abovementioned increase in expenses.

Total operating expenses remaining after allocations to the business divisions increased to CHF 120 million from CHF 86 million in the prior quarter. This was mainly due to the abovementioned higher marketing costs, including the education initiative, none of which were allocated to the business divisions.

Personnel: 2Q12 vs 1Q12

At the end of the second quarter of 2012, Corporate Center – Core Functions employed 18,784 personnel, of whom 18,548 were allocated to the business divisions and the Legacy Portfolio unit based on services consumed. The reduction of 165 personnel from the prior quarter mainly reflected staff reductions related to our cost reduction program. The 237 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions and other corporate items.

Results: 6M12 vs 6M11

The pre-tax result in the first half of 2012 was a loss of CHF 1,258 million, compared with a loss of CHF 310 million in the first half of 2011. Excluding own credit, the pre-tax result was a loss of CHF 332 million compared with a loss of CHF 153 million.

Operating income excluding own credit decreased by CHF 80 million, largely due to higher charges related to our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury and corresponding costs. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was CHF 15 million, up by CHF 16 million from the previous year.

44

Costs before allocations to the business divisions decreased by CHF 309 million to CHF 3,596 million from CHF 3,906 million, mainly due to the abovementioned changes to our Swiss pension plan, the capitalization of internally generated software, as well as lower variable compensation accruals. In addition, the first half of 2011 included charges for litigation provisions and higher de-

preciation on internally generated software capitalization. These decreases were partly offset in the first half of 2012 by higher marketing costs, real estate provisions and costs arising from regulatory and legislative initiatives related to large and complex financial institutions, including requirements for recovery and resolution planning.

45

Corporate Center

Legacy Portfolio

The pre-tax result was a loss of CHF 119 million compared with a gain of CHF 89 million in the first quarter. The two primary reasons for this were that the value of our option to acquire the SNB StabFund’s equity increased by CHF 45 million, CHF 82 million less than the increase in the prior quarter, and that we recorded a loss of CHF 81 million in the remainder of the Legacy Portfolio compared with a gain of CHF 37 million in the prior quarter.

Corporate Center reporting – Legacy Portfolio1, 2, 3, 4

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
SNB StabFund option	48	131	13	(63)	269	178	206
Legacy Portfolio excluding SNB StabFund option	(73)	31	71			(42)	151
Total income	(25)	162	84			137	357
Credit loss (expense)/recovery [5]	(8)	6	15			(2)	13
Total operating income	(34)	168	99			134	370
Personnel expenses	14	18	15	(22)	(7)	32	31
General and administrative expenses	61	51	52	20	17	113	82
Services (to)/from other business divisions	10	9	0	11		19	29
Depreciation of property and equipment	0	1	1	(100)	(100)	1	2
Amortization of intangible assets	0	0	0			0	0
Total operating expenses	85	79	67	8	27	164	143
Performance before tax	(119)	89	32			(30)	226

Additional information
Total assets (CHF billion)[6]	46.5	45.6	58.9	2	(21)
BIS risk-weighted assets (CHF billion)[7]	24.3	20.8	22.1	17	N/A
Personnel before allocations (full-time equivalents)	52	52	0	0
Allocations from business divisions (full-time equivalents)	237	231	256	3	(7)
Personnel after allocations (full-time equivalents)	289	283	256	2	13

1 On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center – Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of our financial report for the first quarter of 2012 for more information. Prior periods have been restated to reflect the effect of the transfer.    2 Income and expenses related to the SNB StabFund investment management team, members of which are employed by UBS, were transferred from the Investment Bank to the Corporate Center in the third quarter of 2011. The impact on performance before tax is not material in the current or any prior period. Prior periods have not been adjusted.    3 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation.    4 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16c Other contingent liabilities” in the “Financial information” section of this report for more information on this provision.    5 Includes credit loss (expense)/recovery mainly due to reclassified and acquired securities.    6 Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” of this report for more information.    7 Data reported as of 30 June 2012 and 31 March 2012 is disclosed in accordance with the Basel 2.5 framework. Data as of 30 June 2011 is disclosed in accordance with the Basel II framework. Refer to the “Capital management” section of this report for more information.

46

Results: 2Q12 vs 1Q12

Operating income

Operating income was negative CHF 34 million in the second quarter of 2012 compared with positive CHF 168 million in the first quarter of 2012. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 45 million in the second quarter, primarily due to higher market valuation of the fund’s assets, compared with a gain of CHF 127 million in the prior quarter.

Operating income from the Legacy Portfolio excluding the SNB StabFund option was negative CHF 81 million compared with positive CHF 37 million. The second quarter included a net loss related to the sale or liquidation of substantially all assets underlying the previously disclosed settlement with MBIA to further reduce risk-weighted assets on a pro-forma Basel III basis.

è	Refer to the “Capital management” section of this report for more information

Operating expenses

Total operating expenses increased to CHF 85 million from CHF 79 million in the prior quarter, mainly due to higher charges for litigation provisions and increased legal fees.

BIS risk-weighted assets

Risk-weighted assets measured on a Basel 2.5 basis increased by CHF 3 billion to CHF 24 billion at the end of the second quarter, largely resulting from rating downgrades on certain portfolio positions and unfavorable foreign currency effects. Our pro-forma Basel III risk-weighted assets for the Legacy Portfolio fell to CHF 53 billion over the quarter from CHF 80 billion, primarily due to a CHF 21 billion reduction following a revised treatment of the SNB StabFund option and a CHF 14 billion reduction primarily due to the sale or liquidation of substantially all assets underlying the previously disclosed settlement with MBIA, partially offset by a transfer from the Investment Bank of CHF 11 billion of risk-weighted assets for the Basel III credit valuation adjustment charge attributable to the Legacy Portfolio.

è	Refer to the “Capital management” section of this report for more information

Personnel: 2Q12 vs 1Q12

At the end of the second quarter of 2012, a total of 289 personnel were employed within the SNB StabFund investment management team and the management team for the remainder of the Legacy Portfolio, up from 283 in the prior quarter.

Results: 6M12 vs 6M11

The pre-tax result from continuing operations was a CHF 30 million loss in the first half of 2012 compared with a gain of CHF 226 million in the first half of 2011.

Operating income decreased to CHF 134 million from CHF 370 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 172 million in the first half of 2012 compared with a gain of CHF 205 million in the first half of 2011. The Legacy Portfolio excluding the SNB StabFund option recorded a loss of CHF 44 million in the first half of 2012 compared with a gain of CHF 164 million in the first half of 2011.

Total operating expenses increased to CHF 164 million from CHF 143 million, mainly due to higher charges for litigation provisions, partly offset by lower attributions for services received and by reduced legal fees.

47

Risk and treasury management Management report

Risk management and control

Risk management and control

Amid fragile market conditions and low levels of market activity, we continued to maintain a low market risk profile. Value-at-risk was CHF 32 million at the end of the quarter compared with CHF 45 million at the end of the prior quarter. Our credit risk profile was largely unchanged and there were no material credit loss charges in the period. Some exposures increased due to foreign exchange effects, mainly the appreciation of the US dollar against the Swiss franc. Exposure to peripheral European countries remained limited; nevertheless, we took steps to restructure certain sovereign positions to reduce risk. Further measures were taken to reduce assets in the Legacy Portfolio following the previously disclosed settlement with MBIA. The implementation of an enhanced operational risk framework remained a priority during the second quarter. We made progress in the extension of our internal control assessment process and in incorporating scenarios into the aggregate assessment of operational risk issues.

Our risk management and control framework is described in the “Risk, treasury and capital management” section of our Annual Report 2011, including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.

Credit risk

The tables in this section provide an update on our credit risk exposures on 30 June 2012, including details of our banking products, allowances and provisions for credit losses and the composition and credit quality of our key loan portfolios in Wealth Management, Wealth Management Americas and Retail & Corporate. These tables also include counterparty exposures from banking products and over-the-counter (OTC) derivative contracts booked within the Investment Bank and the Legacy Portfolio.

è	Refer to the “Group results” section of this report for more information on credit loss expense/recovery in the second quarter

Gross banking products and impairments

The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross banking products portfolio. These comprise the balance sheet line items Balances with central banks, Due from banks, and Loans as well as the off-balance sheet items Guarantees and Loan commit-

ments. The table also shows the IFRS reported allowances and provisions for credit losses and impaired exposure.

Our gross loan exposure increased by CHF 8.6 billion to CHF 275 billion in the second quarter. Our total gross impaired loan portfolio reduced to CHF 1.8 billion at the end of the second quarter from CHF 1.9 billion at the end of the first quarter. The ratio of the impaired loan portfolio to total gross loan portfolio further improved to 0.6% on 30 June 2012 from 0.7% on 31 March 2012. Excluding loans in the Legacy Portfolio, the ratio remained unchanged at 0.6%.

In Wealth Management, the gross loan portfolio was CHF 81.7 billion on 30 June 2012 compared with CHF 75.9 billion on 31 March 2012.

The total gross loan portfolio in the Investment Bank was CHF 12.6 billion on 30 June 2012, unchanged from 31 March 2012, while loan commitments increased by CHF 3.6 billion to CHF 54.6 billion. The Investment Bank’s gross impaired loan portfolio remained broadly unchanged at CHF 495 million on 30 June 2012.

In Retail & Corporate, the gross loan portfolio was CHF 137 billion on 30 June 2012, largely unchanged from the first quarter. The gross impaired loan exposure was CHF 889 million on 30 June 2012, down from CHF 954 million on 31 March 2012.

Our gross loan portfolio in the Legacy Portfolio was CHF 14.7 billion on 30 June 2012, down slightly from CHF 15.1 billion at the end of the first quarter. The corresponding gross impaired loan exposure was CHF 324 million on 30 June 2012, down from CHF 415 million on 31 March 2012.

50

Risk and treasury management

Allowances and provisions for credit losses1

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]		Estimated liquidation proceeds of collateral		Impairment ratio (%)
	30.6.12	31.3.12	30.6.12	31.3.12	30.6.12	31.3.12	30.6.12	31.3.12	30.6.12	31.3.12

Group
Balances with central banks	94,398	81,092							0.0	0.0
Due from banks	38,318	30,508	57	59	24	24			0.1	0.2
Loans	275,245	266,676	1,767	1,905	633	633	634	759	0.6	0.7
of which: related to Legacy Portfolio[4]	14,695	15,136	324	415	88	73	234	341	2.2	2.7
of which: related to other loans	260,550	251,540	1,443	1,489	545	560	400	417	0.6	0.6
Guarantees	18,826	18,807	69	83	71	81	2	2	0.4	0.4
Loan commitments	64,180	60,632	50	51	7	10		1	0.1	0.1
Banking products	490,967	457,715	1,942	2,097	735	748	637	762	0.4	0.5

Wealth Management
Balances with central banks	258	247							0.0	0.0
Due from banks	2,191	445							0.0	0.0
Loans	81,697	75,913	60	38	41	41	20	21	0.1	0.1
Guarantees	2,471	2,467							0.0	0.0
Loan commitments	1,279	1,297							0.0	0.0
Banking products	87,896	80,369	60	38	41	41	20	21	0.1	0.0

Wealth Management Americas
Balances with central banks	5,640	1,972							0.0	0.0
Due from banks	1,620	1,647							0.0	0.0
Loans	29,613	26,889			1				0.0	0.0
Guarantees	402	365							0.0	0.0
Loan commitments	1,221	1,297							0.0	0.0
Banking products	38,496	32,170	0	0	1	0	0	0	0.0	0.0

Investment Bank
Balances with central banks	30,434	19,823							0.0	0.0
Due from banks	29,161	23,227	11	11	5	5			0.0	0.0
Loans	12,592	12,616	495	497	48	53	158	157	3.9	3.9
Guarantees	6,917	6,808	48	46	46	42			0.7	0.7
Loan commitments	54,598	51,013	49	49		3			0.1	0.1
Banking products	133,701	113,487	603	603	98	102	158	157	0.5	0.5

Global Asset Management
Balances with central banks
Due from banks	329	321							0.0	0.0
Loans	76	141							0.0	0.0
Guarantees
Loan commitments
Banking products	405	463	0	0	0	0	0	0	0.0	0.0

Retail & Corporate
Balances with central banks	2,068	2,053							0.0	0.0
Due from banks	3,183	3,165	45	48	19	19			1.4	1.5
Loans	136,562	135,969	889	954	456	466	222	239	0.7	0.7
Guarantees	8,905	9,042	22	22	20	26	2	2	0.2	0.2
Loan commitments	6,931	6,874	1	2	7	8		1	0.0	0.0
Banking products	157,650	157,103	957	1,027	502	518	224	242	0.6	0.7

Corporate Center
Balances with central banks	55,998	56,997							0.0	0.0
Due from banks	1,833	1,701							0.0	0.0
Loans	14,706	15,149	324	415	88	73	234	341	2.2	2.7
of which: related to Legacy Portfolio[4]	14,695	15,136	324	415	88	73	234	341	2.2	2.7
Guarantees	131	125		14	5	13			0.0	11.2
Loan commitments	152	150							0.0	0.0
Banking products	72,819	74,123	324	429	94	87	234	341	0.4	0.6

1  Excludes allowances for securities borrowed.    2  Excludes reclassified securities that are not considered impaired.    3  Excludes CHF 122 million (31.3.12: CHF 122 million) in collective loan loss allowances.    4   Includes reclassified securities, see “Note 13 Reclassification of financial assets” in the “Financial information section” of this report.

51

Risk management and control

Composition of Wealth Management and Retail & Corporate loan portfolios

Our largest loan portfolio is our mortgage portfolio, which principally comprises mortgage loans within Switzerland.

Our Wealth Management gross loan portfolio is mainly secured by securities, cash (including certain fiduciary investments) and residential property as outlined in the table “Wealth Management and Retail & Corporate: composition of loan portfolio, gross”.

The composition of the Retail & Corporate loan portfolio was largely unchanged over the quarter. On 30 June 2012, 91% of the portfolio was secured by collateral. Based on our internal ratings, 59% of the unsecured loan portfolio was rated investment grade. Furthermore, 62% of the unsecured portfolio related to cash flow-based lending to corporate counterparties, and 21% to lending to public authorities.

Investment Bank – banking products and over-the-counter derivatives exposure

The table “Investment Bank: banking products and OTC derivatives exposure” shows the Investment Bank’s banking products (loans, guarantees and loan commitments) and OTC derivatives portfolios, gross and net of allowances, provisions, credit valuation adjustments (CVA) and credit hedges. Further breakdowns are provided within the table “Investment Bank: distribution of net banking products exposures, across internal UBS ratings and loss given default buckets”.

Wealth Management and Retail & Corporate: composition of loan portfolio, gross

	Wealth Management				Retail & Corporate
	30.6.12		31.3.12		30.6.12		31.3.12
	CHF million	%	CHF million	%	CHF million	%	CHF million	%
Secured by residential property	30,128	36.9	29,179	38.4	96,948	71.0	96,543	71.0
Secured by commercial / industrial property	1,934	2.4	1,836	2.4	19,908	14.6	19,496	14.3
Secured by cash	12,544	15.4	10,281	13.5	238	0.2	653	0.5
Secured by securities	30,767	37.7	29,674	39.1	1,550	1.1	1,560	1.1
Secured by guarantees & other collateral	6,243	7.6	4,899	6.5	5,643	4.1	5,306	3.9
Unsecured loans	80	0.1	44	0.1	12,276	9.0	12,411	9.1
Total loans, gross	81,697	100.0	75,913	100.0	136,562	100.0	135,969	100.0
Total loans, net of allowances and credit hedges	81,653		75,869		135,989		135,234

Investment Bank: banking products and OTC derivatives exposure1

	Banking products		OTC derivatives
CHF million	30.6.12	31.3.12	30.6.12	31.3.12
Total exposure, before deduction of allowances and provisions, CVA and hedges	79,814	74,351	34,886	32,945
Less: allowances, provisions, and CVA	(58)	(59)	(877)	(761)
Less: credit protection bought (credit default swaps, notional)	(20,296)	(20,473)	(2,690)	(4,255)
Net exposure after allowances and provisions, CVA and hedges	59,461	53,818	31,319	27,929

1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Investment Bank: distribution of net banking products exposure, across internal UBS rating and loss given default (LGD) buckets

CHF million, except where indicated			30.6.12						31.3.12
				LGD buckets				Weighted		Weighted
	Moody’s Investors	Standard &						average		average
Internal UBS rating	Service mapping	Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)
Investment grade	Aaa to Baa3	AAA to BBB–	38,624	9,133	19,157	5,454	4,881	43	34,466	46
Sub-investment grade			20,837	9,754	7,991	1,170	1,922	30	19,353	31
of which: 6–9	Ba1 to B1	BB+ to B+	12,396	6,231	4,384	927	855	29	10,730	33
of which: 10–12	B2 to Caa	B to CCC	8,043	3,225	3,534	227	1,057	33	8,208	30
of which:13 & defaulted	Ca & lower	CC & lower	397	298	73	16	10	17	415	21
Net banking products exposure, after application of credit hedges[1]			59,461	18,887	27,147	6,624	6,803	39	53,818	40

1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.

52

Risk and treasury management

At the end of the second quarter, 65% of our net banking products exposures after the application of credit hedges were classified as investment grade based on our internal ratings. The majority of the sub-investment grade exposures had an estimated loss given default of 0% to 50% taking into account both the characteristics of the counterparty and any credit mitigation, such as collateral held.

Legacy Portfolio

On 30 June 2012, the loans of CHF 14.7 billion within our Legacy Portfolio predominantly comprised the following: assets that were reclassified in the fourth quarter of 2008 from Held for trading to Loans and receivables; acquired student loan auction rate securities; and our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management Inc.

The outstanding balance receivable from RMBS Opportunities Master Fund, LP, taking into account the amounts held in escrow, was USD 4.1 billion on 30 June 2012 compared with USD 4.5 billion on 31 March 2012. The net replacement value of our over-the-counter contracts within the Legacy Portfolio was CHF 3.9 billion on 30 June 2012 compared with CHF 3.3 billion on 31 March 2012.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on our loan to the RMBS Opportunities Master Fund, LP

Exposure to student loan auction rate securities

Our exposure to student loan auction rate securities (ARS) on 30 June 2012 was USD 5.6 billion, compared with USD 5.7 billion at the end of the previous quarter.

At the end of the second quarter, 78% of the collateral underlying the remaining student loan ARS inventory was backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables and are subject to a quarterly impairment test that includes a review of performance reports for each issuing trust.

Exposure to monoline insurers

The vast majority of our exposure to monoline insurers arises from credit default swap (CDS) protection purchased to hedge specific positions. The table “Exposure to monoline insurers, by rating” shows the CDS protection purchased from monoline insurers, calculated as the sum of the fair values of individual CDS after credit valuation adjustments (CVA). For 30 June 2012 and 31 March 2012 comparatives, the figures presented in the table include all direct derivative exposure to monolines. Previously only exposures related to negative basis trades were included in the table and the values of remaining direct derivative exposures to monolines were provided separately in the text.

Student loan ARS inventory

	Carrying value
USD million	30.6.12		31.3.12
US student loan ARS	5,575	[1]	5,670
of which: rated BB– and above	5,192		5,143
of which: rated below BB–	382		527

1 Includes USD 2.9 billion (CHF 2.7 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 13 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Exposure to monoline insurers, by rating1

	30.6.12
	Notional amount[2]	Fair value of CDS	Credit valuation adjustment	Fair value of CDS after credit valua- tion adjustment
USD million	Column 1	Column 2	Column 3	Column 4 (=2–3)
Credit protection bought from monoline insurers, by rating[3]
from monolines rated investment grade (BBB and above)	1,169	393	106	286
from monolines rated sub-investment grade (BB and below)	4,985	1,056	380	677
Total 30.6.12	6,154	1,449	486	963
Total 31.3.12	7,621	2,552	1,403	1,149

1 Excludes the benefit of credit protection purchased from unrelated third parties.    2 Represents gross notional amount of credit default swaps (CDS) purchased as credit protection.    3 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.

53

Risk management and control

The total fair value of CDS protection purchased from monoline insurers was USD 1.0 billion after cumulative CVA of USD 0.5 billion.

è	Refer to “Non-trading portfolios – valuation and sensitivity information by instrument category” for more information

Exposures to selected European countries

The eurozone fiscal and banking crisis and its effects on the global economy persisted during the second quarter, and rating agencies further downgraded a number of sovereigns and European banks. We continued to closely monitor and manage our exposure to peripheral European countries. Our direct exposure to Greece, Italy, Ireland, Portugal and Spain remains limited; nevertheless, we took steps to restructure certain sovereign positions to reduce risk.

The table “Exposures to selected European countries” includes all eurozone countries rated lower than AAA / Aaa by at least one of the major rating agencies on 30 June 2012. Exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped into “other”.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for more information on country risk

Basis of preparation

The presentation of exposures follows our internal risk view, which allocates exposure to countries based on the risk domicile of the counterparty or issuer and without recognizing any expected recovery values.

We have classified our exposures into the following product categories:

–

Banking products are loans (at amortized cost), unfunded loan commitments (notional basis) and financial guarantees (notional basis) and include an immaterial amount of available-for-sale debt and equity positions (at fair value).

–

Traded products include the counterparty risk arising from OTC derivatives and securities financing transactions, presented at net positive replacement value (RV) after taking into account master netting agreements.

–

Trading inventory includes securities such as bonds and equities, as well as the risk relating to the underlying reference assets for derivative positions, including those linked to credit protection we buy or sell.

In general, exposures are shown against the country of domicile of the contractual counterparty or the issuer of the security.

For some counterparties whose economic substance in terms of assets or source of revenues is primarily located in a different country, the exposure is allocated to the risk domicile of that different country. This is the case, for example, with legal entities incorporated in financial offshore centers, which have their main assets and revenue streams outside the country of domicile. The same principle applies to exposures for which we hold third-party guarantees or collateral, where we report the exposure against the country of domicile of either the guarantor or the issuer of the underlying security, or against the country where pledged physical assets are located.

We apply a specific approach to banking products exposures to branches of financial institutions which are located in a country other than that of the domicile of the legal entity. In such cases, exposures are recorded in full against the country of domicile of the firm, and additionally in full against the country in which the branch is located.

In the case of derivatives, we show the counterparty risk associated with the positive replacement value against the country of domicile of the counterparty (presented within “Traded products”). In addition, the risk associated with the instantaneous fall in value of the underlying reference asset to zero (assuming no recovery) is shown against the country of domicile of the issuer of the reference asset (presented within “Trading inventory”). This approach ensures that we capture both the counterparty and issuer elements of risk arising from derivatives and applies comprehensively for all credit derivatives, including single name CDS. As a basic example: if a CDS protection for a notional value of 100 bought from a counterparty domiciled in country X referencing debt of an issuer domiciled in country Y has a positive replacement value of 20, we record (i) the fair value of the CDS (20) against country X (within traded products) and (ii) the hedge benefit (notional minus fair value) of the CDS (100–20 = 80) against country Y (within trading inventory). In the example of protection bought, the 80 hedge benefit would offset against any exposure arising from securities held and issued by the same entity as the reference asset, floored at zero per issuer. In the case of protection sold, this would be reflected as a risk exposure of 80 in addition to any exposure arising from securities held and issued by the same entity as the reference asset.

The risk-reducing effect of collateral, either in the form of cash or portfolios of diversified marketable securities, is taken into account when determining the “Exposure before hedges”.

Within banking products and trading products, the risk-reducing effect of any credit protection is taken into account on a notional basis when determining the “Net of hedges” exposures.

As we manage the trading inventory on a net basis, we net the value of long positions against short positions with the same underlying issuer. Net exposures are, however, floored at zero per issuer in the figures presented. We therefore do not recognize the potentially offsetting benefit of certain hedges and short positions across issuers.

54

Risk and treasury management

Exposures to selected European countries

CHF million	Total		Banking products (loans, unfunded commitments, guarantees)				Traded products (counterparty risk from derivatives and securities financing) After master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
30.6.12		Net of hedges[1]	Exposure before hedges		Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	9,379	7,994	2,898		1,772	828	2,437	2,178	4,044
Sovereign, agencies and central bank	3,325	3,206	95		95		320	201	2,910
Local governments	3	3	0		0		1	1	2
Banks	1,294	1,294	632		632		622	622	40
Other	4,757	3,490	2,171		1,045		1,493	1,353	1,093
Italy	5,730	3,946	1,738		1,204	654	1,955	705	2,037
Sovereign, agencies and central bank	2,006	755	27		27		1,476	225	503
Local governments	156	156	0		0		100	100	56
Banks	791	791	596		596		144	144	52
Other	2,778	2,244	1,115		581		236	236	1,427
Spain	4,693	3,895	3,823		3,151	193	543	417	327
Sovereign, agencies and central bank	77	77	16		16		0	0	61
Local governments	39	39	0		0		16	16	23
Banks	3,344	3,344	2,971	[3]	2,971		330	330	44
Other	1,233	434	836		164		198	72	199
Austria	1,844	1,675	131		131	68	1,170	1,001	543
Sovereign, agencies and central bank	1,280	1,111	31		31		962	793	287
Local governments	22	22	0		0		0	0	22
Banks	417	417	33		33		194	194	190
Other	126	126	67		67		15	15	44
Ireland[2]	1,319	1,319	525		525	7	627	627	167
Sovereign, agencies and central bank	0	0	0		0		0	0	0
Local governments	0	0	0		0		0	0	0
Banks	533	533	444		444		23	23	66
Other	786	786	81		81		604	604	102
Belgium	696	689	280		280	33	372	365	44
Sovereign, agencies and central bank	334	328	4		4		331	324	0
Local governments	0	0	0		0		0	0	0
Banks	247	247	226		226		19	19	2
Other	115	115	50		50		23	23	42
Portugal	198	101	113		17	15	10	10	75
Sovereign, agencies and central bank	27	27	0		0		0	0	27
Local governments	3	3	0		0		0	0	3
Banks	29	29	15		15		6	6	8
Other	138	42	98		2		4	4	36
Greece	128	90	52		15	14	49	49	27
Sovereign, agencies and central bank	23	23	0		0		3	3	20
Local governments	0	0	0		0		0	0	0
Banks	61	61	14		14		46	46	0
Other	44	7	38		0		0	0	6
Other	192	192	111		111	10	40	40	41

1 Not deducted from the “Net” exposures are total allowances and provisions of CHF 25 million (of which: Austria CHF 14 million and France CHF 8 million).    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 The majority of the banking products exposure shown to Spanish banks relates to secured facilities that are collateralized by non-European sovereign debt securities.

55

Risk management and control

Market risk

Most of our market risk originates from the Investment Bank’s trading activities. In addition, the Group Treasury function assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Market risk also arises within our Legacy Portfolio, and our wealth and asset management operations also take limited market risk in support of client business.

Trading portfolios

For the purposes of our disclosure, the one-day, 95% level of confidence risk management value-at-risk (VaR), which includes all positions subject to internal management VaR limits, is used to quantify market risk exposures in our trading portfolio.

Value-at-risk

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.

We recognize that no single measure may encompass the entirety of risks associated with a position or portfolio; consequently we employ a suite of comprehensive metrics with both overlapping and complementary characteristics in order to create a holistic framework which ensures material completeness of risk identification and measurement, and ensures that our aggregate risk exposures lie within our articulated risk appetite. As a statistical aggregate risk measure, and as the basis of regulatory capital underpinning for market risk, VaR is supplemented by a comprehensive framework of non-statistical measures and corresponding limits, to ensure that those risks in our portfolio which are not captured adequately by VaR are nevertheless individually identified and controlled appropriately. VaR is also complemented by an extensive series of stress tests and scenario analyses which undergo continuous evaluation, to ensure that, were an extreme, but nevertheless plausible, event to occur, the resulting losses would not exceed our appetite for losses.

Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the five-year historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a 95% level of confidence and may not indicate potential losses beyond this level, and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly and used in conjunction with other risk measures.

The tables show our minimum, maximum, average and period-end management VaR for the second quarter. Our maximum VaR increased from CHF 48 million to CHF 167 million in the second quarter due to the incident related to the Facebook initial public offering. Excluding the effect of this incident, our maximum Group VaR was CHF 51 million. The main contributors to Group VaR continue to be credit spread risk and to a lesser extent interest rate risk.

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Risk and treasury management

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 30.6.12				For the quarter ended 31.3.12
CHF million, except where indicated	Min.	Max.	Average	30.6.12	Min.	Max.	Average	31.3.12
Business divisions
Wealth Management	0	0	0	0	0	0	0	0
Wealth Management Americas	1	2	2	2	1	2	2	2
Investment Bank	25	164	38	30	27	43	33	41
Global Asset Management	0	0	0	0	0	0	0	0
Retail & Corporate	0	0	0	0	0	0	0	0
Corporate Center	9	15	12	11	3	16	9	9
Diversification effect	[1]	[1]	(11)	(11)	[1]	[1]	(7)	(8)
Total management VaR, Group	27	167	42	32	29	48	37	45
Diversification effect (%)			(21)	(25)			(17)	(15)

1 As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 30.6.12				For the quarter ended 31.3.12
CHF million, except where indicated	Min.	Max.	Average	30.6.12	Min.	Max.	Average	31.3.12
Risk type
Equities	9	160	17	12	9	19	11	15
Interest rates	17	33	23	17	17	28	22	25
Credit spreads	29	42	34	31	27	39	33	34
Foreign exchange	3	10	6	7	3	13	5	7
Energy, metals and commodities	1	5	3	2	2	6	3	3
Diversification effect	[1]	[1]	(41)	(37)	[1]	[1]	(38)	(38)
Total management VaR, Group	27	167	42	32	29	48	37	45
Diversification effect (%)			(50)	(54)			(51)	(46)

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

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Risk management and control

Backtesting

Backtesting compares 1-day 99% level of confidence regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR. We did not have any Group backtesting exceptions in the second quarter of 2012.

Non-trading portfolios

For the purpose of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis.

This section includes a description of the valuation of certain significant product categories and related valuation techniques and models. In addition, sensitivity information is provided for certain significant instrument categories that are excluded from management VaR and the interest rate risk in the banking book as disclosed in the “Risk, treasury and capital management” of our annual reports and semi-annual Pillar 3 reports. Numbers are stated in US dollar, with the Swiss franc equivalent shown in brackets for comparative purposes.

Non-trading portfolios – valuation and sensitivity information by instrument category

Credit valuation adjustments on monoline credit protection

Included in our Legacy Portfolio are negative basis trades, whereby we purchased credit default swap (CDS) protection from monoline insurers against UBS-held underlyings, including residential mortgage-backed securities (RMBS) collateralized debt obligations (CDO) and commercial mortgage-backed securities (CMBS) CDO, transactions with collateralized loan obligations (CLO) and asset backed securities (ABS) CDO. Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.

CVA amounts related to monoline credit protection are based on a methodology that uses CDS spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. On 30 June 2012, such an increase would have resulted in an increase in the monoline CVA of USD 25 million (CHF 24 million; 31 March 2012: USD 26 million or CHF 23 million).

The sensitivity of the monoline CVA to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 30% to 29% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 4 million on 30 June 2012 (CHF 3 million; 31 March 2012: USD 2 million or CHF 2 million) in the CVA. The sensitivity to credit spreads and recovery rates is substantially linear.

US reference-linked notes

The US reference-linked notes (RLN) consist of a series of transactions whereby we purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD ABS. These are primarily CMBS and RMBS and / or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLN is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and / or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.

On 30 June 2012, the fair value of the US RLN credit protection was approximately USD 194 million (CHF 184 million; 31 March 2012: USD 256 million or CHF 231 million). Buybacks of out-

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Risk and treasury management

standing notes were the main reasons for the reduction. This fair value includes fair value adjustments calculated by applying the shocks of approximately USD 14 million (CHF 14 million; 31 March 2012: USD 19 million or CHF 17 million) described above. The fair value adjustments may also be considered a measurement of sensitivity.

Non-US reference-linked notes

The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.

On 30 June 2012, the fair value of the non-US RLN credit protection was approximately USD 404 million (CHF 384 million; 31 March 2012: USD 440 million or CHF 397 million). The reduction of the fair value exposure was mainly due to buybacks of outstanding notes. This fair value included fair value adjustments calculated by applying the shocks described above of approximately USD 30 million (CHF 29 million; 31 March 2012: USD 36 million or CHF 32 million). This adjustment may also be considered a measurement of sensitivity.

Option to acquire the equity of the SNB StabFund

Our option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit or loss. On 30 June 2012, the fair value (after adjustments) of the call option held by UBS was approximately USD 1,923 million (CHF 1,825 million; 31 March 2012: USD 1,876 million or CHF 1,693 million). The increase in the value of the option is largely due to higher market valuation of the fund’s assets.

The model incorporates cash flow projections for all assets within the fund across various scenarios. It is calibrated to market levels by setting the spread above the one-month LIBOR rates used to discount future cash flows, such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 30 June 2012, this adjustment was USD 117 million (CHF 111 million) compared with USD 143 million (CHF 129 million) on 31 March 2012.

On 30 June 2012, a 100-basis-point increase in the discount rate would have decreased the option value by approximately USD 156 million (CHF 148 million; 31 March 2012: USD 150 million or CHF 135 million), and a 100-basis-point decrease would have increased the option value by approximately USD 175 million (CHF 166 million; 31 March 2012: USD 166 million or CHF 150 million).

Operational risk

The implementation of the enhanced operational risk framework initiated in 2011 remained a key focus during the second quarter of 2012. Material progress continued to be made in all of the framework’s four main pillars, which are as follows:

1.	Introduction of a clear and logical taxonomy to provide a consistent framework for assessment and analysis of operational risk
2.	Assessment of the design and operating effectiveness of controls through the internal control assessment process
3.	Assessment of residual risk though the operational risk assessment process
4.	Remediation to address identified deficiencies which are outside accepted levels of residual risk

A strengthened internal control assessment process was established in the second quarter and requires functions to provide positive evidence of the effective operation of their key procedural controls on a quarterly basis. The process to aggregate and interpret the collective impact of deficiencies identified during the internal control assessment process was enhanced in the second quarter through the inclusion of scenario-based assessments. Issues with the largest potential impact on UBS or a high degree of regulatory focus, and the associated remediation programs, continue to be sponsored at the most senior level of the firm. Legacy operational risk tools are being replaced by an enhanced system, the initial release of which was completed in May 2012. A series of additional releases are planned throughout 2012 and into 2013 to support the operational risk framework.

Operational risk control provides an independent and objective view on whether material operational risks are being adequately managed. A number of specialist risk teams were established within operational risk control in the second quarter, focusing exclusively on specific risk taxonomies. For example a Group Information Security Officer was appointed to focus on the inherent information security risk within the business and ensure a coordinated approach to control framework definition and implementation in this key risk area.

Implementation of the revised operational risk framework will progress throughout the remainder of 2012 into 2013, including further work to define and determine operational risk appetite for each operational risk taxonomy category.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2011 for information on our operational risk framework
è	Refer to the “Capital management” section of this report for quantification of operational risk risk-weighted assets

59

Balance sheet

Balance sheet

In the second quarter, our Investment Bank’s funded assets declined by CHF 8 billion, or CHF 24 billion currency-adjusted, to CHF 497 billion mainly due to lower collateral trading activities and trading portfolio assets. The other business divisions’ and Corporate Center’s funded assets increased by CHF 14 billion on a net basis, or CHF 3 billion currency-adjusted, mainly on higher lending activities. In addition, positive replacement values grew by CHF 40 billion, mostly in the Investment Bank, increasing the Group’s balance sheet to CHF 1,412 billion.

Assets

Product category view

Replacement values increased by similar amounts on both sides of the balance sheet, with positive replacement values up 10%, or CHF 40 billion, and negative replacement values up 10%, or CHF 42 billion. These increases occurred mainly in derivative interest rate contracts on flattening of yield curves and due to currency movements. Lending assets rose by CHF 30 billion, which resulted mainly from an increase in liquid assets held as cash and balances with central banks and currency effects. In addition, customer loans rose by CHF 9 billion due to currency effects and higher loans to wealth management clients. Other assets increased by CHF 6 billion, mainly related to currency effects and increases in cash collateral receivables on derivatives, partly offset by lower prime brokerage balances. Collateral trading assets declined by CHF 21 billion due to reduced business activities in the Investment Bank, as did our trading portfolio assets, which declined by CHF 9 billion to CHF 179 billion primarily in equity instruments, related to a decline in equity valuations, and lower holdings of short-term government debt.

Divisional view

Most of the increase in total assets originated in the Investment Bank, as the abovementioned change in positive replacement values contributed significantly to its balance sheet increase of CHF 30 billion to CHF 929 billion, while its funded assets were reduced by CHF 8 billion, or CHF 24 billion when adjusted for currency effects. Wealth Management and Wealth Management Americas increased their lending activities, which together with currency effects resulted in balance sheet asset growth of CHF 8 billion to CHF 102 billion and CHF 7 billion to CHF 57 billion, respectively. The balance sheet sizes of the Corporate Center (CHF 162 billion, of which CHF 46 billion relate to the Legacy Portfolio), Retail & Corporate (CHF 147 billion) and Global Asset Management (CHF 14 billion), remained relatively stable.

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Risk and treasury management

Liabilities

Unsecured borrowing rose by CHF 15 billion to CHF 612 billion in the second quarter. Our customer deposits increased by CHF 19 billion to CHF 362 billion, or CHF 12 billion on a currency-adjusted basis, as our Wealth Management, Retail & Corporate and Wealth Management Americas business divisions continued to attract client money in current accounts as well as personal and savings accounts. Interbank deposits increased by CHF 8 billion, mainly in fixed deposits in the Investment Bank and current accounts from Retail & Corporate clients. Financial liabilities designated at fair value rose by CHF 4 billion to CHF 93 billion, mainly on increased issuances of credit-linked notes. Debt issued declined by CHF 16 billion to CHF 118 billion, largely due to a reduction in short-term commercial paper issuances (CHF 16 billion) and the maturity of two straight senior bonds (CHF 2.3 billion). In the second quarter, we executed one senior debt transaction in the public bond market amounting to the equivalent of EUR 750 million of long-term funding. An increase in other liabilities of CHF 10 billion was primarily related to higher cash collateral payables on derivative instruments and prime brokerage deposit balances. These increases were partially offset by lower secured funding, which declined by CHF 20 billion to CHF 106 billion due to lower business activities in the Investment Bank. In addition, our trading liability positions decreased by CHF 3 billion to CHF 50 billion, reflecting lower debt instrument short positions.

è	Refer to the “Liquidity and funding” section of this report for more information

Equity

Equity attributable to UBS shareholders increased by CHF 1.5 billion to CHF 54.7 billion, primarily due to total comprehensive income of CHF 2.1 billion, which was comprised of the net profit attributable to UBS shareholders of CHF 0.4 billion and other comprehensive income (OCI) of CHF 1.7 billion, net of tax. Second-quarter OCI included foreign currency translation gains of CHF 1.0 billion and cash flow hedge gains of CHF 0.7 billion. The equity increase stemming from total comprehensive income was partly offset by a decline in share premium of CHF 0.4 billion, mainly due to the dividend distribution, and an equity reduction of CHF 0.3 billion related to the net purchase of treasury shares.

è

Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 2Q12 vs 1Q12” in the “Group results” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

è	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

61

Liquidity and funding

Liquidity and funding

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources and we experienced strong deposit inflows from wealth management and retail and corporate clients, even after adjusting for currency effects. Public issuance by major financial institutions, including UBS, was muted during the second quarter as credit markets remained cautious.

Market overview: the second quarter of 2012

Market confidence remained low throughout the second quarter on concerns over economic and political developments in the eurozone, Moody’s rating actions on banks, a weak US economic recovery and perceptions of slower growth in China.

Overall market uncertainty greatly reduced issuance activities following the high levels seen during the first quarter of 2012. Credit default swaps (CDS) for UBS and peers were volatile throughout the second quarter, ending at higher levels than at the end of the prior quarter, albeit below the peak seen in May.

On 21 June 2012, Moody’s announced its decision to lower the ratings of 15 global institutions with large capital markets activities, as anticipated by the market. UBS AG’s deposit and senior debt ratings were downgraded by two notches from ‘Aa3’ to ‘A2’ and the firm’s Prime-1 short-term rating was confirmed. As a result of this review, the outlook on our Moody’s ratings is stable. There was no notable effect on our overall liquidity and funding position after the downgrade announcement.

Liquidity

We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions used for our analysis include high investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects, and in some cases exceeds, our experience during the 2007 to 2009 financial crisis.

We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets, and seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times. At the end of the quarter, our available liquidity, which includes a high-quality, multi-currency portfolio of unencumbered assets, excess cash at major central banks and unutilized collateralized borrowing capacity, was 25% of our funded balance sheet assets, up 2% from the prior quarter-end.

Funding

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management and retail & corporate businesses represent a significant, cost-efficient and reliable source of funding. In addition, we have numerous short-, medium- and long-term funding programs that issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss Pfandbriefe and our own covered bond program. A short-term secured funding program sources funding globally, generally for the highest quality assets. Collectively, these broad product offerings, and the global scope of our business activities, underpin our funding stability.

The composition of our funding sources shifted from secured to unsecured funding during the quarter, as our overall customer deposits increased by CHF 19 billion to CHF 362 billion, or 43.8% of our total funding sources, an increase from the prior quarter’s

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Risk and treasury management

1 Including compound debt instruments – OTC

41.8%. Adjusted for the impact of foreign exchange currency movements, the increase was CHF 12 billion. Deposits from our wealth management and retail & corporate businesses contributed 95%, or CHF 345 billion, of the total customer deposits (shown in the “UBS asset funding” graph). Our short-term interbank deposits and outstanding money market paper issuances, as a percentage of total funding sources, decreased from 11.1% to 10.1%.

Our outstanding long-term debt, including financial liabilities at fair value, increased by CHF 5 billion during the quarter to CHF 168 billion. Long-term debt represented 20.3% of our funding sources as shown in the “UBS: funding by product and currency” table, slightly up from 19.9% at prior quarter-end. During the quarter, we issued a EUR 750 million 2-year senior floating rate note. Additionally, we raised term funds through medium-term note issuances and private placements, while CHF 2.3 billion of unsecured public bonds matured and we redeemed CHF 0.4 billion of Swiss Pfandbriefe.

The secured financing (repurchase agreements and securities lent against cash collateral received) percentage of our funding sources decreased to 12.8% from 15.4%, as shown in the “UBS: funding by product and currency” table. At the end of the second quarter, we borrowed CHF 105 billion less cash on a collateralized basis than we lent, in line with the previous quarter-end balance of CHF 106 billion. The decrease in secured funding and lending activities mainly related to reduced levels in the Investment Bank.

As of 30 June 2012, our coverage ratio of customer deposits to our outstanding loan balance stood at 132% compared with 129% as of 31 March 2012.

63

Liquidity and funding

UBS: funding by product and currency

		All currencies		CHF		EUR		USD		Others
in %[1]	30.6.12	31.3.12	30.6.12	31.3.12	30.6.12	31.3.12	30.6.12	31.3.12	30.6.12	31.3.12
Securities lending	1.2	1.0	0.0	0.0	0.3	0.2	0.7	0.6	0.2	0.1
Repurchase agreements	11.6	14.4	0.0	0.0	2.1	2.0	8.4	11.5	1.1	1.0
Interbank	4.8	3.9	1.1	0.7	0.7	0.5	1.2	0.9	1.7	1.7
Money market paper	5.3	7.2	0.4	0.3	1.6	1.5	2.5	4.5	0.8	0.9
Retail savings/deposits	15.1	14.1	10.3	10.0	0.7	0.7	4.1	3.4	0.0	0.0
Demand deposits	17.6	16.9	6.6	6.2	3.1	3.0	5.2	5.1	2.7	2.6
Fiduciary	3.3	3.4	0.1	0.1	0.8	0.9	2.0	1.9	0.5	0.4
Time deposits	7.8	7.4	0.2	0.3	0.9	1.1	3.7	3.5	2.9	2.6
Long-term debt	20.3	19.9	2.5	2.5	7.2	7.4	7.8	7.3	2.8	2.7
Cash collateral payables on derivative instruments	8.4	7.6	0.3	0.2	4.0	3.4	3.3	3.1	0.7	0.9
Prime brokerage payables	4.7	4.3	0.1	0.1	0.6	0.5	3.2	2.9	0.9	0.8
Total	100.0	100.0	21.4	20.2	22.1	21.4	42.2	44.7	14.3	13.7
1 As a percent of total funding sources defined as the CHF 826 billion and the CHF 821 billion respectively on the balance sheet as of 30 June 2012 and 31 March 2012, comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage payables.

Liquidity regulation

As of 30 June 2012, UBS was compliant with the Swiss Financial Market Supervisory Authority (FINMA) liquidity requirements. Currently, banks employ a wide range of interpretations to calculate the liquidity coverage ratio and net stable funding ratio. We estimate we are currently above 100% of the FINMA and Basel III liquidity coverage ratio and net stable funding ratio requirements, as currently defined.

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Risk and treasury management

Capital management

Our Basel 2.5 tier 1 capital ratio continued to improve and stood at 19.2% on 30 June 2012, an improvement of 50 basis points from 31 March 2012. Basel 2.5 tier 1 capital increased by CHF 1.6 billion, mainly due to lower tier 1 deductions, currency effects and net profit. Basel 2.5 risk-weighted assets increased by CHF 4 billion to CHF 215 billion on 30 June 2012.

Basel 2.5 capital ratios

On 30 June 2012, our tier 1 capital ratio was 19.2% (compared with 18.7% on 31 March 2012), and our core tier 1 capital ratio was 17.2% (up from 16.7% on 31 March 2012). Our tier 1 capital rose by CHF 1.6 billion to CHF 41.2 billion, while risk-weighted assets (RWA) increased by CHF 3.6 billion to CHF 214.7 billion. Our total capital ratio was 21.8% on 30 June 2012, up from 21.1% on 31 March 2012.

Basel 2.5 risk-weighted assets

We publish RWA according to the Basel 2.5 framework. However, our RWA for supervisory purposes are based on FINMA regulations, and are higher than under the Basel 2.5 guidelines. The differences relate to the FINMA surcharge on credit risk RWA for exposures treated under the standardized approach, a surcharge for non-counterparty-related assets and additional requirements for market risk.

Basel 2.5 RWA were CHF 3.6 billion higher at CHF 214.7 billion in the second quarter compared with the first quarter due to increases in credit risk RWA of CHF 1.7 billion and market risk RWA of CHF 2.2 billion, partially offset by a CHF 0.5 billion marginal decline in operational risk RWA. Non-counterparty-related risk RWA remained relatively flat.

Credit risk RWA increased due to higher drawn and securitization exposures, which were largely offset by reduced derivative exposures. The increase in market risk RWA was mainly due to higher average VaR and stressed VaR, affected by the incident related to the Facebook initial public offering, and an increase in the incremental risk charge on increased exposures.

Basel 2.5 eligible capital

Basel 2.5 tier 1 capital

Tier 1 capital increased by CHF 1.6 billion, reflecting the positive effect of lower tier 1 deductions of CHF 0.8 billion mainly due to Legacy Portfolio asset sales, the CHF 0.4 billion second quarter net profit recognized under IFRS as well as positive foreign currency effects. This increase was partly offset by the reversal for capital purposes of own credit gains and an accrual for dividends.

Basel 2.5 tier 2 capital

Our tier 2 capital increased by net CHF 0.6 billion to CHF 5.5 billion, mainly due to the positive effect of a smaller amount of tier 2 deductions mentioned earlier, which were partially offset by a decline in eligible tier 2 capital.

Pro-forma Basel III common equity and risk-weighted assets

The Basel III reform becomes effective 1 January 2013 and will significantly impact our RWA and eligible capital.

The calculation of our pro-forma Basel III risk-weighted assets combines existing Basel 2.5 risk-weighted assets, a revised treatment for low-rated securitization exposures which are no longer deducted from capital but are risk-weighted with 1250%, and new capital charges based on models. Some of these new models still require regulatory approval and therefore our pro-forma calculations include estimates of the impact of these new capital charges which will be refined as models and the associated systems are enhanced.

We provide information on pro-forma Basel III RWA and capital, both on a phase-in and on a fully applied basis. The informa-

65

Capital management

Basel 2.5 capital information

CHF million, except where indicated	30.6.12	31.3.12	31.12.11
BIS core tier 1 capital	36,872	35,285	34,014
BIS tier 1 capital	41,210	39,570	38,370
BIS total capital	46,739	44,505	41,564
BIS core tier 1 capital ratio (%)	17.2	16.7	14.1
BIS tier 1 capital ratio (%)	19.2	18.7	15.9
BIS total capital ratio (%)	21.8	21.1	17.2
BIS risk-weighted assets	214,676	211,092	240,962
of which: credit risk[1]	118,378	116,654	126,804
of which: non-counterparty related risk	6,206	6,051	6,050
of which: market risk	36,565	34,387	49,241
of which: operational risk	53,527	53,999	58,867

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

tion on a fully applied basis does not consider the effects of the transition period, during which new capital deductions are phased in and ineligible capital instruments are phased out.

On 30 June 2012, our Basel III common equity tier 1 on a fully applied basis was CHF 26.7 billion, an increase of CHF 0.6 billion from 31 March 2012. The common equity tier 1 increase includes the positive impact of the refined treatment of deferred tax assets. Pro-forma Basel III RWA were estimated to be CHF 305 billion at the end of the second quarter, a CHF 45 billion decline from the prior quarter. This decrease was mainly due to a revised treatment of our option to acquire the SNB StabFund’s equity, lower securitization uplift due to Legacy Portfolio asset sales and the reduction in credit valuation adjustment VaR RWA, partially offset by the revised treatment in deferred tax assets. Our option to acquire the SNB StabFund’s equity is no longer risk-weighted at 1250%, like low-rated securitization exposures, but its fair value is instead deducted from common equity tier 1. The resulting common equity tier 1 ratio on a fully applied basis stood at 8.8% on 30 June 2012, an increase of 1.3 percentage points from 7.5% on 31 March 2012. Similarly, on a phase-in basis our common equity tier 1 ratio stood at 13.1% on 30 June 2012 and 11.8% on 31 March 2012, an increase of 1.3 percentage points.

Structural currency management

Market risk arising from management of consolidated capital

The majority of our capital and many of our assets are denominated in Swiss francs but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. Significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios and Group Treasury is mandated with the task of minimizing such effects. Consolidated RWA increase or decrease relative to our capital as the Swiss franc depreciates or appreciates against these currencies. These currency fluctuations also lead to foreign currency translation gains or losses on consolidation, which are recorded through IFRS equity.

The Group Asset and Liability Management Committee (Group

ALCO) can adjust the currency mix in capital, within limits set by the Board of Directors, to balance the impact of foreign exchange movements on both the Basel 2.5 tier 1 capital ratio and the Basel III common equity tier 1 (fully applied). Limits are in place both for the sensitivity of the Basel 2.5 tier 1 capital ratio and the Basel III common equity tier 1 to a ±10% change in the Swiss franc against other currencies. As of 30 June 2012, the estimated sensitivities of the Basel 2.5 tier 1 capital ratio and Basel III common equity tier 1 (fully applied) to a 10% appreciation of the Swiss franc against other currencies stood at 49 basis points and CHF 682 million, respectively.

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at Group level, with the expectation that the ratio will exceed this level during normal times. These targets are to be achieved by 1 January 2013 at the latest. At the end of the second quarter of 2012, our leverage ratio remained at 5.6%, unchanged from the first quarter.

Equity attribution

Our equity attribution framework aims to guide each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity in each of our business divisions, and integrates Group-wide capital management activities with those at business division level.

è	Refer to the “Capital management” section of our Annual Report 2011 for further information

    In the second quarter, we refined our risk-based capital methodology, which is one of the drivers in our equity attribution framework, by expanding the risk capture and refining the parameters used for risk-based capital. Potential losses are now calculated across a broader set of risks at a very high confidence level of 99.97%.

66

Risk and treasury management

Reconciliation IFRS equity to Basel 2.5 capital

CHF million	30.6.12	31.3.12	31.12.11
IFRS equity attributable to UBS shareholders	54,716	53,226	53,447
Treasury shares at cost/Equity classified as obligation to purchase own shares	1,047	789	1,198
Own credit, net of tax[1]	(958)	(689)	(1,842)
Unrealized gains from Financial investments available-for-sale[1]	(265)	(233)	(228)
Unrealized (gains)/losses from Cash flow hedges[1]	(3,043)	(2,391)	(2,600)
Other[2]	(747)	(1,241)	(798)
BIS core tier 1 capital prior to deductions	50,748	49,461	49,177
of which: paid-in share capital	383	383	383
of which: share premium, retained earnings, currency translation differences and other elements	50,365	49,078	48,794
Less: treasury shares/deduction for own shares[3]	(1,768)	(1,707)	(2,131)
Less: goodwill & intangible assets	(9,754)	(9,345)	(9,695)
Less: securitization exposures[4]	(1,659)	(2,445)	(2,627)
Less: other deduction items[5]	(696)	(680)	(711)
BIS core tier 1 capital	36,872	35,285	34,014
Hybrid tier 1 capital	4,338	4,286	4,356
of which: non-innovative capital instruments	1,480	1,469	1,490
of which: innovative capital instruments	2,858	2,817	2,866
BIS tier 1 capital	41,210	39,570	38,370
Upper tier 2 capital	207	224	388
Lower tier 2 capital	7,677	7,836	6,145
Less: securitization exposures[4]	(1,659)	(2,445)	(2,627)
Less: other deduction items[5]	(696)	(680)	(711)
BIS total capital	46,739	44,505	41,564

1 IFRS equity components which are not recognized for capital purposes, adjusted for changes in foreign exchange.    2 Consists of: i) qualifying non-controlling interests; ii) the netted impact of the change in scope of consolidation; iii) other adjustments due to reclassifications and revaluations of participations, prudential valuation and accrued dividend payment.    3 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards and iii) accruals for upcoming share awards;    4 Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 1,825 million on 30 June 2012, CHF 1,693 million on 31 March 2012 and CHF 1,629 million on 31 December 2011).    5 Positions to be deducted at 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); and iii) expected loss for equities (simple risk weight method).

Pro-forma BIS Basel III capital information

CHF billion	30.6.12	31.3.12	31.12.11
BIS tier 1 capital	41.2	39.6	38.4
Hybrid tier 1 capital	(4.3)	(4.3)	(4.4)
Deferred tax assets on net operating losses	(5.6)	(7.6)	(8.0)
Deferred pension expenses	(3.8)	(3.8)	(3.3)
SNB StabFund option	(0.9)	0.8	0.8
Revised treatment of low-rated securitization exposures	0.7	1.6	1.8
Other adjustments[1]	(0.6)	(0.2)	0.1
Basel III common equity tier 1 (fully applied)[2]	26.7	26.1	25.3
Basel III loss-absorbing capital	1.9	1.8	0.0
Basel III total capital (fully applied)	28.6	27.9	25.3
Basel III common equity tier 1 (phase-in)[3]	40.4	41.8	41.0
Basel III loss-absorbing capital	1.9	1.8	0.0
Basel III tier 2 capital (phase-in)	5.8	6.0	6.1
Basel III total capital (phase-in)	48.1	49.6	47.1
BIS risk-weighted assets	215	211	241
Basel III uplift[4]	90	139	139
Basel III risk-weighted assets (fully applied)	305	350	380
Basel III risk-weighted assets (phase-in)[5]	309	354	383
Basel III common equity tier 1 ratio (%) (fully applied)[2]	8.8	7.5	6.7
Basel III common equity tier 1 ratio (%) (phase-in)	13.1	11.8	10.7
Basel III total capital ratio (%) (fully applied)[2]	9.4	8.0	6.7
Basel III total capital ratio (%) (phase-in)	15.6	14.0	12.3

1 Includes the following deductions: non-controlling interests in equity, own shares Investment Bank, own credit debit valuation adjustment (DVA), expected losses on equity exposures. Also includes the following additions: investments in non-consolidated subsidiaries, certain failed trades, goodwill-related deferred tax losses and unrealized gains on available-for-sale investments (only before June 2012).    2 The common equity tier 1 capital and capital ratios shown do not take into account any potential impact of IAS 19 (revised) Employee Benefits in connection with the funded status of the pension plans and the deduction for exposures in the financial industry pending further clarification of rules.    3 Basel III phase-in rules applied on goodwill covered by hybrid tier 1 capital, Deferred tax assets on net operating losses and Deferred pension expenses.    4 The Basel III RWA uplift consists mainly of revised treatment of low-rated securitization exposures, credit valuation adjustments and other changes.    5 Basel III phase-in includes deferred pension expenses.

67

Capital management

FINMA leverage ratio

		Average
CHF billion, except where indicated	2Q12	1Q12	4Q11
Total balance sheet assets (IFRS)[1]	1,445.1	1,393.8	1,392.9
Less: netting of replacement values[2]	(449.9)	(421.6)	(436.6)
Less: loans to Swiss clients (excluding banks)[3]	(164.8)	(163.4)	(163.6)
Less: cash and balances with central banks	(82.9)	(88.5)	(65.8)
Less: other[4]	(12.3)	(12.5)	(12.8)
Total adjusted assets	735.1	707.8	714.2
FINMA tier 1 capital (at quarter end)	41.2	39.6	38.4
FINMA leverage ratio (%)	5.6	5.6	5.4

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.    2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law, based on the IFRS scope of consolidation.    3 Includes mortgage loans to international clients for properties located in Switzerland.    4 Refer to the “Reconciliation IFRS equity to Basel 2.5 capital” table for more information on deductions of assets from FINMA tier 1 capital.

Average attributed equity

CHF billion	2Q12	1Q12
Wealth Management	3.8	4.0
Wealth Management Americas	5.9	7.0
Investment Bank	25.1	26.0
Global Asset Management	2.1	2.5
Retail & Corporate	4.3	5.0
Corporate Center	10.3	11.0
of which: Core Functions	2.3	2.8
of which: Legacy Portfolio	6.0	6.2
of which: Central items[1]	2.0	2.0
Average equity attributed to the business divisions and Corporate Center	51.3	55.5
Difference	2.7	(2.2)
Average equity attributable to UBS shareholders	54.0	53.3

1 Central items within the Corporate Center carry common equity not allocated to the business divisions, reflecting, with respect to the risk-weighted assets driver, excess equity that we have targeted above a 10% Basel III common equity tier 1 ratio.

The average total amount of equity attributed to our business divisions and the Corporate Center decreased by CHF 4.2 billion from the first quarter, largely influenced by the abovementioned refinements to the risk-based capital methodology.

Average attributed equity for the Investment Bank decreased in the second quarter by CHF 0.9 billion to CHF 25.1 billion, due to a reduction in projected second-quarter pro-forma Basel III RWA. Wealth Management Americas average attributed equity was reduced by CHF 1.1 billion to CHF 5.9 billion due to the abovementioned risk-based capital refinements.

The average equity attributed to our business divisions and the Corporate Center totaled CHF 51.3 billion in the second quarter. Equity attributable to UBS shareholders averaged CHF 54.0 billion, resulting in a difference of CHF 2.7 billion.

UBS shares

We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market maker in UBS shares and related derivatives. Total UBS shares issued increased by 107,838 shares in the second quarter due to the exercise of employee options.

Treasury shares held by the bank increased by 27,840,662 shares in the second quarter, mainly due to share purchases for hedging employee compensation plans.

Regulatory developments

Revised Swiss capital adequacy and banking ordinances

On 1 June 2012, the Swiss Federal Council issued revised Swiss banking and capital adequacy ordinances. The changes to the ordinances cover four aspects: i) the implementation of Basel III in Switzerland, ii) too-big-to-fail specific requirements for the systemically important banks (currently UBS and Credit Suisse), related to the amendment of the Swiss Banking Act on 30 September 2011, iii) changes to the capital requirements for Swiss residential mortgages and iv) the introduction of a counter-cyclical buffer in Switzerland.

Swiss banks will have to comply with the Basel III-related requirements as implemented by the revised capital adequacy ordinance based on a transitional timetable starting on 1 January 2013.

68

Risk and treasury management

UBS shares

	30.6.12	31.3.12	Change from 31.3.12

Shares outstanding
Ordinary shares issued	3,833,127,261	3,833,019,423	107,838
of which: employee share option plans			107,838
Treasury shares	84,869,397	57,028,735	27,840,662
Shares outstanding	3,748,257,864	3,775,990,688	(27,732,824)

Shareholders equity (CHF million)
Equity attributable to UBS shareholders	54,716	53,226	1,490
Less: goodwill and intangible assets	9,754	9,345	409
Tangible shareholders equity	44,962	43,881	1,081

Book value per share (CHF)
Total book value per share	14.60	14.10	0.50
Tangible book value per share	12.00	11.62	0.38

The too-big-to-fail-specific requirements apply only to the systemically relevant banks. These will have to fulfill the following capital requirements: (i) a minimum of 4.5% of RWA in the form of common equity tier 1, (ii) a buffer of 8.5% composed of a minimum of 5.5% in the form of common equity tier 1 and up to 3% of high-trigger contingent capital, and (iii) a progressive component that depends on the total exposure and market share of the bank. The progressive component is assumed to be 6%, bringing total capital requirements to 19%. The capital adequacy ordinance also contains provisions for a leverage ratio; based on the expected 19% total capital requirements, the leverage ratio amounts to 4.56% of total exposure. These capital requirements will be phased in between 1 January 2013 and the end of 2018.

In addition, systemically relevant banks will be required to produce an emergency plan to demonstrate to FINMA how systemically important functions in Switzerland (whose designation process led by the SNB is ongoing) are maintained in the event of impending insolvency. UBS is currently developing such an emergency plan and will timely submit an initial version to FINMA by 30 September 2012.

The largest banks are eligible for a capital rebate on the progressive component, if they take actions that facilitate recovery and resolvability beyond ensuring that systemically important functions are maintained in case of impending insolvency.

The too-big-to-fail-related parts of the ordinance will be presented to the Swiss parliament for final approval in September 2012.

Two measures were implemented as of 1 July 2012: The first one introduces a mechanism for activating a counter-cyclical capital buffer, according to which banks can be required to fulfill ad-

ditional capital requirements of up to 2.5% of RWA in Switzerland in the form of common equity tier 1. The second foresees higher risk weights for new residential mortgages that are not compliant with new minimum requirements drawn up by the Swiss Bankers Association (SBA). This new self-regulation entered into force on 1 July 2012 and lays down minimum requirements concerning down-payments by borrowers and introduces compulsory amortization. UBS expects that its new residential mortgages will comply with the new self-regulation.

Basel Committee on Banking Supervision consultation on a fundamental review of the trading book

On 3 May 2012, the Basel Committee on Banking Supervision (BCBS) launched a comprehensive consultation on a fundamental review of the trading book. The consultative document sets out a revised market risk framework and proposes a number of specific measures that would change trading book capital requirements. The proposals include the following aspects: (i) a more objective boundary between the trading book and the banking book (for which the BCBS proposes two alternative approaches); (ii) moving from value-at-risk to expected shortfall; (iii) calibrating the revised framework in both the standardized and internal models-based approaches to a period of significant financial stress; (iv) comprehensively incorporating the risk of market illiquidity; (v) measures to reduce model risk in the internal models-based approach, including a more granular approval process for models and constraints on diversification; and (vi) a revised standardized approach that is intended to be more risk-sensitive and act as a credible fallback to internal models.

The consultation period lasts until 7 September 2012.

69

Financial information Unaudited

	Interim consolidated financial statements (unaudited)

73	Income statement
74	Statement of comprehensive income
75	Balance sheet
76	Statement of changes in equity
78	Statement of cash flows

	Notes to the interim consolidated financial statements

81	1	Basis of accounting
82	2	Segment reporting
84	3	Net interest and trading income
85	4	Net fee and commission income
86	5	Other income
86	6	Personnel expenses
86	7	General and administrative expenses
87	8	Earnings per share (EPS) and shares outstanding
87	9	Income taxes
88	10	Trading portfolio
88	11	Financial investments available-for-sale
89	12	Fair value of financial instruments
93	13	Reclassification of financial assets
94	14	Derivative instruments
95	15	Other assets and liabilities
96	16	Provisions and contingent liabilities
104	17	Financial instruments not recognized on balance sheet
104	18	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank) financial information

106	Income statement
107	Balance sheet
108	Basis of accounting
108	Reconciliation of equity to capital
109	BIS capital information
109	FINMA capital information

	UBS Limited financial information

110	Income statement
111	Balance sheet
111	Capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Interest income	3	4,397	4,130	4,880	6	(10)	8,527	9,457
Interest expense	3	(3,004)	(2,539)	(3,440)	18	(13)	(5,542)	(6,236)
Net interest income	3	1,393	1,591	1,440	(12)	(3)	2,984	3,221
Credit loss (expense)/recovery		(1)	37	16			35	19
Net interest income after credit loss expense		1,392	1,628	1,456	(14)	(4)	3,020	3,240
Net fee and commission income	4	3,649	3,843	3,879	(5)	(6)	7,492	8,119
Net trading income	3	1,369	961	1,724	42	(21)	2,330	3,928
Other income	5	(1)	93	112			92	228
Total operating income		6,408	6,525	7,171	(2)	(11)	12,934	15,515
Personnel expenses	6	3,601	3,643	3,925	(1)	(8)	7,244	8,332
General and administrative expenses	7	1,652	1,398	1,408	18	17	3,050	2,896
Depreciation of property and equipment		179	158	161	13	11	337	352
Amortization of intangible assets		26	23	22	13	18	48	46
Total operating expenses		5,457	5,221	5,516	5	(1)	10,678	11,626
Operating profit before tax		951	1,304	1,654	(27)	(43)	2,256	3,889
Tax expense/(benefit)	9	253	476	377	(47)	(33)	729	803
Net profit		698	828	1,278	(16)	(45)	1,526	3,087
Net profit attributable to non-controlling interests		273	1	263		4	274	265
Net profit attributable to UBS shareholders		425	827	1,015	(49)	(58)	1,252	2,822

Earnings per share (CHF)
Basic earnings per share	8	0.11	0.22	0.27	(50)	(59)	0.33	0.74
Diluted earnings per share	8	0.11	0.22	0.26	(50)	(58)	0.33	0.73

73

Interim consolidated financial statements (unaudited)

Statement of comprehensive income

	For the quarter ended					Year-to-date
CHF million		30.6.12		31.3.12	30.6.11	30.6.12	30.6.11
	Total	UBS share- holders	Non-control- ling interests	Total	Total	Total	Total
Net profit	698	425	273	828	1,278	1,526	3,087

Other comprehensive income
Foreign currency translation
Foreign currency translation movements, before tax	1,155	1,090	65	(873)	(1,127)	282	(1,203)
Foreign exchange amounts reclassified to the income statement from equity	(4)	(4)		7	13	3	11
Income tax relating to foreign currency translation movements	(97)	(97)		68	15	(29)	16
Subtotal foreign currency translation movements, net of tax[1]	1,054	989	65	(798)	(1,099)	256	(1,176)
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	94	94		35	548	129	430
Impairment charges reclassified to the income statement from equity	28	28		29	1	57	5
Realized gains reclassified to the income statement from equity	(80)	(80)		(60)	(56)	(139)	(100)
Realized losses reclassified to the income statement from equity	12	12		6	2	18	20
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	(15)	(15)		(2)	(13)	(17)	7
Subtotal net unrealized gains/(losses) on financial investments available-for-sale, net of tax[1]	41	41		8	482	49	361
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	1,132	1,132		(5)	1,035	1,127	525
Net (gains)/losses reclassified to the income statement from equity	(303)	(303)		(256)	(519)	(559)	(816)
Income tax effects relating to cash flow hedges	(177)	(177)		53	(112)	(125)	57
Subtotal changes in fair value of derivative instruments designated as cash flow hedges[1]	652	652		(209)	404	444	(235)
Total other comprehensive income	1,746	1,682	65	(998)	(213)	749	(1,050)

Total comprehensive income	2,445	2,107	337	(170)	1,065	2,275	2,036
Total comprehensive income attributable to non-controlling interests	337			(75)	380	263	486
Total comprehensive income attributable to UBS shareholders	2,107			(95)	685	2,012	1,551

1 Other comprehensive income attributable to UBS shareholders related to foreign currency translations was negative CHF 722 million in the first quarter of 2012 and negative CHF 1,216 million in the second quarter of 2011. Other comprehensive income related to financial investments available-for-sale and cash flow hedges was wholly attributable to UBS shareholders for all periods presented.

74

Financial information

Balance sheet

					% change from
CHF million	Note	30.6.12	31.3.12	31.12.11	31.3.12	31.12.11

Assets
Cash and balances with central banks		96,147	82,865	40,638	16	137
Due from banks		38,294	30,484	23,218	26	65
Cash collateral on securities borrowed		52,200	49,724	58,763	5	(11)
Reverse repurchase agreements		158,524	182,397	213,501	(13)	(26)
Trading portfolio assets	10	179,226	187,978	181,525	(5)	(1)
of which: assets pledged as collateral		45,563	50,562	39,936	(10)	14
Positive replacement values	14	458,301	417,870	486,584	10	(6)
Cash collateral receivables on derivative instruments		42,069	35,256	41,322	19	2
Financial assets designated at fair value		9,210	8,830	10,336	4	(11)
Loans		274,489	265,922	266,604	3	3
Financial investments available-for-sale	11	60,012	59,795	53,174	0	13
Accrued income and prepaid expenses		6,483	6,334	6,327	2	2
Investments in associates		796	785	795	1	0
Property and equipment		5,892	5,751	5,688	2	4
Goodwill and intangible assets		9,754	9,345	9,695	4	1
Deferred tax assets		7,707	8,028	8,526	(4)	(10)
Other assets	15	12,939	14,473	12,465	(11)	4
Total assets		1,412,043	1,365,837	1,419,162	3	(1)

Liabilities
Due to banks		39,398	31,647	30,201	24	30
Cash collateral on securities lent		10,000	7,954	8,136	26	23
Repurchase agreements		95,764	118,228	102,429	(19)	(7)
Trading portfolio liabilities	10	49,980	52,607	39,480	(5)	27
Negative replacement values	14	446,415	404,247	473,400	10	(6)
Cash collateral payables on derivative instruments		68,991	62,747	67,114	10	3
Financial liabilities designated at fair value		93,263	88,907	88,982	5	5
Due to customers		361,783	342,980	342,409	5	6
Accrued expenses and deferred income		6,232	5,648	6,850	10	(9)
Debt issued		117,695	133,291	140,617	(12)	(16)
Other liabilities	15, 16	63,422	60,023	61,692	6	3
Total liabilities		1,352,944	1,308,280	1,361,309	3	(1)

Equity
Share capital		383	383	383	0	0
Share premium		33,720	34,079	34,614	(1)	(3)
Treasury shares		(1,012)	(750)	(1,160)	35	(13)
Equity classified as obligation to purchase own shares		(35)	(39)	(39)	(10)	(10)
Retained earnings		24,855	24,430	23,603	2	5
Cumulative net income recognized directly in equity, net of tax		(3,196)	(4,878)	(3,955)	(34)	(19)
Equity attributable to UBS shareholders		54,716	53,226	53,447	3	2
Equity attributable to non-controlling interests		4,383	4,331	4,406	1	(1)
Total equity		59,099	57,557	57,852	3	2
Total liabilities and equity		1,412,043	1,365,837	1,419,162	3	(1)

75

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares
Balance at 31 December 2010	383	34,393	(654)	(54)
Issuance of share capital
Acquisition of treasury shares			(2,036)
Disposition of treasury shares			1,668
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity[1]		62
Premium on shares issued and warrants exercised		12
Employee share and share option plans		(714)
Tax (expense)/benefit recognized in share premium[1]		(98)
Dividends
Equity classified as obligation to purchase own shares – movements				0
Trust preferred securities
New consolidations and other increases		(4)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity
Balance at 30 June 2011	383	33,652	(1,022)	(53)

Balance at 31 December 2011	383	34,614	(1,160)	(39)
Issuance of share capital
Acquisition of treasury shares			(1,269)
Disposition of treasury shares			1,416
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(33)
Premium on shares issued and warrants exercised		0
Employee share and share option plans		(497)
Tax (expense)/benefit recognized in share premium		16
Dividends		(379)[3]
Equity classified as obligation to purchase own shares – movements				4
Trust preferred securities
New consolidations and other increases
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity
Balance at 30 June 2012	383	33,720	(1,012)	(35)

1 Presentational changes have been made in 2012. The line Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity is now shown gross of tax. Previously, this line was shown net of tax. All income tax related to share premium is reported on the line Tax (expense)/benefit recognized in share premium.    2  Includes reclassifications from equity attributable to non-controlling interests to liabilities for trust preferred securities dividend payment obligations which were accrued in the period.    3 Reflects a payment out of capital contribution reserves of UBS AG (Parent Bank).

Equity attributable to non-controlling interests

	For the six-month period ended
CHF million	30.6.12	30.6.11
Trust preferred securities[1]
Balance at the beginning of the period	4,359	4,907
Redemptions		(882)
Foreign currency translation	(21)	218
Balance at the end of the period	4,338	4,243
Other non-controlling interests at the end of the period	45	134
Total equity attributable to non-controlling interests	4,383	4,377

1 Increases and offsetting decreases due to dividend payment obligations are excluded from this table.

76

Financial information

Retained earnings	Foreign currency translation	Financial investments available-for-sale	Cash flow hedges	Total equity attributable to UBS shareholders	Non-controlling interests	Total equity
19,444	(7,513)	(243)	1,063	46,820	5,043	51,863
				0		0
				(2,036)		(2,036)
				1,668		1,668

				62		62
				12		12
				(714)		(714)
				(98)		(98)
				0	(269)[2]	(269)
				0		0
				0	(882)	(882)
				(4)	1	(3)
				0	(1)	(1)
2,822	(1,397)	361	(235)	1,551	486	2,037
22,266	(8,910)	118	828	47,263	4,377	51,640

23,603	(6,807)	252	2,600	53,447	4,406	57,852
				0		0
				(1,269)		(1,269)
				1,416		1,416

				(33)		(33)
				0		0
				(497)		(497)
				16		16
				(379)	(277)[2]	(656)
				4		4
				0		0
				0		0
				0	(8)	(8)
1,252	267	49	444	2,012	263	2,275
24,855	(6,540)	301	3,043	54,716	4,383	59,099

77

Interim consolidated financial statements (unaudited)

Statement of cash flows

	For the six-month period ended
CHF million	30.6.12	30.6.11

Cash flow from/(used in) operating activities
Net profit	1,526	3,087
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	337	352
Amortization of intangible assets	48	46
Credit loss expense/(recovery)	(35)	(19)
Share of net profits of associates	(36)	(22)
Deferred tax expense/(benefit)	684	777
Net loss/(gain) from investing activities	(62)	(89)
Net loss/(gain) from financing activities	3,410	365
Net (increase)/decrease in operating assets:
Net due from/to banks	6,576	(11,276)
Reverse repurchase agreements and cash collateral on securities borrowed	61,540	(11,739)
Trading portfolio, net replacement values and financial assets designated at fair value	15,816	325
Loans/ due to customers	11,523	(10,893)
Accrued income, prepaid expenses and other assets	163	4,408
Net increase/(decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	(4,801)	29,641
Net cash collateral on derivative instruments	470	(4,109)
Accrued expenses, deferred income and other liabilities	539	(2,607)
Income taxes paid, net of refunds	(101)	(190)
Net cash flow from/(used in) operating activities	97,597	(1,943)

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(8)	(6)
Disposal of subsidiaries, associates and intangible assets[1]	40	32
Purchase of property and equipment	(526)	(466)
Disposal of property and equipment	5	125
Net (investment in)/divestment of financial investments available-for-sale	(7,447)	(1,881)
Net cash flow from/(used in) investing activities	(7,937)	(2,196)

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	(27,996)	(1,376)
Net movements in treasury shares and own equity derivative activity	(1,129)	(1,216)
Dividends paid	(379)	0
Issuance of long-term debt, including financial liabilities designated at fair value	36,674	35,762
Repayment of long-term debt, including financial liabilities designated at fair value	(30,980)	(41,088)
Increase in non-controlling interests	0	1
Dividends paid to/decrease in non-controlling interests	(247)	(693)
Net cash flow from/(used in) financing activities	(24,057)	(8,609)
Effects of exchange rate differences	382	(3,722)
Net increase/(decrease) in cash and cash equivalents	65,985	(16,470)
Cash and cash equivalents at the beginning of the period	85,612	79,934
Cash and cash equivalents at the end of the period	151,597	63,463
Cash and cash equivalents comprise:
Cash and balances with central banks	96,147	13,574
Money market paper[2]	2,582	14,318
Due from banks[3]	52,868	35,572
Total	151,597	63,463
1 Includes dividends received from associates.    2 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    3 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.

78

Financial information

Statement of cash flows (continued)

	For the six-month period ended
CHF million	30.6.12	30.6.11

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	7,374	8,268
Cash paid as interest	4,929	5,338
Cash received as dividends on equity instruments, investment fund units and associates	976	1,022

79

Financial information

Notes to the interim consolidated financial statements

Note 1  Basis of accounting

The consolidated financial statements of UBS are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim financial statements are presented in accordance with IAS 34 Interim Financial Reporting.

In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the annual financial statements as of 31 December 2011 except for the changes set out below and in “Note 1 Basis of accounting” in the “Financial information” section of our first quarter 2012 report. These interim financial statements are unau-dited and should be read in conjunction with the audited financial statements included in our Annual Report 2011. In the opinion of management, all necessary adjustments have been made for a fair presentation of the financial position, results of operations and cash flows.

Own credit

Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value.

This reflects the fact that these gains and losses are not managed at a business division level and are not necessarily indicative of any business division’s performance. In line with these internal reporting changes, own credit gains and losses are now reported as part of Corporate Center – Core Functions. Prior periods have been restated to conform to this presentation. In addition, we have made a further improvement to our own credit calculation methodology, as discussed in “Note 12b Fair value of financial instruments”.

IAS 19 (revised) Employee Benefits

We are planning to adopt IAS 19 (revised) on its mandatory effective date of 1 January 2013 and currently estimate that this will have a negative impact on shareholders equity of CHF 4.1 billion.

Improvements to IFRS 2009–2011

In May 2012, the IASB issued six amendments to five IFRS as part of its annual improvements project. UBS will adopt the improvements as of their effective date of 1 January 2013. These amendments are not expected to have a material impact on UBS’s financial statements.

81

Notes to the interim consolidated financial statements

Note 2  Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

	Wealth Management	Wealth Management Americas	Investment Bank[1,2]	Global Asset Management	Retail & Corporate		Corporate Center	UBS
CHF million						Core Functions1, [3]	Legacy Portfolio1, [2]

For the six months ended 30 June 2012
Net interest income	975	393	573	(13)	1,086	(75)	46	2,984
Non-interest income[4]	2,528	2,530	4,033	937	772	(976)	90	9,914
Income[5]	3,503	2,922	4,606	924	1,857	(1,051)	137	12,898
Credit loss (expense)/recovery	0	(1)	33	0	6	0	(2)	35
Total operating income	3,503	2,922	4,639	924	1,863	(1,051)	134	12,934
Personnel expenses	1,306	2,081	2,595	436	673	121	32	7,244
General and administrative expenses	619	382	1,220	193	436	86	113	3,050
Services (to)/from other business divisions	193	(6)	85	(2)	(289)	(1)	19	0
Depreciation of property and equipment	76	49	124	19	67	0	1	337
Amortization of intangible assets	4	25	15	4	0	0	0	48
Total operating expenses	2,198	2,531	4,040	650	888	206	164	10,678
Performance before tax	1,305	390	600	274	975	(1,258)	(30)	2,256
Tax expense/(benefit)								729
Net profit								1,526

As of 30 June 2012
Total assets1, [6]	102,422	57,461	929,180	13,711	147,009	115,790	46,470	1,412,043

1 On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to the Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in the Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center - Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of our financial report for the first quarter of 2012 for more information. Prior periods have been restated to reflect the effect of the transfer.    2 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16c Other contingent liabilities” in the “Financial information” section of this report for more information on this provision.    3 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.    4 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. Refer to “Note 1 Basis of accounting” for more information.    5 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    6 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances. Certain assets managed centrally by the Corporate Center (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs are allocated. Specifically, certain assets are reported in the Corporate Center whereas the corresponding costs are entirely or partially allocated to the segments based on various internally determined allocations.

In 2012, management changed the methodology used to allocate certain financial assets and their corresponding costs managed by Group Treasury. This change has resulted in reducing assets allocated to Wealth Management, Retail & Corporate, Wealth Management Americas, Global Asset Management and Investment Bank by CHF 6 billion, 2 billion, 2 billion, 1 billion and 75 billion, respectively, and has resulted in increasing assets allocated to the Corporate Center by CHF 87 billion as of 30 June 2012, as compared to 31 December 2011. Prior periods were not restated for this change. The impact from the change in cost allocation methodology was not material to the reporting segment results.

82

Financial information

Note 2  Segment reporting (continued)

	Wealth Management	Wealth Management Americas	Investment Bank[1,2]	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions1, [3]	Legacy Portfolio1, [2]

For the six months ended 30 June 2011
Net interest income	978	333	518	(13)	1,165	(31)	272	3,221
Non-interest income[4]	2,806	2,298	5,522	953	780	(171)	85	12,275
Income[5]	3,784	2,631	6,041	940	1,945	(203)	357	15,496
Credit loss (expense)/recovery	11	0	3	0	(7)	(1)	13	19
Total operating income	3,795	2,631	6,043	940	1,939	(203)	370	15,515
Personnel expenses	1,663	1,933	3,356	495	839	15	31	8,332
General and administrative expenses	580	382	1,172	194	430	57	82	2,896
Services (to)/from other business divisions	153	(4)	42	(1)	(221)	2	29	0
Depreciation of property and equipment	77	45	110	19	66	33	2	352
Amortization of intangible assets	3	24	15	3	0	0	0	46
Total operating expenses	2,477	2,380	4,696	709	1,114	107	143	11,626
Performance before tax	1,318	252	1,348	231	824	(310)	226	3,889
Tax expense/(benefit)								803
Net profit								3,087

As of 31 December 2011
Total assets1, [6]	100,598	54,150	1,019,537	15,352	148,697	25,100	55,728	1,419,162

1 On 30 December 2011, an agreement was reached to transfer a portfolio of legacy positions from the Investment Bank to the Corporate Center. Starting with the first quarter of 2012, the Legacy Portfolio, which consists of these transferred legacy positions combined with the SNB StabFund option, is reported in the Corporate Center as a separate reportable segment and all other Corporate Center operations are grouped together as Corporate Center - Core Functions. Refer to the “Recent developments and financial reporting structure changes” section of our financial report for the first quarter of 2012 for more information. Prior periods have been restated to reflect the effect of the transfer.    2 In the second quarter of 2012, we transferred the provision for US mortgage loan repurchase demands from the Investment Bank to the Corporate Center – Legacy Portfolio. Expenses related to this provision incurred in periods prior to the second quarter of 2012 are presented within the Investment Bank. Refer to “Note 16c Other contingent liabilities” in the “Financial information” section of this report for more information on this provision.    3 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.    4 Beginning in the second quarter of 2012, the measurement of the performance of the business divisions excludes own credit gains and losses on financial liabilities designated at fair value. Refer to “Note 1 Basis of accounting” for more information.    5 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    6 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances.

83

Notes to the interim consolidated financial statements

Note 3  Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11

Net interest and trading income
Net interest income	1,393	1,591	1,440	(12)	(3)	2,984	3,221
Net trading income	1,369	961	1,724	42	(21)	2,330	3,928
Total net interest and trading income[1]	2,762	2,553	3,164	8	(13)	5,315	7,149
Wealth Management	683	688	693	(1)	(1)	1,370	1,368
Wealth Management Americas	311	323	269	(4)	16	633	551
Investment Bank	975	1,898	1,565	(49)	(38)	2,873	3,859
of which: investment banking	27	9	(6)	200		36	5
of which: equities	(39)	599	655			560	1,449
of which: fixed income, currencies and commodities	987	1,290	916	(23)	8	2,277	2,405
Global Asset Management	3	5	(8)	(40)		8	(5)
Retail & Corporate	610	603	653	1	(7)	1,213	1,322
Corporate Center	180	(964)	(7)			(784)	54
of which: own credit on financial liabilities designated at fair value[2]	239	(1,164)	(25)			(925)	(158)
Total net interest and trading income	2,762	2,553	3,164	8	(13)	5,315	7,149

Net interest income[3]
Interest income
Interest earned on loans and advances[4]	2,434	2,349	2,426	4	0	4,782	4,967
Interest earned on securities borrowed and reverse repurchase agreements	392	400	468	(2)	(16)	791	854
Interest and dividend income from trading portfolio	1,384	1,181	1,751	17	(21)	2,565	3,201
Interest income on financial assets designated at fair value	87	99	51	(12)	71	185	107
Interest and dividend income from financial investments available-for- sale	101	102	184	(1)	(45)	203	329
Total	4,397	4,130	4,880	6	(10)	8,527	9,457
Interest expense
Interest on amounts due to banks and customers[5]	406	443	527	(8)	(23)	849	997
Interest on securities lent and repurchase agreements	390	313	424	25	(8)	704	708
Interest expense from trading portfolio[6]	981	523	1,300	88	(25)	1,504	1,999
Interest on financial liabilities designated at fair value	452	491	497	(8)	(9)	944	1,069
Interest on debt issued	774	769	691	1	12	1,543	1,464
Total	3,004	2,539	3,440	18	(13)	5,542	6,236
Net interest income	1,393	1,591	1,440	(12)	(3)	2,984	3,221

Net trading income
Investment Bank investment banking	34	23	(9)	48		57	13
Investment Bank equities	53	419	936	(87)	(94)	472	1,582
Investment Bank fixed income, currencies and commodities	702	1,069	534	(34)	31	1,771	1,745
Other business divisions and Corporate Center	580	(550)	264		120	30	587
Net trading income	1,369	961	1,724	42	(21)	2,330	3,928
of which: net gains/(losses) from financial liabilities designated at fair value2, [7]	1,761	(3,781)	957		84	(2,021)	383

1 From the second quarter of 2012 onwards, the breakdown of Net interest and trading income is presented by business division and the Corporate Center, complemented by a business area breakdown for the Investment Bank and own credit information for the Corporate Center in order to align the presentation with our organizational structure. Previously, the breakdown of Net interest and trading income was presented by trading businesses, interest margin businesses and treasury activities and other.    2 For more information on own credit refer to “Note 12b Fair value of financial instruments”.    3 Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.    4 Includes interest income on Cash collateral receivables on derivative instruments.    5 Includes interest expense on Cash collateral payables on derivative instruments.    6 Includes expense related to dividend payment obligations on trading liabilities.    7 Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income.

84

Financial information

Note 3  Net interest and trading income1 (continued)

Net trading income in the second quarter of 2012 included a loss of CHF 14 million from credit valuation adjustments for monoline credit protection (of which CHF 11 million related to negative basis trades and CHF 3 million related to other trades) reflected in Other business divisions and Corporate Center. This compares with a CHF 178 million gain in the first quarter of 2012 (of which CHF 123 million related to negative basis trades and CHF 55 million related to other trades) and a CHF 74 million gain in the second quarter of 2011 (of which CHF 66 million related to negative basis trades and CHF 7 million related to other trades).

è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines

Net trading income in the second quarter of 2012 also included a gain of CHF 45 million from the valuation of our option to acquire the SNB StabFund’s equity, also reflected in Other business divisions and Corporate Center, compared with a CHF 127 million gain in the first quarter of 2012 and a CHF 13 million gain in the second quarter of 2011.

è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Note 4  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Equity underwriting fees	163	216	197	(25)	(17)	379	386
Debt underwriting fees	137	183	157	(25)	(13)	320	323
Total underwriting fees	300	398	355	(25)	(15)	699	710
M&A and corporate finance fees	136	173	240	(21)	(43)	310	516
Brokerage fees	930	1,041	1,004	(11)	(7)	1,970	2,275
Investment fund fees	871	894	927	(3)	(6)	1,765	1,893
Portfolio management and advisory fees	1,449	1,404	1,394	3	4	2,854	2,848
Insurance-related and other fees	106	102	94	4	13	208	197
Total securities trading and investment activity fees	3,793	4,012	4,014	(5)	(6)	7,805	8,439
Credit-related fees and commissions	109	98	108	11	1	207	226
Commission income from other services	218	201	212	8	3	419	410
Total fee and commission income	4,120	4,312	4,334	(4)	(5)	8,431	9,075
Brokerage fees paid	218	230	232	(5)	(6)	448	492
Other	253	239	223	6	13	492	464
Total fee and commission expense	471	469	455	0	4	939	956
Net fee and commission income	3,649	3,843	3,879	(5)	(6)	7,492	8,119
of which: net brokerage fees	712	811	772	(12)	(8)	1,523	1,782

85

Notes to the interim consolidated financial statements

Note 5  Other income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Associates and subsidiaries
Net gains/(losses) from disposals of consolidated subsidiaries[1]	(6)	(17)	(23)	(65)	(74)	(23)	(21)
Net gains/(losses) from disposals of investments in associates	0	0	8		(100)	0	13
Share of net profits of associates	26	10	12	160	117	36	22
Total	20	(6)	(3)			13	13
Financial investments available-for-sale
Net gains/(losses) from disposals	67	53	54	26	24	121	80
Impairment charges	(28)	(29)	(1)	(3)		(57)	(5)
Total	39	24	53	63	(26)	63	75
Net income from properties[2]	8	9	11	(11)	(27)	17	21
Net gains/(losses) from investment properties[3]	1	2	1	(50)	0	3	5
Other[4]	(69)	65	49			(4)	113
Total other income	(1)	93	112			92	228

[1]  Includes foreign exchange gains/losses reclassified from equity upon disposal or deconsolidation of subsidiaries.    [2]  Includes net rent received from third parties and net operating expenses.    [3]  Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    [4]  Includes mainly net gains/losses from disposals of loans and receivables and own-used property.

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Salaries and variable compensation	2,352	2,813	2,717	(16)	(13)	5,165	5,766
Contractors	52	47	57	11	(9)	99	114
Social security	166	199	188	(17)	(12)	365	425
Pension and other post-employment benefit plans	147	(259)	188		(22)	(112)	369
Wealth Management Americas: Financial advisor compensation[1]	713	679	604	5	18	1,392	1,245
Other personnel expenses	170	164	171	4	(1)	335	412
Total personnel expenses	3,601	3,643	3,925	(1)	(8)	7,244	8,332

1  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.

The expense line Pension and other post-employment benefit plans in the second quarter of 2012 included a credit of CHF 84 million related to changes to our retiree medical and life insur-

ance benefit plan in the US, while the prior quarter included a credit of CHF 485 million related to changes to our Swiss pension plan.

Note 7  General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11
Occupancy	266	261	258	2	3	527	541
Rent and maintenance of IT and other equipment	120	119	106	1	13	240	220
Communication and market data services	158	158	154	0	3	316	315
Administration	107	134	94	(20)	14	240	260
Marketing and public relations	153	83	94	84	63	236	165
Travel and entertainment	119	105	123	13	(3)	225	236
Professional fees	182	187	190	(3)	(4)	369	365
Outsourcing of IT and other services	337	298	290	13	16	634	583
Litigation and regulatory provisions[1]	181	48	85	277	113	229	192
Other	28	5	12	460	133	33	20
Total general and administrative expenses	1,652	1,398	1,408	18	17	3,050	2,896

1  Reflects the net increase/release of provisions for Litigation and regulatory matters recognized in the income statement and recoveries from third parties.

86

Financial information

Note 8  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year-to-date
	30.6.12	31.3.12	30.6.11	1Q12	2Q11	30.6.12	30.6.11

Basic earnings (CHF million)
Net profit attributable to UBS shareholders	425	827	1,015	(49)	(58)	1,252	2,822

Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	425	827	1,015	(49)	(58)	1,252	2,822
Less: (profit)/loss on equity derivative contracts	(2)	(1)	(3)	100	(33)	(1)	(2)
Net profit attributable to UBS shareholders for diluted EPS	423	826	1,012	(49)	(58)	1,251	2,820

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,766,724,109	3,754,637,548	3,797,742,649	0	(1)	3,760,680,830	3,794,852,874
Potentially dilutive ordinary shares resulting from notional shares, in-the-money options and warrants outstanding[1]	60,874,591	64,579,548	71,667,289	(6)	(15)	63,432,213	65,275,457
Weighted average shares outstanding for diluted EPS	3,827,598,700	3,819,217,096	3,869,409,938	0	(1)	3,824,113,043	3,860,128,331

Earnings per share (CHF)
Basic	0.11	0.22	0.27	(50)	(59)	0.33	0.74
Diluted	0.11	0.22	0.26	(50)	(58)	0.33	0.73

Shares outstanding
Ordinary shares issued	3,833,127,261	3,833,019,423	3,832,003,459	0	0
Treasury shares	84,869,397	57,028,735	64,152,608	49	32
Shares outstanding	3,748,257,864	3,775,990,688	3,767,850,851	(1)	(1)
Exchangeable shares	433,701	435,339	567,965	0	(24)
Shares outstanding for EPS	3,748,691,565	3,776,426,027	3,768,418,816	(1)	(1)

1  Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 224,359,285; 189,498,211; and 260,158,423 for the quarters ended 30 June 2012, 31 March 2012 and 30 June 2011, respectively, and 223,182,933 and 259,248,144 for year-to-date 30 June 2012 and 30 June 2011, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for any periods presented, but could potentially dilute earnings per share in the future.

Note 9  Income taxes

We recognized a net income tax expense of CHF 253 million for the second quarter of 2012. This includes a deferred tax expense of CHF 241 million with respect to the amortization of deferred tax assets, previously recognized in relation to tax losses carried forward, to offset taxable profits for the quarter in Switzerland and the US. It also includes other net tax expenses of CHF 113 million in respect of Group entities with net taxable profits. These expenses were partly offset by tax benefits of CHF 101 million arising from the release of provi-

sions in respect of tax positions that had previously been uncertain.

In addition, a tax expense of CHF 288 million was recorded directly in equity, which mainly reflects an increase in a deferred tax liability for cash flow hedges as a consequence of an increase in cumulative fair value gains in the quarter and also a reduction in deferred tax assets recognized for previous equity losses, following their use against equity profits in the quarter (mainly foreign currency translation profits).

87

Notes to the interim consolidated financial statements

Note 10 Trading portfolio

CHF million	30.6.12	31.3.12	31.12.11

Trading portfolio assets by product type
Debt instruments
Government bills/bonds	38,784	43,946	45,297
Corporate bonds, municipal bonds, including bonds issued by financial institutions	32,306	33,589	32,765
Loans	6,490	4,474	4,088
Investment fund units	9,004	8,959	9,859
Asset-backed securities	17,682	16,706	17,035
of which: mortgage-backed securities	14,489	13,602	13,868
Total debt instruments	104,266	107,673	109,045
Equity instruments	39,148	45,215	37,400
Financial assets for unit-linked investment contracts	16,256	16,325	16,376
Financial assets held for trading	159,670	169,213	162,821
Precious metals and other physical commodities	19,555	18,765	18,704
Total trading portfolio assets	179,226	187,978	181,525

Trading portfolio liabilities by product type
Debt instruments
Government bills/bonds	26,152	29,336	17,026
Corporate bonds, municipal bonds, including bonds issued by financial institutions	8,248	7,972	7,122
Investment fund units	1,096	844	1,083
Asset-backed securities	88	29	312
of which: mortgage-backed securities	75	17	287
Total debt instruments	35,582	38,180	25,542
Equity instruments	14,398	14,427	13,937
Total trading portfolio liabilities	49,980	52,607	39,480

Note 11 Financial investments available-for-sale

CHF million	30.6.12	31.3.12	31.12.11

Financial investments available-for-sale by product type
Debt instruments
Government bills/bonds	41,221	42,355	34,899
Corporate bonds, municipal bonds, including bonds issued by financial institutions	9,722	8,328	8,590
Investment fund units	426	416	445
Mortgage-backed securities	7,882	7,992	8,541
Total debt instruments	59,250	59,091	52,475
Equity instruments	761	704	699
Total financial investments available-for-sale	60,012	59,795	53,174

88

Financial information

Note 12 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques[1]
CHF billion	Level 1	Level 2	Level 3	Total

As of 30 June 2012
Financial assets held for trading[2]	100.5	53.4	5.7	159.7
of which: pledged as collateral	38.6	6.7	0.2	45.6
Positive replacement values	4.5	444.0	9.8	458.3
Financial assets designated at fair value	0.5	4.5	4.2	9.2
Financial investments available-for-sale	44.8	14.2	1.0	60.0
Total assets	150.4	516.1	20.7	687.2
Trading portfolio liabilities	40.6	9.2	0.2	50.0
Negative replacement values	4.4	434.2	7.8	446.4
Financial liabilities designated at fair value	0.0	80.3	12.9	93.3
Other liabilities – amounts due under unit-linked investment contracts		16.3		16.3
Total liabilities	45.0	540.0	20.9	606.0

As of 31 March 2012
Financial assets held for trading[2]	104.5	57.5	7.3	169.2
of which: pledged as collateral	41.1	9.3	0.1	50.6
Positive replacement values	3.8	403.8	10.4	417.9
Financial assets designated at fair value	0.6	5.3	3.0	8.8
Financial investments available-for-sale	40.1	19.0	0.7	59.8
Total assets	149.0	485.5	21.2	655.7
Trading portfolio liabilities	41.1	11.2	0.2	52.6
Negative replacement values	3.7	391.8	8.7	404.2
Financial liabilities designated at fair value	0.0	77.4	11.5	88.9
Other liabilities – amounts due under unit-linked investment contracts		16.3		16.3
Total liabilities	44.8	496.8	20.4	562.1

As of 31 December 2011
Financial assets held for trading[2]	99.4	55.7	7.8	162.8
of which: pledged as collateral	33.2	6.2	0.5	39.9
Positive replacement values	3.4	469.2	13.9	486.6
Financial assets designated at fair value	0.7	6.9	2.7	10.3
Financial investments available-for-sale	34.8	17.7	0.6	53.2
Total assets	138.4	549.5	25.0	712.9
Trading portfolio liabilities	30.4	8.4	0.6	39.5
Negative replacement values	3.5	459.1	10.8	473.4
Financial liabilities designated at fair value	0.0	76.9	12.1	89.0
Other liabilities – amounts due under unit-linked investment contracts		16.4		16.4
Total liabilities	34.0	560.8	23.5	618.2

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 30 June 2012, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.9 billion (of which CHF 0.6 billion were net level 3 assets and CHF 0.3 billion net level 2 assets) were recognized on the balance sheet within Debt issued. As of 31 March 2012, net bifurcated embedded derivative assets held at fair value, totaling CHF 0.9 billion (of which CHF 0.7 billion were net level 3 assets and CHF 0.2 billion net level 2 assets) were recognized on the balance sheet within Debt issued. As of 31 December 2011, net bifurcated embedded derivative assets held at fair value, totaling CHF 1.0 billion (of which CHF 0.8 billion were net level 3 assets and CHF 0.2 billion net level 2 assets) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.

89

Notes to the interim consolidated financial statements

Note 12 Fair value of financial instruments (continued)

Movements of level 3 instruments
	Financial assets held for trading (including those pledged as collateral)	Derivative instruments
CHF billion		Positive replacement values	Negative replacement values	Financial liabilities designated at fair value
Balance at 31 December 2011	7.8	13.9	10.8	12.1

Total gains/losses included in the income statement	0.2	(1.3)	(1.0)	(0.3)

Purchases, sales, issuances and settlements	0.0	(1.5)	(1.0)	(0.2)
Purchases	1.5	0.0	0.0	0.0
Sales	(1.5)	0.0	0.0	0.0
Issuances	0.0	0.8	0.3	1.2
Settlements	0.0	(2.3)	(1.3)	(1.4)

Transfers into or out of level 3	(0.5)	(0.2)	0.4	0.1
Transfers into level 3	0.6	0.5	0.9	1.5
Transfers out of level 3	(1.1)	(0.7)	(0.4)	(1.5)

Foreign currency translation	(0.3)	(0.5)	(0.5)	(0.1)
Balance at 31 March 2012	7.3	10.4	8.7	11.5

Total gains/losses included in the income statement	(0.6)	(0.1)	0.1	(0.1)

Purchases, sales, issuances and settlements	(1.4)	(0.7)	(1.1)	0.7
Purchases	1.4	0.0	0.0	0.0
Sales	(2.8)	0.0	0.0	0.0
Issuances	0.0	0.3	0.2	2.3
Settlements	0.0	(1.0)	(1.3)	(1.5)

Transfers into or out of level 3	0.2	0.0	(0.2)	0.5
Transfers into level 3	0.6	0.5	0.4	1.9
Transfers out of level 3	(0.3)	(0.5)	(0.6)	(1.4)

Foreign currency translation	0.2	0.3	0.4	0.3
Balance at 30 June 2012	5.7	9.8	7.8	12.9

As of 30 June 2012, financial instruments measured with valuation techniques using significant non-market observable inputs (level 3) mainly included the following:

–	structured rates and credit positions, including bespoke collateralized debt obligations (CDO) and collateralized loan obligations (CLO);
–	reference-linked notes (RLN);
–	financial instruments linked to the US and European residential and US and non-US commercial real estate markets;
–	corporate bonds and corporate credit default swaps (CDS); and
–	lending-related products.

Financial assets held for trading

Financial assets held for trading transferred into and out of level 3 amounted to CHF 0.6 billion and CHF 0.3 billion, respectively. Transfers into level 3 were comprised primarily of CHF 0.5 billion of corporate bonds for which no price verification was possible given the reduced observability of market inputs. Transfers out of level 3 were comprised primarily of CHF 0.2 billion of corporate bonds and CHF 0.1 billion of US commercial mortgage-backed securities (CMBS) as independent sources became available and were used to verify fair value.

Level 3 financial assets held for trading purchased during the quarter amounted to CHF 1.4 billion. These purchases consisted of CHF 0.8 billion of commercial mortgage loans to be securitized and CHF 0.4 billion of lending-related products.

Sales of level 3 financial assets held for trading amounted to CHF 2.8 billion during the quarter, which included CHF 0.7 billion of commercial mortgage loans that were securitized, CHF 0.6 billion of US CMBS Super Senior CDO, CHF 0.5 billion of lending related products, CHF 0.3 billion of non-US RLN and CHF 0.3 billion of corporate bonds.

90

Financial information

Note 12 Fair value of financial instruments (continued)

Derivative instruments

Derivative instruments transferred into level 3 include positive replacement values of CHF 0.5 billion and negative replacement values of CHF 0.4 billion. Transfers out of level 3 instruments include positive replacement values of CHF 0.5 billion and negative replacement values of CHF 0.6 billion.

Transfers into level 3 positive replacement values were comprised primarily of CHF 0.1 billion of structured credit bespoke CDO due to a reduction in the correlation between the portfolio held and the representative market portfolio used to independently verify market data, CHF 0.1 billion of index tranche CDS as reliability of underlying market data decreased, CHF 0.1 billion of corporate CDS for which credit curves and recovery rates could no longer be independently verified and CHF 0.1 billion of structured rates positions, where volatility could not be independently verified. Transfers into level 3 negative replacement values were comprised primarily of CHF 0.1 billion of index tranche CDS as reliability of underlying market data decreased, CHF 0.1 billion of corporate CDS for which credit curves and recovery rates could no longer be independently verified and CHF 0.1 billion of structured rates positions where volatility could not be independently verified.

Transfers out of level 3 positive replacement values were comprised primarily of CHF 0.4 billion of corporate CDS where credit curves and recovery rates could be independently verified. Transfers out of level 3 negative replacement values were comprised primarily of CHF 0.3 billion of structured credit bespoke CDO due to an increase in the correlation between the portfolio held and the representative market portfolio used to independently verify market data and CHF 0.2 billion of corporate CDS where credit curves and recovery rates could be independently verified.

Issuances of level 3 positive and negative replacement values were CHF 0.3 billion and CHF 0.2 billion, respectively, primarily comprised of structured credit positions.

Settlements of level 3 positive replacement values were CHF 1.0 billion, which included CHF 0.2 billion of structured credit positions, CHF 0.4 billion of corporate CDS, CHF 0.1 billion of US Subprime Super Senior CDO and CHF 0.1 billion of US CMBS Super Senior CDO. Settlements of level 3 negative replacement values were CHF 1.3 billion, which included CHF 0.5 billion of US CMBS Super Senior CDO, CHF 0.4 billion of structured credit positions and CHF 0.4 billion of corporate CDS.

Financial liabilities designated at fair value

Transfers of financial liabilities designated at fair value into level 3 of CHF 1.9 billion consisted primarily of CHF 1.0 billion of credit linked notes where the underlying credit curves could not be independently verified, CHF 0.5 billion interest rate linked notes as the correlation of interest rates and the correlation of foreign exchange could not be independently verified and CHF 0.4 billion of equity linked notes where the volatility of the embedded options could not be independently verified.

Transfers of financial liabilities designated at fair value out of level 3 were CHF 1.4 billion and consisted primarily of CHF 0.6 billion of equity linked notes where the volatility of the embedded option became independently verifiable, CHF 0.5 billion of credit linked notes where the underlying credit curve became independently verifiable and CHF 0.3 billion of interest rate linked notes where the volatility of the embedded option became independently verifiable.

Issuances of level 3 financial liabilities designated at fair value were CHF 2.3 billion and consisted primarily of CHF 1.0 billion of structured financing trades, CHF 0.6 billion of credit linked notes and CHF 0.4 billion of interest rate linked notes.

Settlements of level 3 financial liabilities designated at fair value were CHF 1.5 billion, which consisted primarily of CHF 0.8 billion of credit linked notes, CHF 0.4 billion of equity linked notes and CHF 0.3 billion of interest rate linked notes.

b) Valuation information

Own credit on financial liabilities designated at fair value

Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used to value uncollateralized and partially uncollateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which UBS medium term notes (MTN) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to purchase UBS MTN.

Amounts for the quarter represent the change during the quarter, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (i) changes in fair value that are attributable to the change in our credit spreads during the period, and (ii) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the interest rates and changes in the value of reference instruments issued by third parties. The disclosed own credit amounts are also impacted by foreign currency movements.

An own credit gain on financial liabilities designated at fair value of CHF 239 million was recorded in the second quarter. This includes a further improvement in our own credit calculation methodology and the correction of various own credit items relating to prior periods, which in aggregate resulted in an own credit gain of CHF 90 million and a decrease of CHF 27 million in other trading revenues, all reported in net trading income in the second quarter, resulting in a total net increase in operating profit before tax of CHF 63 million.

91

Notes to the interim consolidated financial statements

Note 12 Fair value of financial instruments (continued)

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.6.12	31.3.12	30.6.11	30.6.12	30.6.11
Total gain/(loss) for the period ended	239	(1,164)	(25)	(925)	(158)
of which: credit spread related only	132	(1,131)	90	(1,000)	(89)
Life-to-date gain	983	705	95

c) Deferred day 1 profit or loss

The table reflects the activity in deferred profit or loss for financial instruments for which fair value is determined using valuation models where not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, even if the values obtained from the relevant valuation model on day 1 differ. Day 1 reserves are released and profit is recorded in net trading income as either the underlying parameters become observable, the transaction is closed out, or through an appropriate amortization methodology. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance (movement of deferred day 1 profit or loss).

Deferred day 1 profit or loss
	For the quarter ended
CHF million	30.6.12	31.3.12	30.6.11
Balance at the beginning of the period	406	433	493
Deferred profit/(loss) on new transactions	170	61	113
Recognized (profit)/loss in the income statement	(88)	(73)	(65)
Foreign currency translation	20	(15)	(36)
Balance at the end of the period	508	406	505

92

Financial information

Note 13 Reclassification of financial assets

In the fourth quarter of 2008 and the first quarter of 2009, financial assets were reclassified out of held-for-trading to loans and receivables. On their reclassification date, these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

The table below provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables
			30.6.12
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
US student loan and municipal auction rate securities	3.2	2.7	3.0	93
Monoline-protected assets	0.6	0.5	0.5	91
Leveraged finance	0.4	0.4	0.4	84
US reference-linked notes	0.2	0.1	0.1	71
Other assets	0.9	0.8	0.7	85
Total	5.3	4.5	4.8	90

Held-for-trading assets reclassified to loans and receivables
CHF billion	30.6.12	31.3.12	31.12.11
Carrying value	4.8	5.0	5.3
Fair value	4.5	4.7	4.9
Pro-forma fair value gain/(loss)	(0.3)	(0.3)	(0.4)

In the second quarter of 2012, the carrying value of the remaining reclassified financial assets decreased by CHF 0.2 billion, mainly due to sales of assets with a carrying value of CHF 0.3 billion at the time of the sale. The net impact on operating profit before tax from the reclassified assets was a loss of CHF 0.1 billion (see table below). If these financial assets had not been reclassified, the impact on the second quarter 2012 operating profit before tax would have been a profit of approximately CHF 0.1 billion.

Contribution of the reclassified assets to the income statement
	For the quarter ended		Year-to-date
CHF million	30.6.12	31.3.12	30.6.12
Net interest income	33	33	66
Credit loss (expense)/recovery	(17)	22	5
Other income[1]	(71)	25	(47)
Impact on operating profit before tax	(55)	79	24

1  Includes net gains/losses on the disposal of reclassified financial assets.

93

Notes to the interim consolidated financial statements

Note 14 Derivative instruments

			30.6.12
CHF billion	Positive replacement values	Notional values related to positive replacement values[1]	Negative replacement values	Notional values related to negative replacement values[1]	Other notional values[2]
Derivative instruments
Interest rate contracts	301	7,242	279	6,970	19,588
Credit derivative contracts	55	1,299	52	1,221	323
Foreign exchange contracts	78	3,556	90	3,548	6
Equity/index contracts	19	239	20	269	20
Commodity contracts, including precious metals contracts	5	102	5	94	17
Unsettled purchases of non-derivative financial assets[3]	1	58	0	28	0
Unsettled sales of non-derivative financial assets[3]	0	38	1	48	0
Total derivative instruments, based on IFRS netting4, [5]	458	12,535	446	12,179	19,954
Replacement value netting, based on capital adequacy rules	(366)		(366)
Cash collateral netting, based on capital adequacy rules	(41)		(24)
Total derivative instruments, based on capital adequacy netting[6]	51		56

			31.3.12
	Positive replacement values	Notional values related to positive replacement values1, [7]	Negative replacement values	Notional values related to negative replacement values1, [7]	Other notional values[2,7]
Derivative instruments
Interest rate contracts	263	7,469	245	7,288	17,760
Credit derivative contracts	50	1,226	47	1,206	332
Foreign exchange contracts	80	3,318	87	3,209	7
Equity/index contracts	18	219	19	244	17
Commodity contracts, including precious metals contracts	5	106	5	94	19
Unsettled purchases of non-derivative financial assets[3]	0	59	0	38	0
Unsettled sales of non-derivative financial assets[3]	0	50	0	43	0
Total derivative instruments, based on IFRS netting4, [5]	418	12,448	404	12,122	18,134
Replacement value netting, based on capital adequacy rules	(329)		(329)
Cash collateral netting, based on capital adequacy rules	(37)		(22)
Total derivative instruments, based on capital adequacy netting[6]	52		53

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Receivables resulting from these derivatives are recognized on the balance sheet under Cash collateral receivables on derivative instruments totaling: CHF 4.5 billion (31 March 2012: CHF 2.3 billion; 31 December 2011: CHF 2.4 billion). Payables resulting from these derivatives are recognized on the balance sheet under Cash collateral payables on derivative instruments totaling: CHF 3.7 billion (31 March 2012: CHF 3.2 billion; 31 December 2011: CHF 2.7 billion).    3 Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    4 Replacement values based on International Financial Reporting Standards netting.    5 Includes agency transactions with a positive replacement value of CHF 5.9 billion (31 March 2012: CHF 5.6 billion; 31 December 2011: CHF 6.3 billion) and a negative replacement value of CHF 6.1 billion (31 March 2012: CHF 5.7 billion; 31 December 2011: CHF 6.7 billion) for which notional values were not included in the table above due to significantly different risk profile.    6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.    7 In the second quarter of 2012, we corrected 31 March 2012 notional values for credit derivative contracts and unsettled purchases and sales of non-derivative financial assets. Total notional values related to positive replacement values were reduced by CHF 106 billion. Total notional values related to negative replacement values were reduced by CHF 85 billion. This was largely offset by an increase in Other notional values of CHF 156 billion.

94

Financial information

Note 14 Derivative instruments (continued)

			31.12.11
	Positive replacement values	Notional values related to positive replacement values[1]	Negative replacement values	Notional values related to negative replacement values[1]	Other notional values[2]
Derivative instruments
Interest rate contracts	296	8,172	276	8,113	20,019
Credit derivative contracts	67	1,298	64	1,245	172
Foreign exchange contracts	97	3,194	106	3,123	12
Equity/index contracts	19	192	20	211	15
Commodity contracts, including precious metals contracts	7	101	7	91	18
Unsettled purchases of non-derivative financial assets[3]	0	40	0	11	0
Unsettled sales of non-derivative financial assets[3]	0	18	0	30	0
Total derivative instruments, based on IFRS netting4, [5]	487	13,014	473	12,823	20,236
Replacement value netting, based on capital adequacy rules	(383)		(383)
Cash collateral netting, based on capital adequacy rules	(46)		(28)
Total derivative instruments, based on capital adequacy netting[6]	58		62

1 In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    2 Receivables resulting from these derivatives are recognized on the balance sheet under Cash collateral receivables on derivative instruments totaling: CHF 4.5 billion (31 March 2012: CHF 2.3 billion; 31 December 2011: CHF 2.4 billion). Payables resulting from these derivatives are recognized on the balance sheet under Cash collateral payables on derivative instruments totaling: CHF 3.7 billion (31 March 2012: CHF 3.2 billion; 31 December 2011: CHF 2.7 billion).    3 Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    4 Replacement values based on International Financial Reporting Standards netting.    5 Includes agency transactions with a positive replacement value of CHF 5.9 billion (31 March 2012: CHF 5.6 billion; 31 December 2011: CHF 6.3 billion) and a negative replacement value of CHF 6.1 billion (31 March 2012: CHF 5.7 billion; 31 December 2011: CHF 6.7 billion) for which notional values were not included in the table above due to significantly different risk profile.    6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss federal banking law.

Note 15 Other assets and liabilities

CHF million	30.6.12	31.3.12	31.12.11

Other assets
Prime brokerage receivables	5,913	7,833	6,103
Deferred pension expenses	3,783	3,780	3,300
Other	3,242	2,860	3,062
Total other assets	12,939	14,473	12,465

Other liabilities
Prime brokerage payables	39,170	35,248	36,746
Amounts due under unit-linked investment contracts	16,327	16,440	16,481
Provisions	1,648	1,584	1,626
Current and deferred tax liabilities	520	593	584
Other	5,756	6,158	6,255
Total other liabilities	63,422	60,023	61,692

95

Notes to the interim consolidated financial statements

Note 16  Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation and regulatory[2]	Restructuring		Loan commitments and guarantees	Other[3]	Total provisions
Balance at 31 December 2011	58	482	467		93	525	1,626
Increase in provisions recognized in the income statement	8	70	139		0	21	239
Release of provisions recognized in the income statement	(3)	(18)	(7)		(3)	(3)	(34)
Provisions used in conformity with designated purpose	(14)	(66)	(72)		0	(30)	(181)
Reclassifications	0	0	(37)	[4]	3	0	(34)
Foreign currency translation/unwind of discount	(1)	(15)	(8)		(2)	(6)	(32)
Balance at 31 March 2012	49	454	484		92	506	1,584
Increase in provisions recognized in the income statement	9	210	32		1	23	275
Release of provisions recognized in the income statement	0	(27)	(26)		(1)	(3)	(58)
Provisions used in conformity with designated purpose	(6)	(75)	(88)		0	(23)	(192)
Reclassifications	0	0	(2)	[4]	(15)	0	(17)
Foreign currency translation/unwind of discount	0	22	22		2	9	55
Balance at 30 June 2012	52	584	422		78	513	1,648

1  Includes provisions for litigation resulting from security risks and transaction processing risks.    2  Includes litigation resulting from legal, liability and compliance risks. Additionally, includes a provision established in connection with demands for repurchase of US mortgage loans sold or securitized by UBS as described in section c) of this note.    3  Includes reinstatement costs for leasehold improvements, provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leave) and other items.    4  Reflects a reclassification to share premium of restructuring provisions related to share-based compensation.

b) Litigation and regulatory matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and the outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.

    Certain potentially significant legal proceedings or threatened proceedings are described below. In some cases we provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. We are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities. We also believe that such estimates could seriously prejudice our position in these matters.

1. Municipal bonds

In 2011, UBS announced a USD 140.3 million settlement with the US Securities and Exchange Commission (SEC), the Antitrust Division of the US Department of Justice (DOJ), the Internal Revenue Service (IRS) and a group of state attorneys general relating to the investment of proceeds of municipal bond issuances and associated derivative transactions. The settlement resolves the investigations by those regulators which had commenced in November 2006. Several related putative class actions, which were filed in Federal District Courts against UBS and numerous other firms, remain pending. However, approximately USD 63 million of the regulatory settlement will be made available to potential claimants through a settlement fund, and payments made through the fund should reduce the total monetary amount at issue in the class actions for UBS. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation; those individual matters also remain pending.

2. Auction rate securities

In 2008, UBS entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby UBS agreed to offer to buy back Auction Rate Securities (ARS) from eligible customers, and to pay penalties of USD 150 million (USD 75 million to the NYAG and USD 75 million to the other states). UBS has since finalized settlements with all of the states. The settlements resolved investigations following the industry-wide disruption in the markets for ARS and related auction failures beginning in early 2008. The SEC continues to investigate individuals affiliated with UBS regarding the trading in ARS and disclosures. UBS has also been named in (i) several putative class actions; (ii) arbitration and litigation claims asserted by inves-

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tors relating to ARS, including a pending consequential damages claim by a former customer for damages of USD 76 million; and (iii) arbitration and litigation claims asserted by issuers, including a pending litigation under state common law and a state racketeering statute seeking at least USD 40 million in compensatory damages, plus exemplary and treble damages, and several arbitration claims filed in early 2012 alleging violations of state and federal securities law that seek compensatory and punitive damages, among other relief.

3. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. UBS is cooperating with these requests within the limits of financial privacy obligations under Swiss and other applicable laws. In France, a criminal investigation into allegations of illicit cross-border activity has been initiated with the appointment of a “Juge d’instruction”.

4. Matters related to the financial crisis

UBS is responding to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the financial crisis of 2007 to 2009 and in particular mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating UBS’s valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007, and UBS’s structuring and underwriting of certain CDOs during the first and second quarters of 2007. UBS has provided documents and testimony to the SEC and is continuing to cooperate with the SEC in its investigations. UBS has also communicated with and has responded to other inquiries by various governmental and regulatory authorities concerning various matters related to the financial crisis. These matters concern, among other things, UBS’s (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

    UBS is a defendant in several lawsuits filed by institutional purchasers of CDOs structured by UBS in which plaintiffs allege, under various legal theories, that UBS misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses, including one case in which plaintiffs claim losses of at least USD 331 million.

5. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS has been named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. It is vigorously defending the suit, and has filed an opposition, currently pending before the court, to plaintiffs’ motion to certify the case as a class action. Firms that underwrote other non-structured Lehman securities have been named as defendants in the same purported class action, and those underwriters have entered into settlements. UBSFS has also been named in numerous individual civil suits and customer arbitrations, which proceedings are at various stages. The individual customer claims relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers. In 2011, UBSFS entered into a settlement with FINRA related to the sale of these notes, pursuant to which UBSFS agreed to pay a USD 2.5 million fine and approximately USD 8.25 million in restitution and interest to a limited number of investors in the US.

6. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, UBS was a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits relating to approximately USD 42 billion in original face amount of RMBS underwritten or issued by UBS. Many of the lawsuits are in their early stages, and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 9 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 33 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS). In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights.

These lawsuits include actions brought by the Federal Housing Finance Agency (FHFA), as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac and collectively with Fannie Mae, the GSEs) in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-sponsored RBMS and USD 1.8 billion in original face amount of third-party RMBS. These

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suits assert claims for damages and rescission under federal and state securities laws and state common law and allege losses of approximately USD 1.2 billion. The court denied UBS’s motion to dismiss in May 2012, but the court has since granted UBS’s motion to certify for appeal to the US Court of Appeals for the Second Circuit two legal issues that were the subject of UBS’s motion to dismiss. The Second Circuit is now considering whether to accept the appeal. The case is proceeding into discovery and trial is currently scheduled for January 2014. The FHFA also filed suits in 2011 against UBS and other financial institutions relating to their role as underwriters of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law. Most of these cases are also moving into discovery. UBS was previously named as a defendant in three lawsuits brought by insurers of RMBS claiming equitable and contractual subrogation rights and seeking recovery of insurance payments to RMBS investors on the basis that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers. In April 2012, two of these lawsuits were dismissed; the remaining lawsuit is pending.

In 2011 a federal court in New Jersey dismissed on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. The plaintiff then filed an amended complaint, which UBS has again moved to dismiss on statute of limitations grounds, among others.

    As described below under “c) Other contingent liabilities”, UBS has also received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. In February 2012, Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, filed suit against UBS Real Estate Securities Inc. (UBS RESI) in New York State Court asserting claims for breach of contract and declaratory relief based on UBS RESI’s alleged failure to repurchase allegedly defective mortgage loans with an original principal balance of at least USD 997 million that serve as collateral for UBS-sponsored RMBS insured by Assured Guaranty. Assured Guaranty also claims that UBS RESI breached representations and warranties concerning the mortgage loans and breached certain obligations under commitment letters. Assured Guaranty seeks unspecified damages that include payments on current and future claims made under Assured Guaranty insurance policies totaling approximately USD 308 million at the time of the filing of the complaint, as well as compensatory and consequential losses, fees, expenses and prejudgment interest. In April 2012, UBS RESI moved to dismiss Assured Guaranty’s complaint.

In April 2012, Freddie Mac filed a notice and summons in New York Supreme Court initiating suit against UBS RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. Freddie Mac seeks specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. The complaint for this suit has not yet been filed.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

7. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and defendants subsequently moved to dismiss the claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In March 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. Plaintiffs have appealed.

8. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg)

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SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011 the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. The BMIS Trustee has appealed the District Court’s decision. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

9. Transactions with Italian public sector entities

In 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007. The primary allegation was that UBS Limited and the other international banks obtained hidden and/or illegal profits by entering into the derivative contracts with Milan. In addition, two current UBS employees and one former employee, together with employees from other banks, a former officer of Milan and a former adviser to Milan, are facing a criminal trial for alleged “aggravated fraud” in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. UBS Limited is also the subject of an administrative charge brought in the context of the criminal trial of the individuals of failing to have in place a business organizational model to avoid the alleged misconduct by employees, the sanctions for which could include a limitation on activities in Italy and/or fines. In March 2012, UBS Limited and UBS Italia SIM Spa finalized a settlement agreement with Milan which enabled Milan to terminate the interest rate swap component of the existing derivative transactions in consideration of Milan’s release of all of its civil damages claims, including those filed in the criminal proceedings. Under the settlement, UBS Limited applied a discount to the cost of the transaction for Milan without any admission of liability. The settlement did not dispose of the ongoing criminal or administrative proceedings, nor did it dispose of a civil consumer group claim lodged in the criminal proceeding.

A number of transactions which UBS Limited and UBS AG respectively entered into with other public entity counterparties in Italy have also been called into question or become the subject of legal proceedings and claims for damages and other awards. These include derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence. Florence and Tuscany have also attempted to invoke Italian administrative law remedies which purport to allow a public entity to challenge its own decision to enter into the relevant contracts and avoid their obligations thereunder. UBS is resisting these attempts. UBS has issued proceedings before the English courts in connection with a number of these transactions, seeking to obtain declaratory judgments as to the validity and enforceability of UBS’s English law contractual arrangements with its counterparties and, to the extent relevant, the legitimacy of UBS’s conduct in respect of those counterparties. In recent months, discussions have commenced with several of the Italian public sector entities in relation to these claims. In March 2012, an in-principle settlement was reached with the Region of Lombardy, subject to appropriate documentation. In April 2012, UBS AG and UBS Limited settled the existing disputes with the Region of Tuscany without any admission of liability. An application seeking the dismissal of a related criminal investigation has been filed with the Prosecutor.

10. HSH Nordbank AG (HSH)

HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that UBS knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing its right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. In March 2012, a New York state appellate court dismissed HSH’s fraud claim and affirmed the trial court’s dismissal of its negligent misrepresentation claim and pu-

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nitive damages demand. As a result, the claims remaining in the case are for breach of contract and breach of the implied covenant of good faith and fair dealing. HSH has sought permission to appeal the appellate court’s decision to the New York Court of Appeals.

11. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of Credit Default Swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landesbank Baden-Württemburg (LBBW), in relation to their respective swaps with KWL. Under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. Earlier in 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. The English court ruled in 2010 that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has added its monetary claim to the proceedings. KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS’s termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited.

    In 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL also withdrew its civil claims against UBS and Depfa in the German courts, and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against LBBW are now proceeding before the German courts. The Leipzig court has ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

The back-to-back CDS transactions were terminated in 2010. In 2010, UBS and UBS Limited issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS Limited contends that it is owed

USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW respectively are defending against the claims and have also issued counterclaims. Additionally Depfa has added a claim against KWL to the proceedings against it and KWL has served a defense.

In 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

In 2011, the SEC commenced an inquiry regarding the KWL transactions and UBS is providing information to the SEC relating to those transactions.

12. Puerto Rico

In April 2012, UBS Financial Services Inc. of Puerto Rico (UBS PR) settled an administrative proceeding with the SEC related to disclosures and secondary market trading involving shares of closed-end funds sold by UBS PR during 2008 and 2009. Under the terms of the settlement, and without admitting or denying the findings, UBS PR will pay a penalty, disgorgement and pre-judgment interest totaling USD 26.6 million. UBS PR also consented to a censure and a cease and desist from future violations of various provisions of the federal securities laws, and will hire an independent consultant to review UBS PR’s closed-end fund disclosures and trading policies and procedures. Separately, UBS PR and dozens of unrelated parties were sued in Puerto Rico Superior Court in 2011 in a purported civil derivative action seeking to bring claims on behalf of the Employee Retirement System of Puerto Rico related to, among other things, the issuance of the bonds underwritten by UBS PR and the investment of the proceeds of those bond issuances. UBS PR’s motion to dismiss that action is pending.

13. LIBOR

Numerous government agencies, including the SEC, the US Commodity Futures Trading Commission (CFTC), the DOJ, the UK Financial Services Authority (FSA), various state attorneys general in the US, and competition authorities in various jurisdictions are conducting investigations regarding sub missions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times. In addition, the Swiss Competition Commission (WEKO) has commenced an investigation of numerous banks and financial intermediaries concerning possible collusion relating to LIBOR and TIBOR (Tokyo Interbank Offered Rate) reference rates and certain derivatives transactions. In July 2012, following the announcement of a settlement by a UK-based bank with the FSA, CFTC and DOJ, the UK Government announced that there will be a Parliamentary inquiry into “transparency, conflicts of interest and the culture and pro-

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fessional standards of the financial services industry including the interaction with the criminal law”; and a narrower review by the FSA that concerns the LIBOR process. At the same time, the UK Serious Fraud Office announced that it has formally accepted the LIBOR matter for investigation.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau has granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters we reported to those authorities, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint-and-several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

    In 2011, the Japan Financial Services Agency (JFSA) commenced an administrative action against UBS Securities Japan Ltd (UBS Securities Japan) based on findings by the Japan Securities and Exchange Surveillance Commission (SESC) that (i) a trader of UBS Securities Japan engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions; and (ii) serious problems in the internal controls of UBS Securities Japan resulted in its failure to detect this conduct. Based on the findings, the JFSA issued a Business Suspension Order requiring UBS Securities Japan to suspend trading in derivatives transactions related to Yen LIBOR and Euroyen TIBOR from 10 January to 16 January 2012 (excluding transactions required to perform existing contracts). The JFSA also issued a Business Improvement Order that requires UBS Securities Japan to (i) develop a plan to ensure compliance with its legal and regulatory obligations and to establish a control framework that is designed to prevent recurrences of the conduct identified in the JF-

SA’s administrative action, and (ii) provide periodic written reports to the JFSA regarding the company’s implementation of the measures required by the order. On the same day the JFSA also commenced an administrative action against UBS AG, Tokyo Branch, based on a finding that an employee of the Tokyo branch “continuously received approaches” from an employee of UBS Securities Japan regarding Euroyen TIBOR rate submissions, which was determined to be an inappropriate practice that was not reported to the branch’s management. Pursuant to this administrative action, the JFSA issued an order under the Japan Banking Act which imposes requirements similar to those imposed under the Business Improvement Order directed to UBS Securities Japan.

A number of putative class actions and other actions are pending in federal court in Manhattan against UBS and numerous other banks on behalf of certain parties who transacted in LIBOR-based derivatives. The complaints allege manipulation, through various means, of the US dollar LIBOR rate and prices of US dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the US Commodity Exchange Act and antitrust laws. In April 2012, plaintiffs filed consolidated amended complaints which UBS and the other bank defendants moved to dismiss in June 2012. Since April 2012, two other putative class actions were filed in federal court in Manhattan against UBS and other banks. The substantive allegations of these new actions are almost identical to the allegations of the other actions except that these suits expressly allege causes of action based on the alleged manipulation of Yen LIBOR and Euroyen TIBOR in one case, and EURIBOR (Euro Interbank Offered Rate) in the other case. The new cases have not been transferred or consolidated with the others.

14. SinoTech Energy Limited

Since 2011, multiple putative class action complaints have been filed and consolidated in federal court in Manhattan, against SinoTech Energy Limited (SinoTech), its officers and directors, its auditor at the time of its initial public offering (IPO), and its underwriters, including UBS. The second amended complaint filed in June 2012 alleges, with respect to the underwriters, that the registration statement and prospectus filed in connection with SinoTech’s 2010 USD 168 million IPO of American Depositary Shares, of which UBS underwrote 70%, contained materially misleading statements and omissions, including allegations regarding the authenticity and accuracy of certain asset purchase contracts purportedly entered into between SinoTech and its vendors. Plaintiff asserts violations of the US federal securities laws and seeks unspecified compensatory damages, among other relief.

In 2012, SinoTech’s securities were delisted by Nasdaq and their registration was revoked by the SEC. In April 2012, the SEC filed a complaint against SinoTech and three of its executives alleging certain improprieties arising out of actions that occurred subsequent to the initial public offering. UBS is not a party to the action nor is it referred to in the complaint.

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15. Swiss retrocessions

The Zurich High Court decided in January 2012, in a test case, that fees received by a bank for the distribution of financial products issued by third parties should be considered to be “retrocessions” unless they are received by the bank for genuine distribution services. Fees considered to be retrocessions would have to be disclosed to the affected clients and, absent specific client consent, surrendered to them. Both parties have appealed the decision to the Swiss Supreme Court. If the holding in this case is not reversed on appeal and is followed in other cases, UBS (like other banks in Switzerland) could be subject to significant reimbursement claims by certain clients for past fees.

16. Unauthorized trading incident

FINMA and the FSA have been conducting a joint investigation of the unauthorized trading incident that occurred in the Investment

Bank and was announced in September 2011. In addition, FINMA and the FSA have announced that they have commenced enforcement proceedings against UBS in relation to this matter.

In June 2012, a putative securities fraud class action was filed in federal court in Manhattan against UBS AG and certain of its former officers relating to the unauthorized trading incident. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 15 March 2011 through 15 September 2011. The complaint alleges that UBS misrepresented in its 2010 Annual Report that its controls and procedures were effective as of 31 December 2010, and that the falsity of that representation became apparent when UBS disclosed the unauthorized trading incident in September 2011, a disclosure that purportedly caused UBS’s stock price to drop 10% in one day. Plaintiff seeks unspecified damages and interest, among other relief.

c) Other contingent liabilities

1. Demands related to sales of mortgages and RMBS

For several years prior to the crisis in the US residential mortgage loan market, we sponsored securitizations of US residential mortgage-backed securities (RMBS) and were a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS RESI, acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007 UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans.

A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

When we acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS, including a GSE, of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table below summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 25 July 2012.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	through 25 July 2012	Total
Actual or agreed loan repurchases/make whole payments by UBS	11.7	1.4	0.1			13.2
Demands resolved or expected to be resolved through enforcement of UBS’s indemnification rights against third-party originators		77.4	1.8	45.0	571.8	697.2
Demands resolved in litigation	0.6	20.7				21.3
Demands in litigation			345.6	652.1	93.8	1,091.5
Demands rebutted by UBS but not yet rescinded by counterparty		3.2	1.8	368.5	149.0	522.5
Demands rescinded by counterparty	110.2	100.4	18.8	8.3		237.7
Demands in review by UBS		2.1	0.1	10.2	1.4	12.5
Total	122.5	205.1	368.2	1,084.1	816.0	2,595.9

1 Loans submitted by multiple counterparties are counted only once.

102

Financial information

Note 16 Provisions and contingent liabilities (continued)

Our balance sheet as of 30 June 2012 reflected a provision of USD 117 million based on our best estimate of the loss arising from certain loan repurchase demands received since 2006 to which we have agreed or which remain unresolved. As described above under “b) Litigation and regulatory matters”, Freddie Mac filed a notice and summons in New York Supreme Court in April 2012 seeking specific performance of UBS RESI’s alleged loan repurchase obligations for loans totaling at least USD 94 million in original principal balance; Assured Guaranty filed a lawsuit against UBS RESI in February 2012 relating to loan repurchase demands totaling approximately USD 997 million in original principal balance. Assured Guaranty made additional loan repurchase demands totaling approximately USD 391 million in original principal balance in June 2012, and it is not clear when or to what extent additional demands may be made by Assured Guaranty, Freddie Mac or others. UBS also cannot reliably estimate when or to what extent the provision will be utilized in connection with actual payments to resolve loan repurchase demands, because both the submission of loan repurchase demands and the timing of resolution of such demands are uncertain.

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future indemnity rates or percentage losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans or indemnify against losses due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Only a small number of our demands have been resolved, and we have not recognized any asset on our balance sheet in respect of the unresolved demands. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

As described above under “b) Litigation and regulatory matters”, we are also subject to claims and threatened claims in connection with our role as underwriter and issuer of RMBS.

2. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted a contractual indemnification claim to UBS in the amount of approximately USD 153 million, including interest and penalties. The claim pertains principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership.

103

Notes to the interim consolidated financial statements

Note 17 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.12			31.3.12			31.12.11
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	8,594	(328)	8,266	8,583	(294)	8,289	8,671	(315)	8,356
Performance guarantees and similar instruments	3,452	(619)	2,833	3,355	(606)	2,749	3,337	(493)	2,845
Documentary credits	6,780	(622)	6,158	6,869	(657)	6,211	6,897	(737)	6,160
Total guarantees	18,826	(1,569)	17,257	18,807	(1,557)	17,250	18,905	(1,545)	17,360
Commitments
Loan commitments	64,180	(1,349)	62,831	60,632	(1,586)	59,046	58,192	(1,640)	56,552
Underwriting commitments	546	(390)	156	599	(486)	113	1,160	(278)	882
Total commitments	64,726	(1,739)	62,987	61,231	(2,072)	59,159	59,352	(1,918)	57,434
Forward starting transactions[1]
Reverse repurchase agreements	35,526			43,740			27,113
Securities borrowing agreements	1,885			584			502
Repurchase agreements	32,854			34,808			21,134

1 Cash to be paid in the future by either UBS or the counterparty.

Note 18 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year-to-date
	30.6.12	31.3.12	30.6.11	30.6.12	31.3.12	30.6.11	30.6.12	30.6.11
1 USD	0.95	0.90	0.84	0.94	0.91	0.85	0.92	0.89
1 EUR	1.20	1.20	1.22	1.20	1.20	1.24	1.20	1.26
1 GBP	1.49	1.44	1.35	1.49	1.45	1.39	1.48	1.45
100 JPY	1.19	1.09	1.04	1.19	1.12	1.05	1.16	1.09

1 Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

104

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

105

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

Income statement UBS AG (Parent Bank)

	For the quarter ended		Year-to-date	For the year ended
CHF million	30.6.12	31.3.12	30.6.12	31.12.11
Net interest income	777	1,119	1,896	4,597
Net fee and commission income	1,411	1,592	3,003	6,373
Net trading income	1,707	1,625	3,332	3,545
Other income from ordinary activities	1,031	166	1,198	3,508
of which: dividend income from investments in subsidiaries and other participations	718	8	726	758
Operating income	4,926	4,502	9,429	18,023
Personnel expenses	1,887	1,879	3,767	8,309
General and administrative expenses	1,189	1,066	2,255	4,380
Operating expenses	3,076	2,945	6,021	12,690
Operating profit	1,850	1,557	3,407	5,333
Impairment of investments in subsidiaries and other participations	(355)	420	64	165
Depreciation of fixed assets	137	117	255	581
Allowances, provisions and losses	141	24	165	153
Profit before extraordinary items and taxes	1,927	996	2,923	4,434
Extraordinary income	563	223	786	1,888
Extraordinary expenses	(75)	(12)	(86)	(649)
Tax (expense)/benefit	25	8	33	(232)
Profit for the period	2,441	1,214	3,655	5,440

106

Financial information

Balance sheet UBS AG (Parent Bank)

				% change from
CHF million	30.6.12	31.3.12	31.12.11	31.3.12	31.12.11

Assets
Liquid assets	89,693	80,442	38,094	11	135
Money market paper	33,847	38,890	41,222	(13)	(18)
Due from banks	190,697	180,110	231,401	6	(18)
Due from customers	169,662	155,239	148,474	9	14
Mortgage loans	146,911	145,393	144,346	1	2
Trading balances in securities and precious metals	120,017	127,828	120,312	(6)	0
Financial investments	26,343	24,295	20,193	8	30
Investments in subsidiaries and other participations	25,317	24,649	23,990	3	6
Fixed assets	4,948	4,863	4,807	2	3
Accrued income and prepaid expenses	2,229	2,169	2,114	3	5
Positive replacement values	59,542	57,477	64,580	4	(8)
Other assets	7,359	6,613	6,552	11	12
Total assets	876,564	847,968	846,085	3	4

Liabilities
Money market paper issued	41,527	49,431	56,788	(16)	(27)
Due to banks	152,561	132,923	124,625	15	22
Trading portfolio liabilities	40,479	42,345	32,522	(4)	24
Due to customers on savings and deposit accounts	90,615	87,573	85,393	3	6
Other amounts due to customers	276,666	270,537	278,096	2	(1)
Medium-term bonds	1,612	1,759	1,951	(8)	(17)
Bonds issued and loans from central mortgage institutions	95,688	95,603	89,361	0	7
Financial liabilities designated at fair value	64,131	62,169	62,976	3	2
Accruals and deferred income	6,066	5,951	6,671	2	(9)
Negative replacement values	53,844	49,540	58,994	9	(9)
Other liabilities	8,432	7,333	7,122	15	18
Allowances and provisions	1,474	1,412	1,412	4	4
Total liabilities	833,095	806,576	805,911	3	3

Equity
Share capital	383	383	383	0	0
General statutory reserve	31,990	32,354	32,350	(1)	(1)
Reserve for own shares	871	583	1,066	49	(18)
Other reserves	6,570	1,417	934	364	603
Retained earnings available for appropriation		5,440
Profit/(loss) for the year-to-date period	3,655	1,214	5,440	201	(33)
Equity attributable to shareholders	43,469	41,392	40,174	5	8
Total liabilities and equity	876,564	847,968	846,085	3	4

107

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS AG (Parent Bank)

The Parent Bank financial statements are prepared in accordance with Swiss federal banking law. The accounting policies are principally the same as the IFRS based accounting policies for the Group, as described more fully in “Note 1 Summary of significant accounting policies” to the consolidated financial statements in our Annual Report 2011. Principal differences between the accounting policies for the Group and for the Parent Bank are described in “Note 39 Swiss banking law requirements” to the consolidated financial statements in our Annual Report 2011. Further information regarding the accounting policies applied for the statutory accounts of the Parent Bank can be found in “Note 2 Accounting policies” to the Parent Bank financial statements in our Annual Report 2011.

In preparing the interim financial information for the Parent Bank, the same accounting principles and methods of computation have been applied as in the annual financial statements as of 31 December 2011. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2011.

Reconciliation Swiss federal banking law equity to FINMA/BIS Basel 2.5 capital UBS AG (Parent Bank)

CHF billion	30.6.12	31.3.12
Equity – Swiss federal banking law	43.5	41.4
Add: net deferred tax assets	5.3	5.5
Add: other adjustments	0.7	1.0
Less: treasury shares/deduction for own shares	(1.8)	(1.7)
Less: goodwill & intangible assets	(0.5)	(0.4)
Less: securitization exposures[1]	(1.1)	(2.0)
Less: net long position of participations[2]	(10.1)	(10.0)
FINMA/BIS tier 1 capital	36.1	33.8
FINMA/BIS total capital	37.1	34.2

1  Includes 50% of securitization exposures and 50% of the fair value of our option to acquire the SNB StabFund’s equity.    2  Includes 50% of net long positions of participations in the finance sector.

108

Financial information

BIS Basel 2.5 capital information UBS AG (Parent Bank)

CHF million, except where indicated	30.6.12	31.3.12	31.12.11
BIS core tier 1 capital	36,063	33,786	35,626
BIS tier 1 capital	36,063	33,786	35,626
BIS total capital	37,114	34,161	37,736
BIS core tier 1 capital ratio (%)	15.2	15.1	14.2
BIS tier 1 capital ratio (%)	15.2	15.1	14.2
BIS total capital ratio (%)	15.6	15.3	15.0
BIS risk-weighted assets	237,637	223,220	250,908

FINMA Basel 2.5 capital information UBS AG (Parent Bank)

CHF million, except where indicated	30.6.12	31.3.12	31.12.11
FINMA core tier 1 capital	36,063	33,786	35,626
FINMA tier 1 capital	36,063	33,786	35,626
FINMA total capital	37,114	34,161	37,736
FINMA core tier 1 capital ratio (%)	14.0	14.0	13.2
FINMA tier 1 capital ratio (%)	14.0	14.0	13.2
FINMA total capital ratio (%)	14.4	14.2	14.0
FINMA risk-weighted assets[1]	257,265	241,202	269,211

1  Risk-weighted assets for supervisory purposes are based on Swiss Financial Market Supervisory Authority (FINMA) regulations, and are higher than under the BIS Basel 2.5 guidelines. The differences relate to the FINMA surcharge on credit risk RWA for exposures treated under the standardized approach, a surcharge for non-counterparty-related assets and additional requirements for market risk.

109

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS Limited financial information

Income statement UBS Limited1

	For the quarter ended		Year-to-date	For the year ended
GBP million	30.6.12	31.3.12	30.6.12	31.12.11
Interest income	138	162	300	1,151
Interest expense	(139)	(165)	(304)	(1,163)
Net interest income	(1)	(3)	(4)	(12)
Net fee and commission income	(2)	(1)	(3)	(6)
Net trading income	3	3	6	31
Other income	56	59	115	226
Total operating income	56	58	114	239
Total operating expenses	(50)	(51)	(101)	(214)
Operating profit before tax	6	7	13	25
Tax expense/(benefit)	2	2	3	7
Net profit	5	5	10	18

1  In accordance with International Financial Reporting Standards.

110

Financial information

Balance sheet UBS Limited1

				% change from
GBP million	30.6.12	31.3.12	31.12.11	31.3.12	31.12.11

Assets
Due from banks	12,288	12,570	11,876	(2)	3
Cash collateral on securities borrowed and reverse repurchase agreements	40,121	40,004	45,562	0	(12)
Trading portfolio assets	845	753	822	12	3
Positive replacement values	92,771	90,168	98,984	3	(6)
Cash collateral receivables on derivative instruments	19,595	16,240	16,631	21	18
Loans	322	530	501	(39)	(36)
Other assets	4,666	4,381	3,556	7	31
Total assets	170,608	164,646	177,931	4	(4)

Liabilities
Due to banks	7,836	7,418	7,919	6	(1)
Cash collateral on securities lent and repurchase agreements	39,540	39,585	43,859	0	(10)
Trading portfolio liabilities	866	763	880	13	(2)
Negative replacement values	92,783	90,168	98,985	3	(6)
Cash collateral payables on derivative instruments	24,534	21,845	22,217	12	10
Due to customers	306	405	441	(25)	(31)
Other liabilities	1,797	1,501	1,280	20	40
Total liabilities	167,661	161,686	175,580	4	(5)

Equity
Share capital	194	194	154	0	26
Share premium	2,656	2,656	2,096	0	27
Retained earnings	69	83	77	(16)	(11)
Cumulative net income recognized directly in equity, net of tax	28	29	24	(1)	18
Total equity	2,947	2,961	2,351	0	25
Total liabilities and equity	170,608	164,646	177,931	4	(4)

1  In accordance with International Financial Reporting Standards.

Capital information UBS Limited1

		Basel 2.5
GBP million, except where indicated	30.6.12	31.3.12	31.12.11
Core tier 1 capital	2,908	2,926	2,326
Tier 1 capital	2,908	2,926	2,326
Total capital	2,931	2,949	2,349
Risk-weighted assets	4,218	3,620	3,972
Core tier 1 capital ratio (%)	68.9	80.8	58.6
Tier 1 capital ratio (%)	68.9	80.8	58.6
Total capital ratio (%)	69.5	81.5	59.2

1  In accordance with UK Financial Services Authority regulations.

111

Appendix

UBS shares

UBS shares and market capitalization

	As of				% change from
	30.6.12	31.3.12	30.6.11	31.3.12	30.6.11
Share price (CHF)	11.05	12.65	15.33	(13)	(28)
Market capitalization (CHF million)[1]	42,356	48,488	58,745	(13)	(28)

1  Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

112

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy and performance; the strategy and performance of the business divisions and the Corporate Center; risk, treasury and capital management; corporate governance, responsibility and senior management and compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK-AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

113

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to reduce its Basel III risk-weighted assets in order to comply with future Swiss capital requirements without materially adversely affecting its profitability; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration; (5) possible constraints or sanctions that regulatory authorities might impose on UBS, including as a consequence of the unauthorized trading incident announced in September 2011; (6) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business, (7) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, including those stemming from the market events and losses incurred by clients and counterparties during the financial crisis of 2007 to 2009 and from the ongoing investigations relating to the setting of LIBOR and other reference rates; (8) the effects on UBS’s cross-border banking business of tax treaties negotiated or under discussion between Switzerland and other countries and future tax or regulatory developments; (9) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty; and (15) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ SERGIO ERMOTTI
Name:	Sergio Ermotti
Title:	Group Chief Executive Officer

By:	/s/ TOM NARATIL
Name:	Tom Naratil
Title:	Group Chief Financial Officer

Date: July 31, 2012